
JLL
SEE A BRIGHTER WAY

Annual Report 2024

Jones Lang LaSalle Incorporated

jll.com

A year of achievements

A letter to our stakeholders

From Christian Ulbrich *President and Chief Executive Officer*



In 2024, JLL marked 25 years as a publicly listed company on the New York Stock Exchange, offering us an opportunity to reflect on our company's long history, and the road ahead. Today, with over 112,000 colleagues serving clients from our offices in 80 countries around the world, the scope of our organization has certainly evolved since our origins in 1783, but our commitment to our clients and colleagues endures.

Financial performance

In 2024, JLL delivered strong financial results, with revenue growth and continued cost discipline driving bottom-line and margin improvement, along with an increase in our free cash flow generation.

Our revenue rose 13% to $23.4 billion, while adjusted EBITDA for the year rose by 28% to $1.2 billion. Our resilient business lines continued to show solid growth, with 14% annual growth led by Workplace Management. Fueled by a strong second half of 2024, our transactional revenues also grew significantly, at 11% for the year.

These results demonstrate the strength of JLL's global platform which continues to enable resilient growth through the cycle.

Clients look to JLL for innovative real estate solutions, industry expertise and data-driven insights. With our strong momentum amidst an improving macroeconomic backdrop, JLL's talent and differentiated platform position us well to gain market share and drive profitable growth in 2025.

Strategy

The five macro trends we identified in our strategic vision Beyond, launched in 2017, continue to shape the real estate industry: corporate real estate outsourcing, rising capital flows to real estate, increasing urbanization, fourth industrial revolution, and sustainability. While all these trends are still valid, some have slowed in pace while others have accelerated, and sub-trends have emerged.

Technology and Artificial Intelligence

As an early-adopter of generative AI, JLL continues to invest in cutting-edge technologies, delivering industry-leading insights for our clients and significantly boosting our colleagues' productivity. In October 2024, we unveiled JLL Falcon, our groundbreaking AI platform designed to accelerate the commercial real estate industry's digital transformation. This innovative platform combines JLL's extensive proprietary data with advanced generative AI models, offering a suite of AI-enabled software services that provide timely, revenue-generating, and cost-saving insights while maximizing returns.

Two key innovations powered by JLL Falcon are JLL Azara and the next iteration of JLL GPT.

JLL Azara is an AI-driven data analysis application that revolutionizes how business leaders interact with corporate real estate and facilities management data. By converting complex information into actionable insights, JLL Azara enables us to address business challenges with unprecedented speed and adaptability, delivering customized solutions for our clients.

JLL GPT is the first generative AI assistant purpose-built for the commercial real estate industry. Since its introduction in August 2023, JLL GPT has empowered our workforce to generate specialized insights based on curated datasets, enhancing client outcomes across the enterprise.



Sustainability

Sustainability is fundamental to our long-term growth, allowing JLL to deliver long-term value to our shareholders, and create productive, healthy spaces for our clients and employees. As an organization, JLL is focused on the transition to net-zero to enhance portfolio performance and mitigate risk across the built environment. Our sustainability services are aligned to maximize tangible commercial outcomes for both investors and occupiers. In an era marked by energy insecurity, we are collaborating with our clients to ensure they have a resilient, reliable, and secure energy supply as grid demand intensifies.

Strategy in action

At JLL, we are continually adjusting our strategy and services in line with evolving trends, while also developing a forward-looking approach that will guide us past 2025. What was right in the past may not be the best way forward. With the advancements in technology and AI, we concluded that it is time to bring together all our building management groups under one segment, Real Estate Management Services, to better capitalize on synergies across platform operations, innovation, and client experience.



The impact of technology on our clients' businesses, needs, and service delivery has been a driver of our strategy with two important acquisitions in 2024: SKAE Power Solutions and Raise. At the intersection of technology and operations, SKAE Power Solutions expands our footprint and specialist expertise in the US, enabling us to provide significantly enhanced expertise and technical capabilities to our clients' critical environments, including data centers. As a technology-driven brokerage application, Raise provides transformative digital real estate solutions to our clients. This acquisition strengthens JLL's capabilities by integrating market-leading technology, experienced brokers, and elite engineers. We're developing innovative products for the entire leasing lifecycle, continually enhancing our expertise and service offering, and creating unparalleled experiences for our clients.

People

At JLL, we recognize that our people are our most valuable asset, which is why we are committed to attracting, developing, and retaining the best global talent. United by our shared values of teamwork, ethics, and excellence, our global team works together across geographies and cultures as One JLL to deliver for our clients, leveraging best-in-class insights powered by our global platform and our deep local expertise.

We were delighted to be named as one of Fortune's Most Admired Companies for the ninth consecutive year in January 2025, and as one the World's Most Ethical Companies for the 18th year in a row by Ethisphere in March 2025.

Looking ahead

Irrespective of the volatility in the markets at the time of writing, we see the start of a new real estate cycle, driving increased leasing activity and renewed investor confidence. We are well-positioned to capitalize on the opportunities ahead, with global borrowing costs stabilizing and transaction volumes on the rise. For our resilient business lines, the ongoing return to office continues to create demand for top-tier, sustainable workspaces that optimize costs while facilitating greater productivity, collaboration, and wellbeing.

Closing

I would like to take this opportunity to acknowledge our stakeholders around the world, whose trust and partnership are the foundation of JLL's success. Thank you for your interest and support, which fuels our growth and cutting-edge innovation.

To my colleagues worldwide, thank you for your resilience, client focus, and dedication. You are the driving force behind our achievements, and you inspire me daily.

I am optimistic about the year ahead, as we pursue our goal to shape the future of real estate for a better world.





United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Act of 1934

For the fiscal year ended December 31, 2024 **Commission File Number 1-13145**


JLL®

Jones Lang LaSalle Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**36-4150422**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Randolph Drive Chicago, IL	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(312) 782-5800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	JLL	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth corporation (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on June 30, 2024 was $9,675,058,454.

The number of shares outstanding of the registrant's common stock (par value $0.01) as of the close of business on February 13, 2025 was 47,391,812.

Portions of the Registrant's Proxy Statement for its 2025 Annual Meeting of Shareholders are incorporated by reference in Part III of this report.

JONES LANG LASALLE INCORPORATED
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

COMPANY OVERVIEW

Jones Lang LaSalle Incorporated, incorporated in 1997, is a Maryland corporation. References to "JLL," "the Company," "we," "us" and "our" refer to Jones Lang LaSalle Incorporated and include all of its consolidated subsidiaries, unless otherwise indicated or the context requires otherwise. Our common stock is listed on The New York Stock Exchange ("NYSE") under the symbol "JLL."

For over 200 years, JLL, a leading global commercial real estate and investment management company, has helped clients buy, build, occupy, manage and invest in a variety of commercial, industrial, hotel, residential and retail properties. Driven by our purpose to shape the future of real estate for a better world, we help our clients, people and communities SEE A BRIGHTER WAY℠ by using the most advanced technology to create rewarding opportunities, amazing spaces and sustainable real estate solutions. JLL is a Fortune 500® company with annual revenue of $23.4 billion, operations in over 80 countries and a global workforce of more than 112,000 as of December 31, 2024. We provide services for a broad range of clients who represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities, public-private partnerships and governmental ("public sector") entities. Through LaSalle Investment Management, we invest for clients on a global basis in both private assets and publicly-traded real estate securities.

Our global platform and diverse service and product offerings position us to take advantage of the opportunities in a consolidating industry and to successfully navigate the dynamic and challenging markets in which we compete worldwide.

We use JLL as our principal trading name. Jones Lang LaSalle Incorporated remains our legal name. JLL is a registered trademark in the countries in which we do business, as is our logo. In addition, LaSalle Investment Management, which uses LaSalle as its principal trading name, is a wholly-owned subsidiary of Jones Lang LaSalle Incorporated. LaSalle is also a registered trademark in the countries in which we conduct business, as is our logo.


JLL®
LaSalle®

In September 2024, we announced an organizational change that will bring together all building operation groups to address client needs and the changing dynamics of the real estate industry. As a result of these changes, effective January 1, 2025, we will report our Property Management business (currently included in Markets Advisory) within our Work Dynamics segment. Also effective January 1, 2025, this segment will be renamed Real Estate Management Services, and our Markets Advisory segment will become Leasing Advisory. Concurrently, Capital Markets will be renamed Capital Markets Services, LaSalle will be renamed Investment Management and JLL Technologies will be renamed Software and Technology Solutions; there are no reporting changes within these three segments.

OUR HISTORY

While our roots trace back to 1783 with the founding of Jones Lang Wootton in England, we began to establish our global services platform through the 1999 merger with LaSalle Partners Incorporated ("LaSalle Partners," founded in the United States in 1968 and incorporated in 1997). The Company has grown by expanding our client base as well as service and product offerings, both organically and through mergers and acquisitions. Our extensive global reach and in-depth knowledge of local real estate markets enable us to serve as a single-source provider of solutions for the full spectrum of our clients' real estate needs. The mergers and acquisitions have given us additional share and scale in key geographical markets, expanded our capabilities in certain service offerings and further broadened the global platform we make available to our clients.

For information on recent acquisitions, refer to Note 4, Business Combinations, Goodwill and Other Intangible Assets, of the Notes to the Consolidated Financial Statements, included in Item 8.

A timeline of notable milestones in our history is illustrated below.



1760
1783
1968
1997
1999
2008
2011
2015
2019
Jones Lang Wootton founded
LaSalle Partners founded
LaSalle Partners initial public offering
LaSalle Partners and Jones Lang Wootton merge to create Jones Lang LaSalle
Integrated global platform (NYSE ticker "JLL")
The Staubach Company and Jones Lang LaSalle combine operations
Merger transforms U.S. leasing brokerage position
King Sturge (est. 1760) and JLL merge EMEA operations
Enhances strength and depth of service capabilities in the UK and EMEA
JLL first named to Fortune 500
JLL acquires HFF
Accelerates growth in Capital Markets

OUR SERVICES AND BUSINESS SEGMENTS

We are driven to shape the future of real estate for a better world. We do this by addressing the needs of real estate owners, occupiers and investors, leveraging our deep real estate expertise and experience to provide clients with a full range of services on a local, regional and global scale. For details on the range of services provided by each of the five segments, refer to the narrative starting on page 6.

We offer our real estate services locally, regionally and globally to real estate owners, occupiers, investors and developers for a variety of property types, including (ordered alphabetically):

• Critical Environments and Data Centers	• Hotels and Hospitality Facilities	• Office (including Flex Space)
• Cultural Facilities	• Industrial and Warehouse	• Residential (Individual and Multifamily)
• Educational Facilities	• Infrastructure Projects	• Retail and Shopping Malls
• Government Facilities	• Logistics (Sort and Fulfillment)	• Sports Facilities
• Healthcare and Laboratory Facilities	• Military Housing and Other	• Transportation Centers

The following reflects our revenue by segment for the year ended December 31, 2024:


Revenue by Segment - $23.4B
LaSalle 2%
JLLT 1%
Markets Advisory 19%
Capital Markets 9%
Work Dynamics 69%

Our revenue was $23.4 billion for 2024, earned geographically as follows:


Revenue by Country
India 3.5%
Australia 4.6%
Greater China 5.0%
Canada 2.6%
France 1.9%
Singapore 1.9%
Japan 1.5%
Other 10.8%
United Kingdom 7.6%
United States 60.6%

Note: Greater China is defined as China, Hong Kong, Macau and Taiwan.

As of December 31, 2024, our five segments, and the services we provide within them, included:

1. Markets Advisory

Markets Advisory offers local expertise across the globe covering a comprehensive range of services across asset types. We aggregate such services into three categories: Leasing, Property Management and Advisory, Consulting and Other.

Leasing

Agency Leasing executes marketing and leasing programs on behalf of property owners (including investors, developers, property-owning companies and public entities), including product positioning, target tenant identification and competitor analysis through to securing tenants and negotiating leases with terms that reflect our clients' best interests. In 2024, we completed approximately 18,300 agency leasing transactions representing 318 million square feet of space.

Tenant Representation establishes strategic alliances with occupier clients to define space requirements, identify suitable alternatives, recommend appropriate occupancy solutions, and negotiate lease and ownership terms with landlords. Our involvement helps our clients reduce real estate costs, minimize occupancy risk, improve occupancy control and flexibility, and create more productive office environments. In 2024, we completed approximately 23,000 tenant representation transactions representing 497 million square feet of space.

Our agency leasing and tenant representation advisory businesses anchor to the workplace of the future and helps owners and occupiers realize their sustainability commitments and goals. Both our agency leasing and tenant representation fees are typically based on a percentage of the value of the lease revenue commitment for executed leases, although in some cases they are based on a monetary amount per square foot leased.

Property Management

Property Management provides services to real estate owners for office, industrial and logistics, retail, multi-housing and specialty properties. We typically provide property management services through local teams, which are generally on-site for office and multi-housing properties, supported by regional supervisory teams and central resources in such areas as technology, training, environmental services, accounting, marketing, lease administration and human resources. We leverage our market share and buying power to deliver superior service and value to our clients, and our extended delivery team increasingly uses new technology and digital capabilities we deploy at the property. This allows clients to drive value, optimize operations, gain insights and elevate the tenant experience. Our work with clients also includes advisory, tenancy management and services focused strategically on reducing energy usage and carbon impact.

As of December 31, 2024, we provided property management services for properties totaling approximately 3.1 billion square feet.

We are generally compensated by either directly agreeing to a fixed fee or a cost plus fee model, or a fee based upon a percentage of cash collections we make on behalf of our clients, or based on square footage managed; in some cases, management agreements provide for incentive compensation relating to operating expense reductions, gross revenue or occupancy objectives, or tenant satisfaction levels. Consistent with industry norms, management contract terms typically range from one to three years, although some contracts can be terminated at will at any time following a short notice period, usually 30 to 120 days.

Advisory, Consulting and Other

Advisory and Consulting provides clients with specialized, value-add real estate consulting services in such areas as occupier portfolio strategy, workplace solutions, location advisory, mergers and acquisitions advisory, asset management, development advisory and master planning activities.

We typically negotiate compensation for Advisory and Consulting based on developed work plans that vary based on the scope and complexity of projects.

2. Capital Markets

Capital Markets is a full-service global provider of capital solutions creating a world of opportunity for investors and owners of real estate. As a leading provider of property sales, debt, value and risk advisory services, and hedging and derivatives, we combine the unique knowledge of our people with the power of collective insight and technology made possible by our fully-integrated capital markets platform. Our broad array of services includes (ordered alphabetically):

- Debt advisory
- Equity advisory (Equity and funds placement, M&A and corporate advisory)
- Investment sales and advisory
- Loan sales
- Loan servicing
- Value and risk advisory

Investment Sales, Debt/Equity Advisory and Other

We provide brokerage and other services for real estate transactions, such as sales or loan originations and refinancing. M&A and corporate advisory services include sourcing capital, both equity and debt, and other traditional investment banking services designed to assist investor and corporate clients to maximize the value of their real estate interests. To meet client demands for selling and acquiring real estate assets domestically and internationally, our Capital Markets teams combine local market knowledge with our access to global capital sources to provide superior execution in raising capital for real estate transactions. By originating, developing and introducing innovative new financial products and strategies, Capital Markets is integral to the business development efforts of our other businesses. Most of our revenues are in the form of fees, derived from the value of transactions we complete or securities we place. In certain circumstances, we receive retainer fees for portfolio advisory or consulting services. For the year ended December 31, 2024, we provided capital markets services for approximately $186 billion of client transactions.

Value and Risk Advisory

Our Value and Risk Advisory professionals provide several services, including valuation, secured lending advisory, transaction support, data and analytics, development advisory, asset and infrastructure advisory, business valuation, property tax advisory, and restructuring. Our specialist risk advisory team provides environmental risk assessments to help asset owners reduce the carbon footprint of an asset. Our risk analytics services use artificial intelligence ("AI") and machine learning to identify risks from cash flow stability, climate change, location, regulatory and health and safety risks. Working closely with investors and lenders, we usually negotiate compensation for value and risk advisory services based on the scale and complexity of each assignment, and our fees typically relate in part to the value of the underlying assets.

Loan Servicing

In the U.S., we are a commercial multifamily lender and loan servicer approved by Freddie Mac, Fannie Mae and Housing and Urban Development/Ginnie Mae (the "Agencies"). In addition, we are one of only 25 Fannie Mae Delegated Underwriting and Servicing ("DUS") lenders. We service substantially all the loans we originate and sell to the Agencies, and service loans we did not originate but subsequently acquire the rights to service. We obtain a periodic fee for each loan we service based on a proportion of the cash collections. As of December 31, 2024, we serviced a loan portfolio of approximately $140 billion.

3. Work Dynamics

Workplace Management


Capital
Operations
Portfolio
Project Management
Workplace Management
Portfolio Management
Talent
Sustainability
Cost

As a strategic partner of clients with a multinational footprint, Work Dynamics offers a single, cohesive service-delivery team focused on three key value levers: (i) making informed, data-driven decisions and digital transformation, (ii) achieving operational excellence through improved productivity and financial performance and (iii) attracting and retaining talent through an enhanced user experience.

Workplace Management provides comprehensive facility management services globally to corporations and institutions that outsource the management of the real estate they occupy, typically those with large multi-market portfolios of over one million square feet. Our Workplace Management offering leverages tech-enabled solutions and focuses on the work, worker and workplace to help clients manage costs, achieve sustainability goals, improve workplace service delivery and enhance end-user experience and performance.

Our globally-integrated delivery team includes our own personnel as well as third-party vendors and subcontractors who meet clients' requirements by providing consistent service delivery worldwide and a single point of contact for their real estate service needs.

Workplace Management solutions offered to clients range from mobile engineering at a single location to a full-service outsourcing, where we execute day-to-day operations management of client site locations, delivered through a globally-integrated platform with standardized processes. Facilities under management cover all real estate asset classes, including corporate headquarters, distribution facilities, hospitals, research and development facilities, data centers and industrial complexes. As of December 31, 2024, Workplace Management managed approximately 2.2 billion square feet of real estate for our clients.

Workplace Management contracts are generally structured on a principal basis (a fixed fee, guaranteed maximum, or reimbursement-based pricing model) but may also be on an agency basis. Typically, our structures include a direct or indirect reimbursement for costs of client-dedicated personnel and third-party vendors and subcontractors in addition to a base fee and performance-based fees. Performance-based fees result from achieving quantitative and qualitative performance measures and/or target scores on recurring client satisfaction surveys. Workplace Management agreements are typically three to seven years in duration and, although most contracts can be terminated at will by the client upon a short notice period (usually 30 to 60 days), a transition period of six to twelve-months is more common in our industry. We typically experience a high renewal rate, with most clients renewing their contracts at least once; many of our largest contracts have been in place for more than a decade.

Project Management

Project Management provides consulting, design, management and build services to tenants of leased space, owners in self-occupied buildings and owners of real estate investments, leveraging technology to drive outstanding service delivery. We also provide services to public-sector clients, notably military and government entities, and educational institutions, primarily in the U.S. and to a growing extent in other countries. We bring a "life cycle" perspective to our clients, from consulting and capital management through design, construction and occupancy via our JLL brand, while we also provide fit-out, refurbishment and design services under the Tétris brand, predominantly in Europe.

Our Project Management business is generally compensated on the basis of negotiated fees as well as reimbursement of costs when we are principal to a contract (or client). Individual projects are generally completed in less than one year, but client contracts may extend multiple years in duration and govern a number of discrete projects.

Portfolio Services

Through the suite of services our Work Dynamics business provides to clients via our "One JLL" approach, we gain deep knowledge and extensive data about their corporate real estate footprints, business strategies and organizational priorities. This knowledge enables our consulting practice to effectively advise clients on how to optimize their workplace strategies and occupancy planning to improve utilization and ultimately enhance the productivity and well-being of those who use the space. More broadly, this advice may extend to our clients' portfolio strategies, including location advisory, transaction management, lease administration, technology implementation and optimization, and options to add and integrate flexible space solutions. Our fee structures vary and are based on the point-in-time or over-time nature of services and deliverables provided to our clients.

4. JLL Technologies

JLL Technologies leverages its comprehensive technology portfolio of software platforms, apps, hardware and technology services, as well as innovations from venture-backed companies, to help organizations maximize their real estate experience.

Services and Software Solutions

We offer professional services including program and project management, implementation and support, managed services, and advisory/consulting services. We recognize the associated revenue at the time our performance obligation is satisfied, sometimes over the course of multiple years.

In addition, our cloud-based software solutions enable higher-quality insight and decision-making through improved data and analytics, creating opportunities to improve clients' financial and/or operating performance. These solutions are typically sold via subscription offerings and we recognize revenue over time, commensurate with the length and terms of the contract. Examples include:

- **Building Engines**, a comprehensive system that unites the technology and applications used to manage a building with simplified upstream and downstream user interactions;
- **Corrigo**, a mobile and desktop-integrated product that enables facility managers to efficiently manage work orders, centralize repairs and maintenance, and automate tasks, all on a scalable level; and
- **Hank**, a technology which uses machine learning and artificial intelligence to optimize building energy efficiency, maintenance costs and tenant comfort, facilitating improved property operating income.

JLL Spark - Investments in Proptech

We drive property technology (proptech) innovation across the real estate spectrum, supporting the development of an array of products and data analytics tools. One way we achieve this goal is through strategic investments in proptech funds and early to mid-stage proptech companies, including through our JLL Spark Global Ventures Funds.

We generally report these investments at fair value and include fair value adjustments in our Consolidated Statements of Comprehensive Income within Equity earnings. As of December 31, 2024, the fair value of such investments was $363.1 million.

5. LaSalle

LaSalle is a global real estate investment management firm that invests institutional and individual capital in real estate assets and securities with a strategic priority to meet client objectives and deliver superior risk-adjusted returns over market cycles.

LaSalle launched its first institutional investment fund in 1979, making us one of the most experienced real estate focused investment managers in the industry. We have invested, on behalf of our clients and ourselves, in real estate assets located in 25 countries around the globe, as well as in public real estate companies traded on all major stock exchanges. LaSalle provides clients with a broad range of real estate investment products and services, designed to meet the differing strategic, asset allocation, risk/return and liquidity requirements of our clients. The range of investment solutions are offered either through commingled or single investor strategies and include private and public equity investments and real estate debt strategies structured as private or public open-ended funds or private closed-end funds (commingled funds), separate accounts, joint ventures or co-investments.

LaSalle's assets under management ("AUM") of $88.8 billion, as of December 31, 2024, by geographic distribution and fund type, is detailed in the following graphics ($ in billions).


Geography
North America $28.9
Global Solutions $14.4
Asia $20.9
Europe $24.6
Fund Type
Public Securities $3.5
Fund Management Vehicles $47.1
Separate Accounts $38.2

We believe our ability to co-invest alongside our clients' funds aligns our interests and will continue to be an important differentiating factor in maintaining and improving our investment performance and attracting new capital to manage. As of December 31, 2024, we had a total of $406.1 million of co-investments, alongside our clients, in real estate ventures included in total AUM.

LaSalle is compensated for investment management services for private equity investments based on capital committed, capital deployed and managed (advisory fees), with additional fees tied to investment performance above specific hurdles (incentive fees). In some cases, LaSalle also receives fees tied to acquisitions, financings, and dispositions (transaction fees).

Our investment funds have various life spans, typically ranging between five and nine years, but in some cases are open ended. In 2024, open-ended funds represented approximately 32% of AUM as of December 31, 2024. Separate account advisory agreements generally have specific terms with "at will" termination provisions and include fee arrangements calculated on the mark to market value of the assets, plus, in some cases, incentive fees.

ORGANIZATIONAL PURPOSE

JLL's organizational purpose is to shape the future of real estate for a better world. Staying true to this purpose in all that we do enables us to fully align with the best interests and ambitions of our clients and all our stakeholders. It exemplifies our commitment to the highest standards of environmental, social and corporate governance ("ESG"), and to a more sustainable and inclusive future.


We shape the future of real estate for a better world.
JLL SEE A BRIGHTER WAY

This core organizational purpose is fully aligned with our "One JLL" philosophy which supports our corporate values of teamwork, ethics and excellence. This philosophy formalizes how our teams engage with each other and enables us to deliver the best capabilities to our clients. Ultimate responsibility for promoting awareness and ensuring adherence to our values and purpose across the enterprise is held by the JLL Global Executive Board ("GEB") and is endorsed by our Board of Directors. Our purpose guides our strategic growth vision and informs our response to the long-term macro trends which maintain prevalence in the real estate industry at all points in the economic cycle. These trends and our strategic framework are summarized below.

INDUSTRY TRENDS

Informing our long-term growth strategy, we see five major macro trends influencing the continued expansion and evolution of the real estate sector. These macro trends are:


1
Growth in outsourcing
Majority of corporations manage real estate in-house
2
Rising capital allocations in real estate
Real estate is a core, growing asset class
3
Increased urbanisation
Cities house 56% of the world's populations, going to nearly 70% by 2050[1]
4
Tech-driven fourth industrial revolution
Transformation in building and operating real estate
5
Sustainability
Reducing carbon emissions from buildings is central to our clients' goals

(1) Urban Development Update - World Bank, April 2023.

Growth in corporate outsourcing

Corporate outsourcing of real estate services began in the early 1990s with U.S.-based corporations, and evolved into a global trend, embraced by owners and occupiers, with a strong growth trajectory. By focusing their own resources on core competencies and partnering with dedicated service providers like JLL to manage real estate strategy and activities, organizations are better positioned to advance their goals of financial and operational performance, talent attraction, customer experience, employee productivity and environmental sustainability.

Considering the impact of the pandemic, an evolving technology backdrop (e.g., artificial intelligence) and other macro factors on workforce productivity, creativity, well-being and culture, corporate management and boards around the world have a growing focus on reimagining workplaces and concepts for the future of work. With our deep expertise and specialist experience and resources in these areas across industries, we are positioned to provide our clients highly adaptive and relevant solutions and advisory services. With an under-penetrated market opportunity, we see a long runway for further growth in the trend for organizations to outsource real estate services as our clients increasingly seek strategic advice on reimagining their workspaces and workstyles to reinforce culture, attract talent and drive cost efficiencies.

Rising investment allocations and globalization of capital flows to real estate

In the years following the 2008 Global Financial Crisis, as investors reassessed investment allocations and priorities, real estate emerged from its previous "alternative investment" classification to become a major defined asset class of its own. This began a sustained long-term trend of rising investment allocations to the real estate sector with allocations increasing approximately 200 basis points since 2015, according to Cornell University's Baker Program in Real Estate and Hodes Weill & Associates, LP. While major global and market events can have significant near-term impacts on real estate investment transaction volumes, this deeply engrained long-term trend remains prevalent, as investors focus on real estate's relative returns and distinctive investment characteristics.

Complementing this, as investment volumes return, we anticipate increased capital flows across borders, creating new opportunities for advisors and investment managers equipped to source and facilitate these capital flows and execute cross-border transactions. Our real estate investment expertise and differentiated platform capabilities, linked seamlessly across the world's major markets, is ideally placed to support our clients' investment ambitions.

Urbanization

The concentration of people, culture, diversity, opportunity, facilities and creative expression supports the long-term global trend of migration into the world's major cities. While work patterns and preferences will continue to evolve, driven in part by new possibilities created by technology and the widespread adoption of flexible working, cities will thrive as they deliver on people's lifestyle and economic ambitions, characterized by vibrant and reimagined office, cultural, retail and residential profiles alongside an increasing focus on sustainability initiatives.

According to the World Bank's Urban Development update in April 2023, over 80% of global GDP is generated from cities, with the population in cities expected to increase 1.5 times by 2045. These trends support increasing demand for global real estate services and advice. JLL has well-established global research exploring this and associated trends in more depth, including related dynamics in the way the world’s major cities are growing, adapting and evolving.

Fourth Industrial Revolution

The World Economic Forum defines the Fourth Industrial Revolution as the wave of change being driven through advances in technology, data and artificial intelligence. The real estate industry is affected in many ways including, for example, (1) the transition to flexible and hybrid office working models, (2) new data-driven understanding of how all forms of real estate can be more efficient, sustainable and productive, (3) the rise of experiential and online retail, (4) new asset management technologies and (5) the growth of the logistics sector.

While there is currently no single technology disruptor positioned to dominate the real estate industry, there are thousands of start-ups, applications and concepts vying to transform the marketplace, collectively known as proptech. The challenge to innovate and maximize the current and future benefits of proptech is constant. At the heart of our Beyond strategy (discussed below) and supported by ongoing investments and innovations, we are widely-recognized as a leading user of technology and data in real estate.

Sustainability

Addressing climate change and the finite nature of global resources are recognized ESG risks for our industry. According to the International Energy Agency, real estate and the built environment account for nearly 40% of total global direct and indirect CO_2 emissions. At the same time, stakeholders are demanding greater focus on ESG from businesses and organizations in all areas of society. These and other factors, including heightened awareness of the importance of promoting health and well-being, coalesce into strong rising demand for sustainability services, decarbonization planning and advice across the real estate industry. JLL has identified meeting this demand as a growth opportunity and priority, aligning with our purpose to shape the future of real estate for a better world.

Refer to our annual ESG Performance Report, available on our website, for further information.

STRATEGIC FRAMEWORK

Our GEB has set out the Beyond strategic vision and framework to deliver long-term sustainable and profitable global growth. This framework comprises broad strategic priorities grouped into five pillars – Clients, Brand, Technology, People & Values, and Sustainability – which collectively support and drive our ambitious long-term growth trajectory.

Beyond: Our Strategic Vision for Long-Term Sustainable and Profitable Growth


Beyond strategy pillars
Clients
Driving value as a strategic partner
Seamless global client approach
Focused on attracting a specific client base
Brand
Building our brand beyond real estate Reaching
C-suite decision makers
Consistent global brand perception opens doors to new clients
Technology
Best collection of data enables market leading insights
Investment in broker and client tools
Drive digital DNA across organization
People & Values
Leading professional services/ technology employer
Attract and develop an ambitious and talented workforce
Teamwork, ethics and excellence
Sustainability
To shape the future of real estate for a better world
Climate action for sustainable spaces
Healthy and inclusive places for people and communities
Growth

After launching our Beyond strategic plan in 2017, we embarked on a multi-year transformation program to build a fully-integrated global organization and enable our "One JLL" philosophy across all of our business lines and functions. This allows us to provide seamless and consistent services to our clients across the world, as well as smoothly and rapidly deploy innovations, best practices and new technologies, ultimately enhancing growth prospects and operating efficiencies.

Clients

We deliver advisory-led services to maximize client outcomes, leveraging data, expertise and collaboration to convert insights into solutions. Our “One JLL” philosophy formalizes how our teams engage with each other and enables us to seamlessly serve clients across business lines and geographies. We focus on attracting clients in growth industries who value our global scale, differentiated platform and data-driven insights.

We continue to enhance our comprehensive service offerings to create real value for our clients. Guided by our Beyond strategy, we are making continued investments in our people and platform, ensuring our multidisciplinary teams are well positioned to provide tailored services and improve client outcomes.

Brand

We are recognized across our industry for our global presence, market-specific knowledge, actionable intelligence and sector specialization. Our company continues to emphasize its capability to provide tailored solutions for complex client challenges by aligning real estate strategies with clients' business growth objectives. Our industry-leading research capabilities, data intelligence and world-renowned expertise equip JLL's people to SEE A BRIGHTER WAY forward for our clients.

Our clients perceive the JLL brand to be trustworthy and ethical, in line with our recent recognition by Ethisphere as one of the World's Most Ethical Companies for the 17th consecutive year. Our heritage of over 250 years and strong global network reinforce this perception. While clients value our global connectivity, they also value our service quality and proactiveness. This is reflected by numerous local recognition awards and client-awarded supplier excellence awards.

Increasingly, our clients place importance on our ability to deliver integrated insights with the latest technology, and we continue to demonstrate our leadership in technology to transform data into actionable insight. Our industry-recognized commitment to technology earned JLL a place in *Fast Company's* Next Big Things in Tech. Additionally, *Fortune* named us one of the World's Most Admired Companies for the eighth consecutive year.

Our company continues to expand brand awareness beyond the traditional real estate sector while strengthening executive relationships to position real estate as a solution for various business challenges. As a strategic partner of the World Economic Forum, we play an active role in Real Estate and Investment industry groups, supporting global priorities such as sustainability. This involvement includes participation in events like New York Climate Week.

Technology

Technology is core to our growth strategy and essential to our purpose to shape the future of real estate for a better world. Through technology, JLL helps organizations transform the way they acquire, manage, operate and experience space. With a comprehensive portfolio of purpose-built solutions, unparalleled industry expertise and leading-edge, venture-backed companies, JLL enables organizations to achieve exceptional building performance, accelerate the path to net zero and optimize spaces for the future of work.

JLL is a global leader in proptech, expanding and refining our technology capabilities to deliver significant competitive advantages and value for our company and our clients, across all business lines. The technology and data solutions we provide include multiple cloud-based software products and AI-powered platforms. These technologies generate value for occupiers and investors by leveraging data and analytics to improve the quality of decision making, deliver unique insights and reduce operating costs.

Additionally, we remain committed to the JLL Spark Global Ventures Funds, the offerings of which are further discussed in Our Services and Business Segments. Visit our website at www.jll.com to see our full portfolio of technology services.

People & Values

People are at the heart of our business. We are dedicated to helping our people SEE A BRIGHTER WAY by enabling them to explore new opportunities, build expertise, create long-term careers, and draw inspiration through working with talented colleagues and clients.

In the world's major markets across most industries, declining working-age populations and long-term economic growth continue to drive competition for talent, resulting in highly fluid and competitive recruitment markets. A successful enterprise-wide people strategy is central to our company's success and complements our promise to our people where we commit to empowering them to shape a brighter way forward. This promise ensures JLL is positioned as an employer of choice for top talent, achieving and sustaining an inclusive and collaborative culture that strongly appeals to our people and our clients alike.

Sustainability

Our sustainability program is rooted in our purpose to shape the future of real estate for a better world. Staying true to this purpose enables us to align with the interests and ambitions of our clients and stakeholders. It exemplifies our commitment to the highest standards of ESG, and to a more sustainable and inclusive future.

With 40% of global carbon emissions emanating from the built environment according to the International Energy Agency, the real estate sector has a collective responsibility to set and achieve transformational sustainability targets. JLL is a leader in addressing this challenge - from setting aggressive sustainability targets for our own operations, through providing industry-leading sustainability services, products and advice for our corporate and investor clients, to partnering with civil society and industry bodies.

In 2021, we became the first real estate services company to align its climate ambitions with climate science when our net zero target was certified by the Science Based Targets initiative (SBTi) to its Net-Zero Standard. Within this overall target, JLL has committed to:

1. A near-term target to reduce absolute Scope 1, 2 and 3 emissions by 51% by 2030 from a 2018 baseline (including 100% of Scope 1 and 2 emissions from JLL-occupied buildings)
2. A long-term target to reduce absolute Scope 1, 2 and 3 emissions by 95% by 2040 from a 2018 baseline

We further discuss our ESG and sustainability focus areas in the next section, Sustaining Our Enterprise: A Business Model That Considers All Aspects of Stakeholder Value.

Growth

Our Beyond priorities, strategic vision and the macro trends discussed above provide a basis for enhancing productivity, optimizing sustainable and profitable long-term growth, and creating value for all our stakeholders. We embrace our opportunity to play a leading role in understanding and guiding the future of work, workplaces and cities, while enabling clients and communities to deliver on their sustainability targets and ambitions. JLL recognizes the vital role innovations in data capabilities and technology will play in the real estate sector. We continue to strategically invest in our platform, products and people to lead this wave of change.

The commercial real estate industry is consolidating, with the large players gaining market share both organically and through mergers and acquisitions. Our strong investment grade balance sheet provides flexibility to augment our organic growth with selective inorganic opportunities, enhancing our competitive position in this evolving landscape.

Our growth strategy and strategic vision includes creating an environment were all employees feel valued and can contribute their unique strengths to our collective success, ensuring we attract and retain a talented global workforce to meet our clients' evolving needs.

SUSTAINING OUR ENTERPRISE: A BUSINESS MODEL THAT CONSIDERS ALL ASPECTS OF STAKEHOLDER VALUE

As referenced above, the built environment is estimated to account for over one-third of global final energy consumption and nearly 40% of total direct and indirect CO_2 emissions, meaning JLL can have a significant impact through the work we do with our clients, as well as efforts in our own workplaces and communities.

Our Global Sustainability Program

Our sustainability program focuses on three areas that align to our purpose and JLL's corporate strategy. Each area is supported by targets and delivered by global business lines and corporate functions.

- **Climate action for sustainable real estate:** We support action that accelerates the transition to net zero, enhances performance and mitigates risks.
- **Healthy spaces for all people:** We create safe and healthy spaces that promote productivity, well-being and sustainability.
- **Inclusive places for thriving communities:** We provide fair and inclusive places that support equal opportunities and thriving communities.


Inclusive places
for thriving communities
Climate action
for sustainable real estate
Our Purpose
We shape the
future of real estate
for a better world
Healthy spaces
for all people

Four principles underpin our program and demonstrate how we deliver a positive impact for our stakeholders and lead our sector on sustainability.

1. **Being a responsible business** and leading by example, giving us the credibility to talk to our clients and advance industry action on sustainability
2. **Harnessing the power of our people,** giving them the opportunity, knowledge and tools to own their success and valuing what makes them unique
3. **Driving change through client solutions** to maximize impact, collaborating to transform and transition toward more sustainable outcomes
4. **Advocating for a better real estate sector** by driving demand for sustainability, demonstrating thought leadership and engaging the industry, governments and society on the issues that matter most

Our approach is informed by a "double materiality" assessment aligned with the European Sustainability Reporting Standards (ESRS). Through a process of market evaluation and direct stakeholder input, we have identified the most important ESG impacts, risks and opportunities to inform our decision making for impact and value creation beyond our already ambitious net zero commitment.

A description of these issues, along with an account of our approach and performance in 2024, is covered in our annual ESG Performance Report, due for publication in the second quarter of 2025, available on our website.

Creating Sustainable Value for Clients, Shareholders and Employees

We have designed our business model to (i) create value for all our stakeholders, (ii) establish high-quality relationships with the suppliers we engage and the communities in which we operate and (iii) respond to macroeconomic trends impacting the real estate sector.

We strive to create a healthy and dynamic balance between activities that will produce short-term value and returns for our stakeholders through effective management of current transactions and business activities, and investments in people (such as new hires), acquisitions, technologies and systems designed to produce sustainable returns over the long term.

Increasingly, our clients require innovative and consistent sustainability solutions across all geographies in which they operate. Through industry-leading sustainability services powered by a suite of sustainability technology solutions, we deliver an end-to-end approach that enables clients to achieve their goals.

We have over 1,000 sustainability professionals located around the world who are responsible for developing industry-leading sustainability and decarbonization solutions. Partnering for an end-to-end journey, we ensure clients have a clear plan, take the necessary action, and manage critical data to disclose against sustainability goals and deliver a return through risk mitigation and value creation.

We provide a programmatic approach to drive outcomes and deliver value across all types of real estate portfolios:

- Plan - to help clients develop carbon baselines and actionable sustainability strategies;
- Act - to execute sustainability initiatives that drive outcomes on goals; and
- Manage - to optimize implemented projects and programs, and measure and monitor critical data to support continued progress in reducing emissions and compliance reporting.

JLL's sustainability program is aligned with our purpose to shape the future of real estate for a better world and our corporate strategy to create long-term value for our stakeholders, including shareholders, clients, employees and communities. Through this, we help our clients manage their real estate more effectively and efficiently, promote employment and create value for our shareholders and employees.

COMPETITION

We operate across a wide variety of highly-competitive business lines within the commercial real estate industry globally. Our significant growth over the last decade, and our ability to take advantage of the consolidation which has taken place in our industry, have made us one of the largest commercial real estate services and investment management providers on a global basis, though the industry remains fragmented.

As we provide a broad range of commercial real estate and investment management services across many geographies, we face competition at international, regional and local levels. Increasingly, we also see companies who may not traditionally be considered real estate service providers, including investment banking firms, investment managers, accounting firms, technology firms, software-as-a-service companies, firms providing co-working space, firms providing outsourcing services of various types (including technology, food service and building products) and companies that self-perform their real estate services with in-house capabilities, entering the market. Some of our primary competitors include large national or global firms including CBRE Group Inc., Cushman & Wakefield plc, Colliers International Group Inc., Savills plc and Newmark Group Inc.

DISTINGUISHING ATTRIBUTES AND COMPETITIVE DIFFERENTIATORS

We deliver exceptional strategic, fully-integrated services, best practices and innovative solutions for real estate owners, occupiers, investors and developers worldwide through an integrated global platform. We invest in technology and data capabilities that provide our people and our clients with the best insights, driving productivity and client results. These characteristics, among others, distinguish us from our competitors, drive service excellence and customer loyalty, and demonstrate our commitment to a sustainable future.

While we face formidable competition in individual markets, the following are key attributes differentiating JLL for clients seeking real estate and investment management services across the globe.

Client Relationship Management

Our client-driven focus enables us to develop, sustain and grow long-term client relationships that generate repeat business and create repeat revenue opportunities. Our clients are the center of our business model, and we enable superior service delivery through ongoing investments in the people, processes and tools that support client relationship management. Our client experience management platform allows us to gather, understand and act on our clients' feedback.

Our goal is to provide a holistic understanding of our clients' needs across our business, curate a customized experience and identify the right management approach for our clients to drive accountability and bring the best of JLL. We achieve superior client service through best practices in client relationship management, seeking and acting on regular client feedback, and recognizing each client's own specific definition of excellence. We also invest in developing the highest caliber talent dedicated to managing our client relationships through an employee compensation and evaluation system aligned with our global career framework and designed to reward client relationship building, teamwork and quality performance.

Globally Integrated Business Model and "One JLL"

Through the combination of a wide range of high-quality, complementary services, we develop and implement real estate strategies that meet the increasingly complex and far-reaching needs of our clients. With operations spanning the globe, our in-depth knowledge of local, regional and international markets along with our "One JLL" approach - leveraging the ability and connectivity of our people - can provide services which address the entire life cycle of real estate around the world. "One JLL" enables cross-selling opportunities across geographies and service offerings that we expect will continue to develop new revenue sources and growth.

Technology Leadership

Technology is transforming commercial real estate and CRE technology strategy is top of mind for our clients. JLL’s technology strategy is to build, acquire, license and invest to curate a portfolio of the most impactful technology products. We drive adoption of these products to empower our people and generate value for our clients.

We make significant investments in technology to empower our people and clients to achieve success. For example, our acquisition of Raise Commercial Real Estate and the resulting LeasingOS platform is a cloud-based application that helps JLL deliver greater value throughout the leasing lifecycle by providing a digital one-stop place for brokers and clients to collaborate.

We are a leader in the development and deployment of Artificial Intelligence (AI) to transform CRE:

- Our purpose-built JLL Falcon platform provides a cutting-edge set of AI-enabled software services that combines JLL’s vast and comprehensive proprietary data with generative AI models to deliver timely, revenue-generating and cost-saving insights and maximized returns.
- JLL Azara, powered by JLL Falcon, is a data analysis application designed to transform how business leaders interact with corporate real estate and facilities management data.
- JLL GPT is a generative AI assistant, purpose-built for the CRE industry, used by thousands of our employees to increase efficiency and deliver customized solutions for clients.

Through our JLL Technologies business, we offer a comprehensive set of products along with services for investor and occupier clients. Corrigo, for example, helps improve client outcomes and drive cost efficiency for our Work Dynamics business.

JLL Spark Global Ventures has invested in more than 50 proptech start-ups focused on technology such as IoT sensors, AI space planning and visualization, AI analytics for builders, investment platforms and more.

Our globally-coordinated investments in research, technology, data and analytics, people, quality control and innovation provide a foundation for us to develop, share and continually evaluate best practices across our global organization. Our investments are focused on both platform and client-facing technology. Further, we will continue to develop and deploy technology to support our marketing and client development activities and to make our products and services increasingly accessible.

Brand

The combined strength of our JLL and LaSalle brands represents a significant advantage when we pursue new business opportunities, and is also a major motivator for talented people to join our global organization.

Large corporations, institutional investors and occupiers of real estate recognize our ability to create value reliably in changing market conditions, based on (i) evidence provided by brand perception surveys we have commissioned, (ii) extensive coverage we receive in top-tier business publications, (iii) awards we receive in real estate, sustainability, innovation, data/technology and ethics, as well as (iv) our significant, long-standing client relationships.

Our reputation derives from our deep industry knowledge providing actionable intelligence, global provision of high-quality professional real estate and investment management services, and our local expertise and sector specialization, ensuring that our clients receive a best-in-class service.

We believe in uncompromising integrity and the highest ethical conduct, where our Board of Directors and senior management lead by example. We are proud of the global reputation we have earned, and are determined to protect and enhance it. The integrity our brand represents is one of our most valuable assets and a strong differentiator for JLL.

In 2022, we unveiled our global brand idea, SEE A BRIGHTER WAY, which embodies our commitment to bring optimism, innovative ideas and unmatched intelligence in everything we do for our clients. This has helped us to increase the value of our brand, and continues to support our quest to shape the future of real estate for a better world.

Employee Experience

Our people are united by our purpose to shape the future of real estate for a better world. Our purpose, combined with our strategic focus areas, positions us for exciting business growth. Embedded in everything we do are our values: Teamwork, Ethics and Excellence. Driving the best people experience is imperative, enabling our employees to continue to grow with JLL while also feeling part of an inclusive and collaborative culture. We give employees the opportunity, knowledge and tools to own their success because we value what makes each of us unique.

Our goal-setting framework uses four categories of goals (clients, platform, people and values, and brand) that align our people’s efforts with enterprise-wide strategy throughout all levels of the organization and builds focus and attention on our priorities. Ongoing employee feedback is important to the continued improvement of our organization and to harness this valuable feedback, we conduct an all-employee survey regularly, measuring key aspects such as engagement, leadership, inclusion and well-being.

Financial Strength

Our broad geographic reach and the range of our global service offerings diversify the sources of our revenue, reducing overall volatility in operating a real estate services business. This further differentiates JLL from firms with more limited service offerings, or that are only local/regional and must rely on fewer markets or services.

Confidence in the financial strength of long-term service providers is important to our clients, who require this when they select real estate service providers. We focus on maintaining financial performance metrics, particularly our leverage and debt service coverage ratios, that support investment-grade financial ratings. We continue our long history of investment grade credit ratings from Moody’s Investors Service, Inc. ("Moody’s") and Standard & Poor’s Ratings Services ("S&P"). Our issuer and senior unsecured ratings as of December 31, 2024 are Baa1 from Moody’s and BBB+ from S&P. Accordingly, our ability to present a strong financial condition may distinguish us as we compete for business.

We have ample capacity to fund our business. As of December 31, 2024, corporate liquidity was $3.6 billion, the sum of cash and cash equivalents and the available capacity on our unsecured credit facility (the "Facility"). The Facility is provided by an international syndicate of banks, which, as of December 31, 2024, had a maximum borrowing capacity of $3.3 billion and a maturity date in November 2028. In addition to our Facility, we established a commercial paper program in 2024, in which we may issue up to $2.5 billion of short-term, unsecured and unsubordinated commercial paper notes at any time.

Focus on Sustainability

Leading on sustainability is fundamental to both our purpose and our long-term growth strategy, with a strong correlation to the success of our business. Being a responsible corporate citizen is the right thing to do, and is what our clients and employees expect from us.

Our ESG Performance Report provides information on our management approach and performance against the three issue areas that underpin our sustainability program, and additional ESG impacts identified through our sustainability materiality review.

Industry-Leading Research and Data Capabilities

We invest in and rely on comprehensive research to support and guide the development of real estate and investment strategy for our clients. With hundreds of research professionals who gather data and cover market and economic conditions around the world, we are a leading adviser within the commercial real estate industry. Research plays a key role in keeping colleagues and clients attuned to important trends and changing conditions in world markets. We continue to devise and invest in new approaches through data science techniques and other technology to make our research, services and property offerings more readily available to our people and clients.

We believe our investments in research, technology, data science and analytics, people and thought leadership position JLL as a leading innovator in our industry. Our research initiatives investigate emerging trends to help us anticipate future conditions and shape new services to benefit our clients, which in turn help us secure and maintain profitable long-term relationships with the clients we target: the world's leading real estate owners, occupiers, investors and developers.

Awards

We won numerous awards and recognitions through January 2025 that reflect the quality of the services we provide to our clients, the integrity of our people and our desirability as a place to work. As examples, we were named:

- An Energy Star Sustained Excellence Award recipient, by the U.S. Environmental Protection Agency, every year since 2012
- One of the World's Most Ethical Companies by the Ethisphere Institute, every year since 2008
- A World's Most Admired Company by *Fortune Magazine*, every year since 2017
- To the Human Rights Campaign Foundation's Corporate Equality Index, a benchmarking survey on corporate policies and practices related to LGBTQ workplace equality, for the tenth consecutive year
- One of the Best Places to Work for Disability Inclusion by the Disability Equality Index, for the sixth consecutive year
- A member of Seramount’s Inclusion Index, recognizing our dedication and progress to creating an inclusive workplace for the third consecutive year
- One of America’s 100 Most Sustainable Companies by Barron’s, for the fifth consecutive year
- To the Wall Street Journal's Management Top 250 ranking, for the fifth consecutive year
- One of America’s Most JUST Companies by *Forbes*/JUST Capital, for the third consecutive year
- A Top Company for Executive Women by Seramount, for the second consecutive year
- One of U.S. News & World Report’s Best Companies to Work For
- One of America's Greatest Workplaces by Newsweek and Plant-A Insights Group
- One of The World's Best Companies by Time and Statista
- One of Forbes' Most Trusted Companies

INTEGRATED REPORTING

JLL was one of the first U.S. listed companies to participate in the International Integrated Reporting Council ("IIRC"), and we continue to support the general principles set forth by the <IR> Framework, which are designed to promote communications and integrated thinking about how an organization's strategy, governance, and financial and non-financial performance lead to the creation of value over the short, medium and long term.

Components of Our Integrated Reporting. This Annual Report on Form 10-K focuses on our business strategy and our financial performance, including an attempt to illustrate how being a sustainable enterprise is integral to our success. Our citizenship and sustainability efforts for ourselves and our clients are reflected primarily in our annual ESG Performance Report, available through our ESG and Sustainability Reporting Hub. Our governance and remuneration practices are reported primarily in the Proxy Statement for our Annual Meeting of Shareholders. The mechanisms we use to make our clients comfortable with respect to our transparency and fair dealing are summarized in our Ethics Everywhere Report. The behaviors and standards we expect of our employees and of the suppliers we engage for our own company and on behalf of clients are presented in our Code of Ethics and our Vendor Code of Conduct. We publish details of our ethics program and ethics statistics in our Ethics Everywhere Report to increase transparency and understanding of the types of concerns and issues raised through our reporting channels.

Responsibility for Integrated Reporting. Our Finance, Legal and Sustainability functions are primarily responsible for the integrity of our integrated reporting efforts, collaborating in the preparation and presentation of this report and engaging our organization's leadership.

SEASONALITY

Historically, we have reported a relatively smaller revenue and profit in the first quarter with both measures increasing during each of the following three quarters. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar year end and the fact that certain expenses are constant throughout the year. Our seasonality excludes the recognition of investment-generated performance fees and realized and unrealized investment equity earnings and losses. Specifically, in our LaSalle business, we recognize incentives fees when assets are sold or as a result of valuation increases in the portfolio, the timing of which may not be predictable or recurring. In addition, investment equity gains and losses are primarily dependent on underlying valuations, and the direction and magnitude of changes to such valuations are not predictable. Non-variable operating expenses, which we treat as expenses when incurred during the year, are relatively constant on a quarterly basis.

HUMAN CAPITAL

The following table details our global headcount for reimbursable and non-reimbursable employees.

(in thousands)	**December 31, 2024**	December 31, 2023
Professional non-reimbursable employees	**58.2**	57.8
Directly reimbursable employees	**53.9**	48.3
Total employees	**112.1**	106.1

The costs associated with directly reimbursable employees are fully reimbursed by clients, primarily in Work Dynamics but also within Markets Advisory. Specifically, reimbursable employees include many of our Workplace Management and Property Management professionals, inclusive of our building maintenance employees.

Our employees do not report being members of any labor unions, with the exception of approximately 3,800 building maintenance employees in the United States, over 77% of whom are reimbursable. As of both December 31, 2024 and December 31, 2023, approximately two-thirds of our employees were based in countries other than the United States.

At JLL, our community of people is united by our shared purpose of shaping the future of real estate for a better world through our values of Teamwork, Ethics and Excellence. We hold true to our people promise of giving every employee the opportunity, knowledge and tools to own their success while celebrating what makes each person unique.

Employee Engagement

Our vibrant workplace culture is reflected in our annual People Survey results, where 86,000 (76%) employees across all levels and backgrounds shared their perspectives, resulting in an engagement score of 72—surpassing the high-performance organizations benchmark by 4 points.

We create a work environment that supports the growth and interests of our employees. Our programs provide a framework that recognizes and understands our colleagues' distinct aspirations and needs throughout our company. This approach enables us to develop strategies that resonate with different groups, ensuring all employees can access resources that support their success.

Our Business Resource Groups are open to all employees, and continue to foster an environment where connections flourish, providing inclusive platforms for career learning and relationship-building across our global community. These groups strengthen our culture of belonging while creating pathways to enhance business acumen and professional development.

Training and Development

As our business has evolved, so too have our broader learning and development platform and products. We continue to upskill our workforce on future-focused skills, ensuring our employees worldwide have the development they need, whether for technical or professional development, leveraging our JLL Virtual Learning library. Nearly 90,000 employees annually have been able to learn, in seven different languages, through our virtual, on-demand offerings about topics such as, but not limited to, sustainability, technology and the future of work. Our learning platforms have resulted in nearly 2 million learning assets consumed to accelerate the development of our employees.

Using extensive internal and external research, we have redefined the core leadership behaviors that drive our near and long-term success. These behaviors are the foundation for leadership development, leadership performance and talent assessments, succession planning and other talent processes. Our award-winning development platform, Leading the Way, has been updated to reflect the refreshed leadership behaviors and our employees can self-assess against them to participate in programs.

Leading the Way is an end-to-end platform that helps our employees grow their leadership skills from frontline to executive. It has served over 15,000 employees worldwide with various programs including e-learning, live webinars, and top talent initiatives. These programs incorporate elements of coaching, mentorship and partnerships with a variety of business schools, ensuring comprehensive leadership development across all levels of our organization.

We're leading the industry in technological innovation by integrating AI tools into our goal-setting platform. This advancement empowers employees to set personalized, persona-driven goals that align with their individual career paths and skill development, creating an environment where everyone has access to growth opportunities.

Well-being

Our well-being framework, consisting of physical, mental, financial and inclusion pillars, fosters a culture of holistic care that empowers our approximately 112,000 employees to thrive both personally and professionally. Through our global well-being site, employees can access live and virtual resources on topics such as mental health, financial education and caregiver support. Our Well-being hub offers over 120 sessions globally, addressing all aspects of employee wellness. In 2024, the hub has been viewed over 56,000 times, with employees completing several hundred hours of courses throughout the year.

Health and Safety

Health and safety is at the forefront of JLL's operations. With over 1,000 health and safety professionals, we are committed to creating an environment that unequivocally protects our employees, clients and supply partners.

To effectively manage health and safety, our program is certified to the internationally recognized health and safety management standard ISO 45001. We implement global health and safety standards that ensure we apply a consistent approach to harm prevention and operate assurance programs to ensure legal compliance.

We recognize that successful health and safety programs are built on proactive individual and collective safe behaviors. Through our health and safety vision, "One team S.A.F.E.R together," we create a stronger culture of health and safety, underpinned by our S.A.F.E.R. behaviors: S – Speak about safety; A – Act safely; F – Focus on safety standards; E – Engage in safety initiatives; R – Recognize safe performance.

Through our safety vision and our awareness and education programs, like Global Safety Week, the strength of our program is realized in the low accident rates for the year 2024, compared with the U.S. Occupational Safety and Health Administration ("OSHA") industry average accident rates for our industry (NAICS Code 531: Real Estate). The following metrics are as of January 2025:

- *Lost Time Incident Rat*e was 0.17 (OSHA industry average was 1.4): 12-month average of recordable illness and injuries per 100 JLL employees and JLL contractors that resulted in days away from work.
- *Total Recordable Incident Rate* was 0.36 (OSHA industry average was 2.1): 12-month average of recordable illness and injuries per 100 JLL employees and JLL contractors.
- *Days Away, Restricted Duty and Transfer* was 0.22 (OSHA industry average was 1.1): 12-month average of recordable illness and injuries per 100 full-time employees and JLL contractors that resulted in days away from work or restricted duties.
- There were zero JLL employee workplace fatalities reported in 2024.

JLL has developed a new standard for its offices, creating workplaces that are productive, healthy, sustainable and inclusive. These new standards use industry-leading practices and research-based improvements to raise the standard of our office spaces, directly affecting our employees and accelerating the transition to net zero carbon emissions.

INTELLECTUAL PROPERTY

We regard our technology and other intellectual property, including our brands, as a critical part of our business.

We hold various trademarks, trade dress and trade names and rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as contractual restrictions to establish and protect our proprietary rights. We own numerous domain names, have registered numerous trademarks, and have filed applications for the registration of a number of our other trademarks and service marks in the United States and in foreign countries. We hold the "Jones Lang LaSalle," "JLL," "LaSalle Investment Management" and "LaSalle" trademarks and the related logos to conduct the material aspects of our business globally. We own the rights to use the ".jll" and ".lasalle" top level domain names.

Although we believe our intellectual property plays a role in maintaining our competitive position in a number of the markets we serve, we do not believe we would be materially adversely affected by the expiration or termination of our trademarks or trade names or the loss of any of our other intellectual property rights other than the "JLL," "Jones Lang LaSalle," "LaSalle," and "LaSalle Investment Management" names, and our Design (Three Circles) mark that is also trademarked. Our trademark registrations have to be renewed every ten years, which we expect to continue to renew, as necessary. Based on our most recent trademark registrations, the JLL mark will expire in 2034. The JLL Design (Three Circles) mark will expire in 2031. Our LaSalle and LaSalle Investment Management marks will expire in 2031.

In addition to our trademarks and trade names, we also have proprietary technologies for the provision of complex services and analysis. We also have a number of pending patent applications in the U.S. to further enable us to provide high levels of client service and operational excellence. We will continue to file additional patent applications on new inventions, as appropriate, demonstrating our commitment to technology and innovation.

CORPORATE GOVERNANCE; CODE OF BUSINESS ETHICS; CORPORATE ESG AND RELATED MATTERS

We are committed to the values of effective corporate governance, operating our business to the highest ethical standards and conducting ourselves in an environmentally and socially responsible manner. We believe these values promote the best long-term performance of JLL for the benefit of our shareholders, clients, staff and other constituencies.

Corporate Governance. We believe our policies and practices reflect corporate governance initiatives that comply with the listing requirements of the NYSE, the corporate governance requirements of the Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission ("SEC") regulations, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the General Corporation Law of the State of Maryland, where we are incorporated.

Our Board of Directors ("the Board") regularly reviews corporate governance developments and modifies our Bylaws, Guidelines and Committee Charters accordingly. On December 11, 2023, our Board approved and adopted the Fourth Amended and Restated Bylaws of the Company which became effective as of such date and are available on our website.

We have adopted the following corporate governance policies and approaches considered to be best practices in corporate governance.

- Annual elections of all members of our Board
- Annual "say on pay" votes by shareholders with respect to executive compensation
- Right of shareholders owning 30% of the outstanding shares of our Common stock to call a special meeting of shareholders for any purpose
- Majority voting in Director elections
- Separation of Chairman and CEO roles, with the Chairman serving as Lead Independent Director
- Required approval by the Nominating, Governance and Sustainability Committee of any Director or Executive Officer related-party transactions
- Executive session among the Non-Executive Directors at each in-person meeting
- Annual self-assessment by the Board and each of its Committees

Code of Ethics. In 2022, we launched an updated version of our Code of Ethics which sets forth the ethics principles that guide our operations globally and applies to all employees of JLL and the members of our Board. The Code of Ethics is the cornerstone of our Ethics Everywhere Program, by which we establish the operating framework to communicate, monitor and enhance our ethical culture and maintain compliance with our Code. As we operate in a service industry, the integrity our brand represents is one of our most valuable assets. For 2023 and 2024, we received *Compliance Leader Verification* from Ethisphere, a leading organization dedicated to advancing best practices in ethics, compliance, corporate governance and citizenship. The *Compliance Leader Verification* process involves a rigorous review of an ethics and compliance program and corporate culture and is awarded to select organizations that demonstrate a high level of excellence. This honor supersedes Ethisphere's *Ethics Inside Certification,* which we held from 2008-2022. As previously noted, we have also earned Ethisphere's World's Most Ethical Companies® recognition every year since 2008 and, in 2022, we received an award for "Best Compliance and Ethics Program" by Corporate Secretary magazine.

Our Whistleblower and Non-Retaliation Policy and our Human Rights Policy also support our values and our commitment to ethical business practices. We support the principles of the United Nations Global Compact and the United Nations Principles of Responsible Investing. We are also a member of the Partnering Against Corruption Initiative sponsored by the World Economic Forum.

Vendor Code of Conduct. We expect each of our vendors, meaning any firm or individual providing a product or service to us, or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation and our brand. Accordingly, we expect all vendors to adhere to the JLL Vendor Code of Conduct, which we publish in multiple languages on our website. We continue to evaluate and implement new ways to monitor the quality and integrity of our supply chain. This includes developing means to efficiently survey and compare responses about the ethical environment and riskiness of current and potential suppliers we engage both for our own company and on behalf of clients.

Corporate ESG. We encourage and promote the principles of sustainability everywhere we operate, seeking to improve the communities and environment in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental and economic performance. We seek to incorporate sustainability practices and principles into our client investments and asset management. These priorities guide the interactions we have with our shareholders, clients, employees, regulators and vendors, as well as with all others with whom we come into contact. We recognize both the risks and opportunities presented by climate change and seek to address these impacts in and beyond our business.

We strive to create an inclusive environment that recognizes the value of diverse perspectives and experiences. Our approach aims to enhance our performance and contribute positively to the communities in which we operate. We are committed to fair and equitable practices in recruitment, development and promotion, focusing on identifying and nurturing talent from various backgrounds. We believe that embracing a wide range of experiences and viewpoints among our employees contributes to our overall success and innovation.

Corporate Political Activities. Our general approach is to not take positions as an organization on social or political issues or on political campaigns. Accordingly, we do not permit contributions in JLL's name for political activities. From time to time, we may comment on proposed legislation or regulations that directly affect our business interests and therefore the interests of our shareholders. We may also belong to industry trade associations that do become involved in attempts to influence legislation in the interests of the industry generally.

COMPANY WEBSITE AND AVAILABLE INFORMATION

JLL's website address is www.jll.com. We use our website as a channel of distribution for company, financial and other information. Our website also includes information about our corporate governance. We intend to post on our website any amendment or waiver of the Code of Ethics with respect to a member of our Board or any of the executive officers named in our proxy statement.

On the Investor Relations page on our website, we make available our Annual Report on Form 10-K, our Proxy Statement on Schedule14A, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC maintains www.sec.gov, containing annual, quarterly and current reports, proxy statements and other information we file electronically with the SEC.

ITEM 1A. RISK FACTORS

In addition to other information set forth in this report, you should carefully consider the following risks that, based upon current knowledge, information and assumptions, could materially adversely affect our business, financial condition and results of operations. Some of these risks and uncertainties could affect particular segments or geographies, while others could affect all of our businesses. Although each risk is discussed separately, many are interrelated.

These risk factors do not identify all risks we face; our operations could also be affected by factors not presently known to us or that we currently consider to be not significant to our operations. Our business is also subject to general risks and uncertainties which broadly affect all companies.

Categorization of Enterprise Risks. This section reflects our current views, as of the issuance of this report, concerning the most significant risks we believe our business faces, both in the short and long term. For purposes of the following analysis and discussion, we group the risks we face according to five principal categories:

- Operational Risk Factors
- Strategic Risk Factors
- Legal, Compliance and Regulatory Risk Factors
- Financial Risk Factors
- General Risk Factors

Although risks we identify may fit the criteria of more than one category, we chose the category we view as primary. We do not present the risks below in their order of significance, the relative likelihood we will experience a loss, or the magnitude of any such loss. Certain risks also may give rise to business opportunities for us, but our discussion of risk factors in Item 1A is limited to the adverse effects the risks may have on our business.

Operational Risk Factors

Operational risk relates to risks arising from systems, processes, people and external events that affect the operation of our businesses. It includes information management and data protection and security, including cyber security; supply chain and business disruption; health and safety; and other risks, including human resources and reputation.

INSUFFICIENT ORGANIZATIONAL AGILITY ACROSS OUR STRATEGY, STRUCTURE, PROCESSES, PEOPLE AND TECHNOLOGY MAY IMPACT OUR COMPANY'S SUCCESS.

Our business is evolving at a rapid pace. Our organizational agility underpins our ability to mitigate many other risks, minimize impacts from adverse events, and capitalize upon opportunities when presented. The sheer size of our company - with over 112,000 employees across more than 80 countries - makes change-management and responsiveness challenging. Any global change is a complex undertaking as we are required to comply with the numerous and often contradictory local regulatory environments while achieving the objective of the change. Insufficient proactive and reactive organizational agility to industry trends and other external factors may negatively impact our operational results and cause loss of market share and negatively impact the differentiated services we provide as compared to our competitors.

Lack of responsiveness in a timely fashion could result in negative financial impact and reputational damage.

WE MAY FACE CHALLENGES IN RETAINING OUR SENIOR MANAGEMENT, MAINTAINING OUR WORKFORCE CULTURE, AND ATTRACTING AND DEVELOPING QUALIFIED EMPLOYEES.

Our success largely depends on the expertise of our senior management team and key personnel who possess extensive knowledge of our business and strategy, as well as colleagues critical to developing and retaining client relationships. The competitive nature of our industry presents ongoing challenges for retaining and attracting skilled personnel with relevant industry experience and knowledge. As we continue to grow and expand our workforce, these challenges may intensify.

Regional and national labor policies, which can be difficult to predict, may indirectly impact our ability to retain and attract key personnel.

Our ability to achieve our strategic vision, maintain business continuity, and ensure high-quality client service depends on successfully identifying, attracting, developing, and retaining talent in key positions, as well as maintaining a strong pipeline of successors for important management roles. Failure to do so could disrupt our business, impact revenues, increase costs, and affect staff morale.

As technology and market demands shift, we recognize the need to continuously upskill and reskill our workforce to maintain our competitiveness and efficiency. Failing to address this need promptly could affect our ability to adapt to changing market conditions.

Clearly defining and championing our organizational values and expectations is crucial for fostering employee engagement and reducing turnover.

OUR RELIANCE ON THIRD PARTIES COULD EXPOSE US TO INCREASED ECONOMIC AND REPUTATIONAL HARM.

We rely on third parties, and in some cases subcontractors, to perform activities on behalf of our organization to improve quality, increase efficiencies, reduce costs and lower operational risks across our business and support functions. We continue to use a Vendor Code of Conduct, which is published in multiple languages on our website, to communicate to our vendors the standards of conduct we expect them to uphold. Our contracts with vendors also generally impose a contractual obligation to comply with our Vendor Code. In addition, we leverage technology at an increasing rate to help us better screen vendors, with the aim of gaining a deeper understanding of the risks posed to our business by potential and existing vendors. If our third parties do not have the proper safeguards and controls in place, or if appropriate oversight cannot be provided, or if they fail to comply with service level agreements or regulatory or legal requirements in a high-quality and timely manner, we could be exposed to increased operational, regulatory, financial or reputational risks. In addition, these third parties face their own technology, cybersecurity, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee or company information, could cause damage to our reputation and harm to our business.

OUR HEALTH, SAFETY, SECURITY AND ENVIRONMENT PROGRAM, POLICIES, AND PROCEDURES (INCLUDING THOSE OF OUR CONTRACTORS AND SUBCONTRACTORS) MAY NOT BE ADEQUATE.

Health, safety and security is a prominent part of our purpose and values, which is why we have taken steps to implement what we believe are strong operational health and safety controls. Our goal is to ensure those with whom we work and interact are unharmed by our operations. We have a multi-disciplinary safety management structure, with executive sponsorship, aimed at managing existing and emerging health and safety risks, and achieving continuous improvement.

However, despite significant investments in our safety platform, management systems and vendor due diligence program, if our health and safety policies, procedures, and programs are not adequate, or if our employees or contractors do not receive or complete adequate training or comply with our policies and procedures, we may be exposed to significant consequences including serious injury or loss of life, which could have a material impact on our financial performance and reputation. In addition, our contractors and their subcontractors are highly integrated into many aspects of our operations and therefore are involved in a significant proportion of the safety incidents we experience. Additional efforts are necessary to ensure our vendors are aware of our high health and safety expectations and consistently comply with our policies and procedures.

WE FACE BUSINESS DISRUPTION AND RELATED RISKS RESULTING FROM HEALTH EPIDEMICS.

Health epidemics that affect the general conduct of business in one or more urban areas (including as the result of travel restrictions and the inability to conduct face-to-face meetings) have occurred in the past, for example from influenza or COVID-19, and may occur in the future from other types of outbreak. Such instances can adversely affect the volume of business transactions, real estate markets and the cost of operating real estate or providing real estate services.

DISRUPTIONS IN COMPUTER SYSTEMS, PRIVACY BREACHES OR CYBERSECURITY ISSUES, OR FAILURES TO EXECUTE OUR ENTERPRISE-WIDE DATA STRATEGY, COULD IMPACT OUR ABILITY TO SERVICE OUR CUSTOMERS AND ADVERSELY AFFECT OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO FINANCIAL RISK.

Our business is highly dependent on our ability to collect, use, store and manage organizational and client data. If any of our significant information and data management systems do not operate properly or are disabled, we could suffer a disruption of our businesses, liability to clients, loss of client or other sensitive data, loss of employee data, regulatory intervention, breach of confidentiality or other contract provisions, or reputational damage. These systems may fail to operate properly or become disabled as a result of events wholly or partially beyond our control, including disruptions of electrical or communications services, as well as disruptions caused by natural disasters, political instability, terrorist attacks, sabotage, computer viruses, deliberate attempts to disrupt our computer systems through "hacking," "phishing," or other forms of both deliberate or unintentional cyber-attack, or our inability to occupy one or more of our office locations. As we outsource significant portions of our information technology functions, such as cloud computing, to third-party providers, we bear the risk of having less direct control over the manner and quality of performance.

Our enterprise data governance is responsible for identifying, defining and providing direction and oversight of significant data-related business needs. Failure to effectively execute our enterprise-wide data strategy may lead to a loss of sensitive or critical data, costly remediation of data-related issues and possible regulatory or contractual penalties.

Cyber threats are proliferating and advancing the ability to identify and exploit vulnerabilities, requiring continuous evaluation and improvements to our security architecture and cyber defenses. The risk of cyber threats also extends to suppliers and vendors we engage on a principal basis to perform various services. We also face increased cybersecurity risk as we deploy additional mobile and cloud technologies. We service clients across multiple industry verticals - many of which are higher-profile cyber targets themselves - including financial services, technology, government institutions, healthcare and life sciences, and because of this the risk that we are subject to cyber-attack incidents may increase. In addition, the rapid evolution and increased adoption of artificial intelligence technologies amplify these risks. We are continuously hardening our infrastructure built on these technologies, monitoring for threats, and evaluating our capability to respond to any incidents to minimize any impact to our systems, data, or business operations. However, we cannot ensure that these measures will be successful in preventing any cyber-attacks.

We have experienced various types of cyber-attack incidents which to-date have been contained and not material to us. As the result of such incidents, we continue to implement new controls, governance, technical protections and other procedures. We maintain a cyber risk insurance policy, but the costs related to cybersecurity threats or disruptions may not be fully insured. We may incur substantial costs and suffer other negative consequences such as liability for damages, reputational harm and significant remediation costs and experience material harm to our business and financial results if we, or vendors or suppliers we engage on behalf of our clients, fall victim to other successful cyber-attacks.

In addition, we collect personal information and other data as part of our business processes and activities. This data is subject to a variety of U.S. and foreign laws and regulations, including oversight by various regulatory or other governmental bodies. The European Union ("EU") General Data Protection Regulation, for example, imposes stringent data protection requirements and provides significant penalties for noncompliance. Any inability, or perceived inability, to adequately address data privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations (including at newly-acquired companies) could result in additional cost and liability to us or company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

CONCENTRATIONS OF BUSINESS WITH CORPORATE AND INVESTOR CLIENTS CAUSE INCREASED CREDIT RISK AND GREATER IMPACT FROM THE LOSS OF CERTAIN CLIENTS AND INCREASED RISKS FROM HIGHER LIMITATIONS OF LIABILITY IN CONTRACTS.

Having increasingly large and concentrated clients can lead to greater or more concentrated risks of loss if, among other possibilities, such a client (i) experiences its own financial problems, which can lead to larger individual credit risks; (ii) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (iii) decides to reduce its operations or its real estate facilities; (iv) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (v) decides to change its providers of real estate services; or (vi) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers. In the case of LaSalle, concentration of investor clients can also lead to fewer sources of investment capital, which can negatively affect assets under management in case a higher-volume client withdraws its funds or does not re-invest them. This is also the case within LaSalle's businesses which are dependent on the continued ability and willingness of certain brokerage firms to attract investment funds from their clients.

In addition, competitive conditions, particularly in connection with increasingly large clients, may require us to compromise on certain contract terms with respect to the payment of fees, the extent of risk transfer, or acting as principal rather than agent in connection with supplier relationships, liability limitations, credit terms and other contractual terms, or in connection with disputes or potential litigation. Where competitive pressures result in higher levels of potential liability under our contracts, the cost of operational errors and other activities for which we have indemnified our clients will be greater and may not be fully insured.

WE ARE EXPOSED TO LEGAL AND REPUTATIONAL RISKS ARISING FROM BREACH OF FIDUCIARY OBLIGATIONS CLAIMS PURSUANT TO CLIENT CONTRACTS.

In certain cases, we are subject to fiduciary obligations to our clients, which may result in a higher level of legal obligation compared to basic contractual obligations. These relate to, among other matters, the decisions we make on behalf of a client with respect to managing assets on its behalf, purchasing products or services from third parties or other divisions within our Company, or handling substantial amounts of client funds in connection with managing their properties or complicated and high-profile transactions. We face legal and reputational risks in the event we do not perform, or are perceived to have not performed, under those contracts or in accordance with those obligations, or in the event we are negligent in the handling of client funds or in the way in which we have delivered our professional services. The increased potential for the fraudulent diversion of funds from a "hacking" or "phishing" attack exacerbates these risks.

The precautions we take to prevent these types of occurrences, which represent a significant commitment of corporate resources, may nevertheless be ineffective in certain cases. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on profit margins.

WE ARE SUBJECT TO ACTUAL OR PERCEIVED CORPORATE CONFLICTS OF INTEREST CLAIMS.

Corporate conflicts of interest arise in the context of the services we provide as a company to our different clients. Personal conflicts of interest on the part of our employees are separately considered as issues within the context of our Code of Ethics. Our failure or inability to identify, disclose and resolve potential conflicts of interest in a significant situation could have a material adverse effect. In addition, it is possible that in some jurisdictions, regulations could be changed to limit our ability to act for certain parties where potential conflicts may exist even with informed consent, which could limit our market share in those markets. There can be no assurance potential conflicts of interest will not adversely affect us.

After reductions in the market values of the underlying properties, firms engaged in the business of providing valuations are inherently subject to a higher risk of claims with respect to conflicts of interest based on the circumstances of valuations they previously issued. Regardless of the ultimate merits of these claims, the allegations themselves can cause reputational damage and can be expensive to defend in terms of counsel fees and otherwise.

IMPACT OF HYBRID WORK, LOWER OFFICE REAL ESTATE OCCUPANCY RATES, AND EVOLVING REAL ESTATE TRENDS COULD ADVERSELY AFFECT OUR BUSINESS AND IMPACT OUR TRADITIONAL SERVICE OFFERINGS.

The continued evolution of remote and hybrid work models, coupled with changing attitudes toward commercial real estate, may pose risks to our business

As companies transition to, or away from, hybrid work models, the demand for traditional office spaces may be impacted. Over time, this could impact the utilization of our Work Dynamics services, including integrated facilities management, space planning, office design, and workplace strategy consulting. We must adapt our offerings to include services aligned with the changing needs of clients, such as designing flexible workspaces and integrating virtual collaboration tools.

Decreased demand for office spaces also could result in lower transaction volumes for property sales, acquisitions, and financing. This may lead to a decline in revenues generated from facilitating property transactions. A reduction in investor interest in traditional office assets may limit the availability of capital for commercial real estate investments, affecting our ability to close deals and generate fees. Reduced demand for leasing commercial properties due to hybrid work arrangements also could affect our ability to secure lease agreements and generate rental income for our clients. This may result in declining revenues from property management and brokerage services. Lower office occupancy rates and concerns about the long-term viability of traditional office spaces may affect market sentiment and property valuations, reducing liquidity and making it more challenging to execute property transactions.

Decreased demand for traditional office spaces also could affect the performance of office-focused real estate investment portfolios managed by LaSalle. Lower occupancy rates may result in decreased rental income, impacting property valuations and investment returns. Additionally, the shift in investor preferences towards alternative property types may affect capital flows into funds with significant allocations to office.

The trend of hybrid work and lower office real estate occupancy rates may have material impacts on our business segments. We must adapt our strategies, offerings and portfolio management approaches to stay ahead of market trends, identify emerging opportunities, and mitigate risks associated with the changing dynamics of the office real estate landscape.

WITH RESPECT TO LOANS WE ORIGINATE AND SERVICE, WE FACE THE RISK OF POTENTIAL BREACHES OF REPRESENTATIONS AND WARRANTIES, WHICH MAY HAVE A MATERIAL IMPACT ON OUR BUSINESS.

Our loan origination and servicing activities include participating in the Fannie Mae DUS and Freddie Mac Optigo loan programs, among others, which require us to provide representations and warranties regarding the loans we originate. These representations and warranties relate to various aspects such as the accuracy of information provided, compliance with underwriting and eligibility requirements, and adherence to program guidelines. There is a risk that representations and warranties in connection with these programs may be breached, either inadvertently or due to unforeseen circumstances. Underlying reasons for such breaches may include inaccurate, incomplete or fraudulent information provided by borrowers or third parties, errors in documentation, changes in program guidelines, or changes in the regulatory environment. If a breach of representations and warranties occurs in loans originated or serviced by us, we may be exposed to various risks, including: contractual obligations to repurchase loans (inclusive of the outstanding principal amount of the loan, accrued interest, and associated expenses) resulting in financial losses; obligations to indemnify for losses or, for loans originated under the DUS program, increase the loss-sharing; legal actions or regulatory or other penalties imposed by Fannie Mae, Freddie Mac, or other governing bodies that could result in reputational damage, financial penalties, increased compliance requirements, or restrictions on our ability to participate in future loan programs; and other outcomes that could result in financial losses or impairment of assets, impacting our financial performance, profitability, and cash flows. Given the inherent risks associated with loan origination and servicing activities, particularly in highly-regulated programs such as Fannie Mae DUS and Freddie Mac Optigo, we maintain underwriting and due diligence processes, compliance procedures, and risk mitigation measures to minimize the likelihood of breaches, though such measures may not always be fully effective in mitigating all risks, especially in the case of breaches tied to the actions of borrowers or third parties, from whom recovery may be limited.

Strategic Risk Factors

Strategic risk relates to JLL's future business plans and strategies, including the risks associated with: the global macro-environment in which we operate; mergers and acquisitions and restructuring activities; intellectual property; and other risks, including the demand for our services, competitive threats, technology and innovation, and public policy.

WE MAY FACE CHALLENGES IN ADAPTING TO AND LEVERAGING RAPIDLY EVOLVING TECHNOLOGIES, INCLUDING ARTIFICIAL INTELLIGENCE, WHICH COULD IMPACT OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE.

The real estate industry continues to be transformed by artificial intelligence ("AI"), including generative AI, advanced analytics, and other emerging technologies. As the sector increasingly embraces data-driven decision-making, our ability to effectively manage and utilize big data and AI tools is crucial for maintaining our competitive edge. Failure to adapt to these technologies or leverage them effectively could result in loss of market share and revenues, particularly if we are unable to meet evolving client needs or align our offerings with industry standards and client expectations.

Our increasing reliance on AI technology introduces various risks, including dependency on the accuracy and reliability of AI-generated outputs, potential for data privacy and security breaches, and challenges in complying with rapidly-evolving AI regulations across multiple jurisdictions. We also face potential workforce disruption and the need for reskilling, risk of intellectual property infringement or disputes, and unforeseen consequences of AI decision-making in real estate transactions and valuations.

While we have implemented policies and safeguards governing the use of AI technology and protection of our intellectual property and sensitive information, we cannot guarantee complete adherence by our employees, contractors, or other agents. The misuse or improper implementation of AI could lead to erroneous decisions, biased outcomes, regulatory fines, or reputational damage.

The legal and regulatory landscape surrounding AI also is rapidly evolving. Navigating these changes may require significant resources to ensure compliance with both U.S. and non-U.S. laws, potentially impacting our operations and financial performance.

As AI capabilities continue to advance, we may face challenges in maintaining the relevance and competitiveness of our traditional service offerings, balancing AI-driven efficiencies with the need for human expertise in complex real estate decisions, managing client and public perceptions regarding our use of AI in service delivery, and attracting and retaining talent with the necessary skills to develop and manage AI systems.

Failure to address these challenges and risks adequately may negatively impact our operations, reputation, and financial performance. Additionally, as AI technology continues to evolve rapidly, other unforeseen risks may emerge that could adversely affect our business, financial condition, and results of operations.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY OR INFRINGE UPON THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS COULD BE MATERIALLY IMPACTED.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our service marks, domain names, client lists and information, business methods and technology innovations, and platforms we may create or acquire. Existing laws of some countries in which we provide or intend to provide services, or the extent to which their laws are actually enforced, may offer only limited protections of our intellectual property rights. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and on patent, copyright and trademark laws to protect our intellectual property rights. In particular, we hold various trademarks and trade names, including our principal trade names, "JLL" and "LaSalle." If either of our registered trade names were to expire or terminate, our competitive position in certain markets could be materially and adversely affected. Our inability to detect unauthorized use (for example, by current or former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business.

We cannot be sure the intellectual property we may use in the course of operating our business or the services we offer to clients do not infringe on the rights of third parties. However, we do obtain representations and warranties, as well as indemnities, from the licensors in order to mitigate this risk. We may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services.

GEOPOLITICAL VOLATILITY AND TRADE TENSIONS, INCLUDING THE IMPOSITION OF TARIFFS, COULD ADVERSELY AFFECT OUR BUSINESS.

As a global company operating in over 80 countries with varying degrees of political and economic stability and transparency, we are exposed to risks arising from geopolitical volatility and conflicts. The ongoing and evolving nature of global tensions, including but not limited to the Russia-Ukraine conflict, the Israel-Hamas war, and increasing frictions between major global powers, continues to introduce significant risks that could materially affect our operations, financial performance, and the overall global economy.

These geopolitical risks include political instability, armed conflicts, territorial disputes, terrorism, civil unrest, trade tensions, sanctions, and changes in government policies or regulations, including immigration policies. Such events can disrupt supply chains, hamper market stability, create economic uncertainties, and negatively affect consumer confidence. Additionally, fluctuations in currency exchange rates and international trade restrictions in the form of embargoes or sanctions may further compound the impact of geopolitical volatility on our business.

The imposition of tariffs on construction materials, technology products, and other goods essential to the real estate industry, particularly affects our workplace management and project and development services businesses. This can impact demand for our services, lead to supply chain disruptions, and potentially cause delays or shortages in materials needed for real estate design and development projects we oversee. The threat or imposition of new tariffs may create uncertainty in real estate markets, potentially leading to delayed investment decisions and lengthened sales cycles for our services.

Tariffs imposed by one country often lead to retaliatory measures by others, potentially escalating into trade wars with broad economic impacts affecting real estate markets globally. Navigating the complex and rapidly changing landscape of international trade regulations and tariffs requires resources and expertise, increasing our operational costs and compliance risks.

In recent years, political changes in several countries where we have significant operations have resulted in changes to financial, tax, healthcare, governance, immigration and other laws that directly affect our business and continue to evolve.

Failure to effectively manage and mitigate these risks, particularly those related to trade tensions and tariffs, could result in increased operational costs, reduced demand for our services, difficulty accessing markets, disruptions to our operations, or damage to our reputation and financial performance. Our clients may be hesitant to enter into certain real estate transactions due to geopolitical uncertainty and volatility, which may result in lengthening sales cycles.

We continue to monitor these developments closely and adapt our strategies to mitigate their impact on our global operations and client relationships. However, the unpredictable nature of geopolitical events and trade policies means that we cannot fully insulate our business from these risks. Failure to effectively manage and mitigate these risks could result in increased operational costs, reduced demand for our services, difficulty accessing markets, disruptions to our operations, or damage to our reputation and financial performance.

REAL ESTATE SERVICES AND INVESTMENT MANAGEMENT MARKETS ARE HIGHLY COMPETITIVE, WHICH COULD MAKE IT DIFFICULT FOR US TO MAINTAIN OUR MARKET SHARE, GROWTH RATE AND PROFITABILITY.

We face significant competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms, technology firms, consulting firms, co-locating providers, temporary space providers and firms providing outsourcing of various types (including technology and building products), any of which may be a global, regional or local firm, and from firms that self-perform their real estate services with in-house capabilities.

Many of our competitors are local or regional firms, which may be substantially smaller in size than us but hold a larger share of a specific local market. Some of our competitors have expanded the services they offer in an attempt to gain additional business. Some may be providing outsourced facility management services to sell clients' products that we do not offer. In some sectors of our business, some of our competitors may have greater financial, technical and marketing resources, larger customer bases, and more established relationships with their customers and suppliers than we have. Larger or better-capitalized competitors in those sectors may be able to respond faster to the need for technological change, price their services more aggressively, compete more effectively for skilled professionals, finance acquisitions more easily, develop innovative products more effectively, and generally compete more aggressively for market share. This can also lead to increasing commoditization of the services we provide and increasing downward pressure on the fees we can charge.

New competitors, or alliances among competitors that increase their ability to service clients, could emerge and gain market share, develop a lower cost structure, adopt more aggressive pricing policies, aggressively recruit our people at above-market compensation, develop a descriptive technology that captures market share, or provide services that gain greater market acceptance than the services we offer. Some of these may come from non-traditional sources, such as information aggregators or digital technology firms. To respond to increased competition and pricing pressure, we may have to lower our prices, loosen contractual terms (such as liability limitations), develop our own innovative approaches to mining data and using information, develop our own disruptive technologies, or increase compensation, which may have an adverse effect on our revenue and profit margins. We may also need to become increasingly productive and efficient in the way we deliver services, or with respect to the cost structure supporting our businesses, which may in turn require more innovative uses of technology as well as data gathering and data mining.

Our industry has continued to consolidate, and there is an inherent risk competitive firms may be more successful than we are at growing through merger and acquisition activity. While we have successfully grown organically and through a series of acquisitions, sourcing and completing acquisitions are complex and sensitive activities. Considering the continuing need to provide clients with more comprehensive services on a more productive and cost-efficient basis, we expect acquisition opportunities to continue to emerge. However, there is no assurance we will be able to continue our acquisition activity in the future at the same pace as we have in the past, particularly as we weigh acquisition opportunities against other potential uses of capital for technology and other investments in systems and human resources, as well as returning capital to shareholders.

We are also dependent on long-term client relationships and revenue received for services under various service agreements. In this competitive market, if we are unable to maintain these relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. Weaknesses in the markets in which our clients compete may lead to additional pricing pressure from clients as they themselves come under financial pressure.

THE SEASONALITY IN PARTS OF OUR BUSINESS EXPOSES US TO RISKS.

In parts of our business, our revenue and profits have historically grown progressively by quarter throughout the year mostly due to completing or documenting transactions by fiscal year-end and the fact that certain of our expenses are constant through the year. Historically, we have reported a relatively smaller profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains or losses, each of which can vary from period to period.

The seasonality of these parts of our business makes it difficult to determine during the course of the year whether planned results will be achieved, and thus to budget, and to adjust to changes in expectations. In addition, negative economic or other conditions that arise at a time when they impact performance in the fourth quarter, such as the particular timing of when larger transactions close or changes in the value of the U.S. dollar against other currencies occur, may have a more pronounced impact than if they occurred earlier in the year. To the extent we are not able to identify and adjust for changes in expectations, or we are confronted with negative conditions that disproportionately impact the fourth quarter of a calendar year, we could experience a material adverse effect on our financial performance.

Growth in our property management and workplace management businesses and other services related to the growth of outsourcing of corporate real estate services has, to an extent, lessened the seasonality in our revenue and profits during the past several years.

WE ARE SUBJECT TO RISKS INHERENT IN MAKING ACQUISITIONS AND ENTERING INTO JOINT VENTURES.

Historically, a significant component of our growth has been generated by acquisitions. Any future growth through acquisitions will depend in part on the continued availability of suitable acquisitions at favorable prices and with advantageous terms and conditions, which may not be available to us.

Acquisitions subject us to several significant risks, any of which may prevent us from realizing the anticipated benefits or synergies of the acquisition. The integration of companies is a complex and time-consuming process that could significantly disrupt the businesses of JLL and the acquired company such as: diversion of management attention, failure to identify certain liabilities and issues during the due diligence process, including historical instances of misconduct, and the inability to retain personnel and clients of the acquired business.

To a much lesser degree, we have occasionally entered into joint ventures to conduct certain businesses or enter new geographies, and we will consider doing so in appropriate situations in the future. Joint ventures have many of the same risk characteristics as acquisitions, particularly with respect to the due diligence and ongoing relationship with joint venture partners, given each partner has inherently less control in a joint venture and will be subject to the authority and economics of the particular structure that is negotiated. Accordingly, we may not have the authority to direct the management and policies of the joint venture. If a joint venture participant acts contrary to our interests, it could harm our brand, business, results of operations and financial condition.

WE ARE SUBJECT TO RISKS INHERENT TO INVESTMENT (INCLUDING CO-INVESTMENT) AND REAL ESTATE INVESTMENT BANKING ACTIVITIES.

An important part of our business strategy includes investing in (i) real estate, both individually and along with our investment management clients, and (ii) proptech funds and early to mid-stage proptech companies. As of December 31, 2024, we have unfunded commitment obligations of up to $299.6 million to fund future investments across our investment strategies. To remain competitive with well-capitalized financial services firms, we may also use our capital to acquire properties before the related investment management funds have been established or investment commitments have been received from third-party clients.

Certain service lines we operate have the acquisition, development, management and sale of real estate and proptech investments as part of their strategy. Investing in any of these types of situations exposes us to several risks:

- We may lose some or all the capital we invest if the investments underperform.
    - For real estate investments, underperformance may result from many factors outside of our control, including the general reduction in asset values within a particular geography or asset class.
    - For proptech investments, the concepts and strategic plans underpinning the value of the fund or entity may not be realized or could be poorly executed. In addition, the fund or entity may be negatively impacted by risks to which they are exposed (some of which we are also exposed to and are discussed elsewhere in this Item).
- We will have fluctuations in earnings and cash flow as we recognize gains or losses, and receive cash upon the disposition of investments, the timing of which may be geared toward the benefit of our clients.
- We hold many of our investments in subsidiaries with limited liability; however, in certain circumstances, it is possible this limited exposure may be expanded in the future based on, among other things, changes in applicable laws. To the extent this occurs, our liability could exceed the amount we have invested.
- We make investments in many countries, and this presents tax, political/legislative, currency, and other risks as described elsewhere in this Item.

In certain situations, we raise funds from outside investors where we are the sponsor of real estate investments, developments, or projects. To the extent we return less than the investors' original investments because the investments, developments, or projects have underperformed relative to expectations, the investors could attempt to recoup the full amount of their investments under securities law theories such as lack of adequate disclosure when funds were initially raised. Sponsoring funds into which retail investors can invest, such as the investment funds sponsored by LaSalle, may increase this risk.

Legal, Compliance and Regulatory Risk Factors

Legal and compliance risk relates to risks arising from the government and regulatory environment and action, legal proceedings, and compliance with integrity policies and procedures. Government and regulatory risks include the risk that government or regulatory actions will impose additional cost on us or cause us to have to change our business models or practices.

COMPLIANCE WITH MULTIPLE AND POTENTIALLY CONFLICTING LAWS AND REGULATIONS, INCLUDING SANCTIONS AND ANTI-MONEY LAUNDERING REQUIREMENTS, AND DEALING WITH CHANGES IN LEGAL AND REGULATORY REQUIREMENTS MAY BE DIFFICULT, BURDENSOME AND/OR EXPENSIVE.

We face a broad range of legal and regulatory environments in the countries in which we do business and identifying and complying with these regulations is complex. We may not be successful in complying with regulations in all situations and could, therefore, be subject to regulatory actions and fines for non-compliance.

We are subject to evolving and increasingly complex sanctions regimes and anti-money laundering (“AML”) regulations. As a global company, we must navigate a web of international sanctions imposed by various jurisdictions, including the U.S., EU and UK. These trade sanctions can target countries, entities, individuals, sectors, and designated goods, and they can change rapidly in response to geopolitical events. Failure to comply with applicable trade sanctions could result in severe penalties, including substantial fines, loss of business licenses, and reputational damage.

Similarly, AML regulations require us to implement “know your customer” (KYC) procedures and report suspicious transactions. The global nature of our business, particularly in real estate transactions and investment management, exposes us to the risk of inadvertently facilitating money laundering or terrorist financing. Penalties for AML violations can be severe, including criminal prosecution of the company and individual employees.

Our employees or suppliers may directly or indirectly engage in unethical, illegal or non-compliant practices related to bribery, corruption, money laundering, fraud, international trade sanctions, modern slavery, violations of applicable data privacy laws, or other acts that constitute a breach of our Code of Ethics. Failure to adequately prevent, monitor, and detect such behavior could lead to significant reputational damage, regulatory consequences, and adversely impact our operations, profitability and enterprise value.

Changes in legal and regulatory requirements can impact our ability to engage in business in certain jurisdictions or increase the cost of doing so. The legal requirements of U.S. statutes may also conflict with local legal requirements in a particular country. Avoiding regulatory pitfalls as a result of conflicting laws will continue to be a key focus as non-U.S. statutory law and court decisions create more ambiguity. The jurisdictional reach of laws may be unclear as well, such as when laws in one country purport to regulate the behavior of our subsidiaries or affiliates operating in another country.

Our global operations must comply with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence government officials or private individuals for the purpose of obtaining or retaining a business advantage. Such prohibitions exist regardless of whether those practices are legal or culturally expected in a particular jurisdiction. Our compliance program may not prevent violations of such laws, which could result in criminal or civil sanctions and have an adverse effect on our reputation, business and results of operations and financial condition.

U.S. laws and regulations govern the provision of products and services to, and of other trade-related activities involving, certain targeted countries and parties. As a result, we have had longstanding policies and procedures to restrict or prohibit sales of our services into countries subject to embargoes and sanctions, or to countries designated as state sponsors of terrorism. In conjunction with such policies, we have also implemented certain procedures to evaluate whether existing or potential clients appear on the "Specially Designated Nationals and Blocked Persons List" maintained by OFAC. However, the complexity and rapid changes in sanctions regimes mean that we may inadvertently engage with sanctioned entities or individuals.

Changes in governments or majority political parties may result in significant changes in enforcement priorities with respect to employment, health and safety, tax, securities disclosure and other regulations, which, in turn, could negatively affect our business. The increasing focus on ESG factors by regulators in many geographies may also lead to new compliance requirements and potential liabilities.

To address these risks, we continually invest in our compliance programs, including our sanctions screening and AML procedures. However, the global scale of our operations and the complexity of the regulatory landscape mean that we cannot guarantee full compliance at all times. Any failure to comply with applicable laws and regulations, particularly those related to sanctions, anti-corruption laws and AML, could result in significant financial penalties, criminal sanctions, and severe reputational damage.

WE ARE SUBJECT TO COMPLEX AND EVOLVING LICENSING AND REGULATORY REQUIREMENTS.

Several of our business operations are subject to requirements in various jurisdictions to maintain licenses and comply with particular regulations. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines, return commissions or investment capital from investors or may have a given license suspended or revoked. Our acquisition activity increases these risks, because we must successfully transfer licenses of acquired entities and their staff, as appropriate. Licensing requirements may also preclude us from engaging in certain types of transactions or change the way in which we conduct business or the cost of doing so. In addition, because the size and scope of real estate sales transactions, the number of countries in which we operate or invest, and the areas we offer services have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous licensing regimes and the possible loss resulting from noncompliance, have increased.

With respect to our status as an approved lender for Fannie Mae, Freddie Mac and as a HUD-approved originator and issuer of Ginnie Mae securities (collectively the “Agencies”), we are required to comply with various eligibility criteria established by the Agencies, such as minimum net worth, operational liquidity and collateral requirements. In addition, we are required to originate and service loans in accordance with the applicable program requirements and guidelines established from time to time by the Agencies. Failure to comply with any of these program requirements may result in the termination or withdrawal of our approval to sell loans to the Agencies and service their loans.

The regulatory environment facing the investment management industry is also complex, principally in terms of marketing products and services and screening and advising clients. Countries are expanding the criteria requiring registration of investment advisors and funds, whether based in their country or not, and expanding the rules applicable to those that are registered, all to provide more protection to investors located within their countries. In some cases, rules from different countries are applicable to more than one of our investment advisory businesses and can conflict with those of their home countries. Although we believe we have adequate processes, policies and controls in place to address the new requirements, these additional registrations and increasingly complex rules increase the possibility violations may occur.

Laws and regulations applicable to our business, both in the United States and in other countries, may change in ways that materially increase the costs of compliance. Particularly in emerging markets, there can be relatively less transparency around the standards and conditions under which licenses are granted, maintained, or renewed. It also may be difficult to defend against the arbitrary revocation of a license in a jurisdiction where the rule of law is less well developed.

As a licensed real estate service provider and advisor in various jurisdictions, we and our licensed employees may be subject to various due diligence, disclosure, standard-of-care, anti-money laundering and other obligations in the jurisdictions in which we operate. Failure to fulfill these obligations could subject us to litigation from parties who purchased, sold, or leased properties we brokered or managed, or who invested in our funds. We could become subject to claims by participants in real estate sales or other services claiming we did not fulfill our obligations as a service provider or broker. This may include claims with respect to conflicts of interest where we are acting, or are perceived to be acting, for two or more clients with potentially contrary interests.

WE FACE RISKS RELATING TO ENVIRONMENTAL AND CLIMATE MATTERS, INCLUDING DELIVERING ON OUR 2030 AND 2040 CARBON REDUCTION COMMITMENTS AND COMPLYING WITH EVOLVING CLIMATE CHANGE DISCLOSURE REQUIREMENTS.

We may face liability with respect to environmental issues occurring at properties we manage or occupy, or in which we invest. We may face costs or liabilities under these laws as a result of our role as an on-site property manager or a manager of construction projects. Our risks for such liabilities may increase as we expand our services to include more industrial and/or manufacturing facilities than has been the case in the past, or with respect to our co-investments in real estate as discussed above.

The impact of climate change presents a significant risk. Damage to assets caused by extreme weather events linked to climate change is becoming more evident, highlighting the fragility of global infrastructure. We also anticipate the potential effects of climate change will increasingly impact our own operations and those of client properties we manage, especially when they are in coastal cities, and may impair asset valuations.

We anticipate the potential effects of climate change will increasingly impact the decisions and analysis we make with respect to investments in the properties we manage, as well as those we consider for acquisition or disposition on behalf of clients, since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring properties. Future legislation could require specific performance levels for building operations resulting in non-compliant buildings becoming obsolete. This could materially affect investments in properties we have made on behalf of clients, including those in which we may have co-invested. Climate change considerations will likely also increasingly be part of the consulting work we do for clients to the extent it is relevant to the decisions our clients are seeking to make.

Around the world, many countries are enacting stricter regulations to protect the environment and preserve their natural resources. In Europe, the European Union's Environmental Liability Directive establishes a comprehensive liability standard, but individual EU countries may have stricter regulations. The risks may not be limited to fines and the costs of remediation. In Brazil, employees risk jail sentences as well as fines in connection with pollution incidents. China has set ambitious climate goals, including achieving carbon neutrality by 2060, and has implemented various policies and regulations to support these objectives. This follows environmental protection laws passed in 2014 designed to limit contaminated water, air and soil linked to economic growth and public health. New environmental legislation and regulations may require us to make material changes to our operations, which could adversely affect operating results. Furthermore, the perspectives of shareholders, employees and other stakeholders regarding these standards may affect our business activities and increase disclosure requirements, which may increase our costs.

JLL has committed to reduce absolute scope 1, 2 and 3 emissions by 51% by 2030, and 95% by 2040, from a 2018 base year. If we fail to meet our carbon reduction commitments or comply with evolving environmental regulations this may expose us to risks that could have a significant impact on our business operations and financial performance. These risks encompass reputational damage, potential legal and regulatory penalties, litigation, increased compliance costs, and diminished access to financing and investment opportunities. Additionally, failure to effectively reduce carbon emissions may result in negative public perception, reduced client demand, and potential loss of competitive advantage. Failure to adapt to changing environmental standards and adequately manage our carbon footprint may also expose us to potential disruptions in supply chains, constraints on resource availability, and limitations on access to certain markets. Failure to address these risks could have adverse consequences on our financial condition, operations, and long-term sustainability.

Our business faces evolving climate change disclosure requirements, including the recommendations outlined by the Task Force on Climate-related Financial Disclosures (TCFD) and the Corporate Sustainability Reporting Directive (CSRD). Failure to fulfill these obligations, including the proper disclosure of climate-related risks, opportunities, and our approach to managing them, may lead to reputational damage, legal and regulatory sanctions and potential financial consequences. Developments in climate change reporting standards, frameworks and guidelines may require us to provide more detailed information on greenhouse gas emissions, climate-related risks and sustainability initiatives, increasing the complexity and cost of compliance. Furthermore, the potential misinterpretation or criticism of our disclosed climate change data and actions could impact our relationships with investors, customers and other stakeholders. Additionally, as climate-related regulations and reporting requirements continue to evolve globally, we may face challenges in maintaining compliance across all jurisdictions in which we operate, potentially leading to increased operational costs and complexity in our reporting process.

Financial Risk Factors

Financial risk relates to our ability to meet financial obligations and mitigate exposure to broad market risks, including volatility in foreign currency exchange rates and interest rates; credit risk; and liquidity risk, including risk related to our credit ratings and our availability and cost of funding.

VOLATILITY IN TRANSACTIONAL-BASED REVENUE MAY IMPACT OUR PROFITABILITY.

We have product offerings, such as leasing and capital markets activities including investment sales and debt advisory, that generate fees based on the timing, size and pricing of closed transactions, and these fees may significantly contribute to our net income and to changes in earnings from one quarter or year to the next. Volatility in this component of our earnings is inevitable due to the nature of these businesses and the amount of the fees we will recognize in future quarters is inherently unpredictable.

In addition, LaSalle's portfolio is of sufficient size to periodically generate large incentive fees and equity earnings (losses) that significantly influence our earnings and the changes in earnings from one year to the next. Volatility in this component of our earnings is also inevitable due to the nature of this aspect of our business, and the amount of incentive fees or equity earnings or losses we may recognize in future quarters is inherently unpredictable as it relates to client needs, the market and other dynamics in effect at the time.

CURRENCY RESTRICTIONS, EXCHANGE RATE FLUCTUATIONS, AND INFLATIONARY PRESSURES MAY MATERIALLY IMPACT OUR FINANCIAL RESULTS.

We produce positive cash flows in various countries and currencies that can be most effectively used to fund operations in other countries or to repay our indebtedness, which is currently primarily denominated in U.S. dollars and euros. We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. We also face risks associated with fluctuations in currency exchange rates that may lead to a decline in the value of the funds earned in certain jurisdictions.

Although we operate globally, we report our results in U.S. dollars, and thus our reported results are impacted by the strengthening or weakening of currencies against the U.S. dollar. Our revenue from outside of the United States approximated 39% of our total revenue for 2024. In addition to the potential negative impact on reported earnings, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of the reported results of operations.

We are subject to inflationary pressures on employee wages, salaries, and the cost of various goods and services including energy costs that we procure which can materially impact our financial results. While we attempt to mitigate the impact of inflation in our client agreements, some client agreements may be entered into on a fixed or guaranteed maximum price basis where our ability to make price adjustments to take into account inflation may be limited.

DOWNGRADES IN OUR CREDIT RATINGS COULD INCREASE OUR BORROWING COSTS OR REDUCE OUR ACCESS TO FUNDING SOURCES IN THE CREDIT AND CAPITAL MARKETS.

We are currently assigned corporate credit ratings from Moody's and S&P based on their evaluation of our creditworthiness. As of the date of this filing, our debt ratings remain investment grade, but there can be no assurance we will not be downgraded or that any of our ratings will remain investment grade in the future. If our credit ratings are downgraded or other negative action is taken, by one or more rating agencies, this could adversely affect our access to funding sources, the cost and other terms of obtaining funding as well as our overall financial condition, operating results and cash flow.

ADVERSE DEVELOPMENTS IN THE CREDIT MARKETS MAY IMPACT OUR ABILITY TO OBTAIN NEW CREDIT COMMITMENTS ON FAVORABLE TERMS AND INCREASE OUR EXPOSURE TO FINANCIAL RISKS OF COUNTERPARTIES WITH WHOM WE CONDUCT BUSINESS.

Disruptions and dynamic changes in the financial markets may increase the counterparty risk to us from a financial standpoint, including with respect to:

- Obtaining new credit commitments from lenders
- Refinancing credit commitments or loans that have terminated or matured according to their terms, including funds sponsored by LaSalle which use leverage in the ordinary course of their investment activities
- Placing insurance
- Engaging in hedging transactions
- Maintaining cash deposits or other investments, both our own and those we hold for the benefit of clients, which are generally much larger than the maximum amount of government-sponsored deposit insurance in effect for a particular account

In addition, certain of LaSalle's sponsored funds act as a lender to real estate owners with the risk of default by the borrower and the potential for the LaSalle fund to take ownership of those assets. Defaults by borrowers can also have a negative impact on investment performance.

General Risk Factors

OUR BUSINESS IS SUBJECT TO GENERAL ECONOMIC CONDITIONS AND REAL ESTATE MARKET CONDITIONS AS WELL AS SUPPLY-CHAIN PRESSURES.

The success of our business is significantly related to general economic conditions. Further, our business and financial conditions correlate strongly to local, national and regional economic and political conditions or, at least, the perceptions of and confidence in those conditions. Interest rate volatility, tighter lending standards, and elevated price uncertainty can put downward pressure on transaction volumes and significantly impact our fees and our business with revenues and assets tied to market performance.

We have previously experienced and expect in the future that we will be negatively impacted by periods of economic slowdown or recession and corresponding declines in the demand for real estate and related services. While supply-chain pressures have eased somewhat since 2022, ongoing challenges persist, potentially impacting our ability to deliver goods and services to our clients and affecting the resultant costs in doing so.

In 2023 and early 2024, we continued to observe the effects of a global economic slowdown, partly driven by sustained high interest rates aimed at tackling inflation. The risk of market volatility and fluctuating real estate asset values could create liquidity issues for our counterparties and/or lead to tightened lending conditions, which may negatively affect our cash flow and access to credit. Persistent economic uncertainty may prolong commercial real estate and investor decision making and have a dampening effect on our results.

It is inherently difficult for us to predict how these types of significant global forces will affect our business in the future and whether we will continue to be able to generate revenue growth to the same extent as we have in the past.

Negative economic conditions and declines in demand for real estate and related services in several markets or in significant markets could have a material adverse effect on our performance driven by (i) a decline in acquisition and disposition activity, (ii) a decline in real estate values and performance, leasing activity and rental rates, (iii) a decline in value of real estate securities, (iv) the cyclicality in the real estate markets and lag in recovery relative to broader markets, or (v) the effect of changes in non-real estate markets.

OUR REPUTATION AND BRAND ARE IMPORTANT COMPANY ASSETS; IF WE FAIL TO PROTECT THEM, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

The value and premium status of our brand is one of our most important assets. An inherent risk in maintaining our brand is that we may fail to successfully differentiate the scope and quality of our service and product offerings from those of our competitors, or that we may fail to sufficiently innovate or develop improved products or services that will be attractive to our clients.

The rapid dissemination and increasing transparency of information, particularly for public companies, increases the risks to our business that could result from negative media or announcements about ethics lapses or other operational problems, which could lead clients to terminate or reduce their relationships with us. As such, any negative media, allegations or litigation against us, irrespective of the final outcome, could potentially harm our professional reputation and damage our business. We are also subject to misappropriation of one of the names or trademarks we own by third parties that do not have the right to use them so they can benefit from the goodwill we have built up in our intellectual property; further, our efforts to police usage of our intellectual property may not be successful in all situations.

WE MUST CONTINUE TO MAINTAIN SATISFACTORY INTERNAL FINANCIAL REPORTING CONTROLS AND PROCEDURES.

If we are not able to continue to operate successfully under the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, or if there is a failure of one or more controls over financial reporting due to fraud, improper execution or the failure of such controls to adjust adequately as our business evolves, then our reputation, financial results and the market price of our stock could suffer. While our management has concluded that our internal control over financial reporting as required for purposes of this Annual Report on Form 10-K was effective as of December 31, 2024, and our independent registered public accounting firm has issued an unqualified opinion on the effectiveness of our internal control over financial reporting, there can be no assurance our internal controls will be effective or we will continue to receive an unqualified opinion in future years. If we identify one or more material weaknesses in our internal control over financial reporting in the future that we cannot remediate in a timely fashion, this could restrict our ability to access the capital markets, subject us to fines, penalties, investigations, harm our reputation, or otherwise cause a decline in the trading price of our stock and investor confidence.

EXPOSURE TO ADDITIONAL TAX LIABILITIES STEMMING FROM OUR GLOBAL OPERATIONS AND CHANGES IN TAX LEGISLATION, REGULATION AND TAX RATES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

We face a variety of risks of increased future taxation on our earnings as a corporate taxpayer in the countries in which we have operations. Moving funds between countries can produce adverse tax consequences. In addition, as our operations are global, we face challenges in effectively gaining a tax benefit for costs incurred in one country that benefit our operations in other countries.

Changes in tax legislation or tax rates may occur in one or more jurisdictions in which we operate that may materially impact the cost of operating our business. Recent legislative changes in the United States include the 2017 Tax Cuts and Jobs Act and the 2022 Inflation Reduction Act, which have introduced limitations on business-related deductions and increased taxation of foreign earnings in the U.S., and a corporate minimum tax, all of which could increase our future tax expense.

In addition, the potential exists for significant legislative policy change in the taxation of multinational corporations, as has recently been the subject of the “Pillar One” and “Pillar Two” initiatives of the Organization for Economic Co-operation and Development, the European Union Anti-Tax Avoidance Directives, and legislation enacted or to be enacted pursuant to those initiatives. It is also possible that some governments will make significant changes to their tax policies in response to factors such as budgetary needs, feedback from the business community and the public view on applicable tax planning activities. Further, interpretations of existing tax law in various countries may change due to the regulatory and examination policies of the tax authorities and the decisions of courts.

We face such risks both in our own business and in the investment funds LaSalle operates. Adverse or unanticipated tax consequences to the funds can negatively impact fund performance, incentive fees and the value of co-investments we have made. We are uncertain as to the ultimate results of these potential changes or what their effects will be on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our cybersecurity program, led by our Global Chief Information Officer (“CIO”) and Chief Information Security Officer (“CISO”), is designed to protect and preserve the confidentiality, integrity and availability of all information and systems owned by us or in our care. The Audit and Risk Committee of our Board of Directors oversees cybersecurity, as outlined in its charter and disclosed in our proxy statement.

In addition, cybersecurity is reviewed as part of our enterprise risk management program led by our Director of Enterprise Risk Management, which assesses our significant enterprise risks, provides a summary of those risks and primary mitigations, identifies control improvement projects for our significant risks, and regularly reports on the progress of control improvement projects for those risks to our GEB and the Audit and Risk Committee of our Board of Directors.

Our cybersecurity strategy implements layered controls aligned with the National Institute of Standards and Technology (NIST) cybersecurity framework to minimize both the likelihood and potential impact of cybersecurity events.

Our CISO, who holds advanced qualifications and has extensive experience in cybersecurity, leads a global team of cybersecurity professionals. Our CISO reports to our CIO who is responsible for the Company's technology, data and information management strategy, and brings over two decades of relevant experience to the role.

We engage third-party consultants for assessing, identifying and managing material cybersecurity risks, including those associated with certain third-party providers. We maintain a cyber incident response plan and regularly conduct simulations and tabletop exercises.

In 2023, we established an executive management group responsible for determining the materiality of cybersecurity incidents and necessary disclosures. This group consists of our CISO, Chief Financial Officer, Chief Legal Officer and Chief Accounting Officer.

Like other companies with a large technology footprint and high-profile client base, we are regularly subject to cyberattacks. While certain attacks have been successful, thus far none have had a material impact on our or our clients' operations. In addition, we acknowledge that cybersecurity threats could significantly impact our business strategy, operations, or financial condition. As such, we continue to enhance our infrastructure, monitor for threats, and evaluate our response capabilities as we deploy additional mobile and cloud technologies. Also refer to our discussion of material cybersecurity risks in the "Operational Risk Factors" section of Item 1A, *Risk Factors*, of this report.

Our Management and the Board of Directors provide significant oversight of cybersecurity risks. In May 2022, the Board expanded the Audit Committee’s charter to include cybersecurity and information technology readiness. In addition, the Audit Committee was renamed to the “Audit and Risk Committee” to more accurately align with its responsibility to assist the Board in overseeing our policies, program and related risks identified as part of the enterprise risk management framework and cybersecurity and information technology. Further enhancing our cybersecurity governance, in 2024, the Cybersecurity Subcommittee of the Audit and Risk Committee was formally established. This subcommittee generally meets on a quarterly basis and regularly reports to the Audit and Risk Committee, providing an additional layer of specialized oversight on cybersecurity matters.

The Audit and Risk Committee, its Cybersecurity Subcommittee, and management’s Cyber Governance Committee receive regular reports on our information security program, including top risks, strategy, controls, incident response plans, metrics, and training protocols. Reports are also shared with the full Board of Directors.

We maintain a cyber risk insurance policy, but costs related to cybersecurity threats or disruptions may not be fully insured. We acknowledge that successful cyberattacks could result in substantial costs, liability, reputational harm, and significant remediation expenses.

ITEM 2. PROPERTIES

Our principal corporate holding company headquarters is located at 200 East Randolph Street, Chicago, Illinois, where we currently occupy approximately 138,000 square feet of office space under a lease that expires in May 2032. Our regional headquarters for our Americas, EMEA and Asia Pacific businesses are located in Chicago, London and Singapore, respectively. We have 310 corporate offices worldwide located in most major cities and metropolitan areas as follows: 138 offices in 9 countries in the Americas (including 112 in the United States), 94 offices in 23 countries in EMEA, and 78 offices in 15 countries in Asia Pacific. In addition, we have on-site property and facility management offices, generally located within properties we manage, provided to us without cost.

ITEM 3. LEGAL PROCEEDINGS

We have contingent liabilities from various pending claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these matters are covered by insurance, including insurance provided through a wholly-owned captive insurance company, although they may nevertheless be subject to large deductibles or retentions, and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed for trading on the NYSE under the symbol "JLL." As of February 5, 2025, there were over 350 shareholders of record of our common stock and more than 150,000 additional street name holders whose shares were held of record by banks, brokers and other financial institutions.

Share Repurchases

During the year ended December 31, 2024, we repurchased 373,127 shares for $80.4 million, compared with 410,260 shares repurchased for $62.0 million in 2023.

The following table provides information about our purchases of equity securities that are registered by us pursuant to Section 12 of the Exchange Act during the quarter ended December 31, 2024:

Period	Total number of shares purchased	Weighted average price paid per share	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan (in millions)
October 1, 2024 - October 31, 2024	**25,155**	**$ 266.34**	**25,155**	
November 1, 2024 - November 30, 2024	**25,322**	**$ 268.45**	**25,322**	
December 1, 2024 - December 31, 2024	**24,768**	**$ 266.56**	**24,768**	**$ 1,013.2**
Total	**75,245**		**75,245**	

Dividends

We did not declare or pay any dividends in 2024 or 2023. Any future decision to declare and pay dividends remains subject to the discretion of our Board of Directors.

Transfer Agent

Computershare
P.O. Box 505000
Louisville, KY 40233

Equity Compensation Plan Information

For information regarding our equity compensation plans, including both shareholder approved plans and plans not approved by shareholders, see Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Comparison of Cumulative Total Shareholder Return

The following graph compares the cumulative 5-year total return to shareholders of JLL's common stock relative to the cumulative total returns of the S&P 500 Index, and a customized peer group comprising: 1) CBRE Group Inc. (CBRE), a global commercial real estate services company publicly traded in the U.S., 2) Cushman & Wakefield plc (CWK), a global commercial real estate services company publicly traded in the U.S., 3) Colliers International Group Inc. (CIGI), a global commercial real estate services company traded in the U.S., and 4) Savills plc (SVS.L), a real estate services company traded on the London Stock Exchange. The following graph assumes the value of the investment in JLL's common stock, the S&P 500 Index, and the peer group (including reinvestment of dividends) was $100 on December 31, 2019.



$250
$200
$150
$100
$50
$0
2019
2020
2021
2022
2023
2024
December 31,
Peer Groups
S&P 500
JLL

	December 31,					
	2019	2020	2021	2022	2023	2024
JLL	$ 100	$ 85	$ 154	$ 92	$ 108	**$ 145**
S&P 500	100	116	148	119	148	**182**
Peer Group	100	98	169	116	142	**194**

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains certain forward-looking statements generally identified by the words: anticipates, believes, estimates, expects, forecasts, plans, intends and other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, achievements, plans, and objectives to be materially different from any future results, performance, achievements, plans, and objectives expressed or implied by such forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements after Part IV, Item 15. Exhibits and Financial Statement Schedules.

We present our Management's Discussion and Analysis in the following sections:

(1) A summary of our critical accounting policies and estimates;

(2) Certain items affecting the comparability of results;

(3) Certain market and other risks we face;

(4) The results of our operations, first on a consolidated basis and then for each of our business segments; and

(5) Liquidity and capital resources.

In this Item, we discuss results for the years ended December 31, 2024 and 2023 and the comparison between these years. Discussions of results for the year ended December 31, 2022 and comparisons between 2023 and 2022 results can be found in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. The preparation of our financial statements requires management to make certain critical accounting estimates and judgments that impact (i) the stated amount of assets and liabilities, (ii) disclosure of contingent assets and liabilities as of the date of the financial statements and (iii) the reported amounts of revenue and expenses during the reporting periods. These accounting estimates are based on management's judgment. We consider them to be critical because of their significance to the financial statements and the possibility future events may differ from current judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts may differ from such estimated amounts, we believe such differences are not likely to be material. For additional detail regarding our critical accounting policies and estimates discussed below, see Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 8.

Revenue Recognition

We earn revenue from the following services (segments are bolded).

- **Markets Advisory**
  - Leasing
  - Property Management
  - Advisory, Consulting and Other
- **Capital Markets**
  - Investment Sales, Debt/Equity Advisory and Other
  - Loan Servicing
  - Value and Risk Advisory
- **Work Dynamics**
  - Workplace Management
  - Project Management
  - Portfolio Services and Other
- **JLL Technologies**
- **LaSalle**

Our services are generally earned and billed in the form of transaction commissions, advisory and management fees, and incentive fees. Some of the contractual terms related to the services we provide, and thus the revenue we recognize, can be complex, requiring us to make judgments about our performance obligations and the timing and extent of revenue to recognize. In addition, a significant portion of our revenue represents the reimbursement of costs we incur on behalf of clients.

Goodwill and Other Intangible Assets

Consistent with the services nature of the businesses we have acquired, the largest asset on the Consolidated Balance Sheets is goodwill. We do not amortize goodwill; instead, we evaluate goodwill for impairment at least annually, or as events or changes in circumstances indicate the carrying value may be impaired.

In addition, we may record intangible assets as a result of acquisitions, which are primarily composed of customer relationships, management contracts and customer backlog, and are amortized on a straight-line basis over their estimated useful lives. We generally use the income approach to determine fair value, which requires management to make significant estimates and assumptions. These estimates and assumptions primarily include discount rates, terminal growth rates, forecasts of revenue, operating income and capital expenditures. The discount rates reflect the risk factors, from the perspective of a market participant, associated with forecasts of cash flows. In addition, we establish an intangible upon closing on the sale of a mortgage loan we originated, concurrent with the retention of its servicing rights and amortize the intangible over the estimated period net servicing income is projected to be received.

Although we believe our intangible asset estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on the determination of the fair value of the identified intangible assets acquired. Judgment is also required in determining the useful life of a finite-lived intangible asset. We evaluate our identified intangibles for impairment at least annually, or as events or changes in circumstances indicate the carrying value may be impaired.

Investments

Substantially all of our investments are grouped within one of the following two categories.

First, we invest in certain real estate ventures that primarily own and operate commercial real estate, historically through co-investments in funds that LaSalle establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 10% of the respective ventures. We account for these investments at fair value or under the equity method of accounting.

Second, JLL Technologies invests in proptech funds and early to mid-stage companies to improve our strategic position within the real estate technology landscape, including investments through the JLL Spark Global Ventures Funds. We account for a majority of these investments at fair value. Certain investments are accounted for under the measurement alternative, defined as cost minus impairment.

Where applicable, we estimate fair value of our investments using the net asset value ("NAV") per share (or its equivalent) our investees provide. Critical inputs to NAV estimates include fund financial statements, valuations of the underlying real estate assets and borrowings, which incorporate investment-specific assumptions such as discount rates, capitalization rates, rental and expense growth rates and asset-specific market borrowing rates. In circumstances where the NAV provided by the investee has a reporting date different than ours or when the NAV is not calculated consistent with U.S. GAAP measurement principles, we adjust the NAV accordingly.

For JLL Technologies investments in proptech companies, we primarily estimate the fair value based on the per-share pricing. Subsequent funding rounds or changes in the companies' business strategy/outlook are indicators of a change in fair value. The fair value of certain investments is estimated using significant unobservable inputs which requires judgment due to the absence of market data. In determining the estimated fair value of these investments, we utilize appropriate valuation techniques including discounted cash flow analyses, scorecard method, Black-Scholes models and other methods as appropriate. Key inputs include projected cash flows, discount rates, peer group multiples and volatility.

For all investments reported at fair value, other than such investments where the measurement alternative has been elected, our investment is increased or decreased each reporting period by the difference between the fair value of the investment and the carrying value as of the balance sheet date. We reflect these fair value adjustments as gains or losses on the Consolidated Statements of Comprehensive Income within Equity earnings.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences attributable to (i) differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (ii) operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize into income the effect on deferred tax assets and liabilities of a change in tax rates in the period including the enactment date.

Because of the global and cross-border nature of our business, our corporate tax position is complex. We generally provide for taxes in each tax jurisdiction in which we operate based on local tax regulations and rules. Such taxes are provided on pre-tax earnings and include the provision for taxes on substantively all differences between financial statement amounts and amounts used in tax returns, excluding certain non-deductible items and permanent differences.

Our global effective tax rate is sensitive to the complexity of our operations as well as to changes in the mix of our geographic profitability. We evaluate our estimated effective tax rate on a quarterly basis to reflect forecast changes in our geographic mix of income and legislative actions on statutory tax rates.

Based on our historical experience and future business plans, we do not expect to repatriate our foreign source earnings to the U.S. As of December 31, 2024, we have therefore not provided for withholding tax, dividend distribution tax, capital gains taxes, or other taxes which could arise upon such distribution. We believe our policy of permanently reinvesting earnings of foreign subsidiaries does not significantly impact our liquidity.

We have established valuation allowances against deferred tax assets where expected future taxable income does not support their realization on a more-likely-than-not basis. We formally assess the likelihood of being able to utilize current tax losses in the future on a country-by-country basis, commensurate with the determination of each quarter's income tax provision. We establish or increase valuation allowances upon specific indications the carrying value of a tax asset may not be recoverable. Alternatively, we reduce valuation allowances upon (i) specific indications the carrying value of the related tax asset is more-likely-than-not recoverable or (ii) the implementation of tax planning strategies which allow an asset we previously determined to be not realizable to be viewed as realizable.

Estimations and judgments relevant to the determination of tax expense, assets, and liabilities require analysis of the tax environment and the future profitability, for tax purposes, of local statutory legal entities rather than business segments. Our statutory legal entity structure generally does not mirror the way we organize, manage, and report our business operations.

For example, the same legal entity may include Capital Markets, Work Dynamics and Markets Advisory businesses in a particular country.

In situations where we believe that there may be uncertainty with respect to the recognition of tax benefits, we provide reserves for those benefits. Changes to the amounts of our unrecognized tax benefits may occur as the result of ongoing operations, the outcomes of audits or other examinations by tax authorities, or the passing of statutes of limitations. We do not expect changes to our unrecognized tax benefits to have a significant impact on net income, the financial position, or the cash flows of JLL. We do not believe we have material tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

NEW ACCOUNTING STANDARDS

Refer to Note 2, Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements, included in Item 8.

ITEMS AFFECTING COMPARABILITY

Macroeconomic Conditions

Our results of operations and the variability of these results are significantly influenced by (i) macroeconomic trends, (ii) geopolitical environment, (iii) global and regional real estate markets and (iv) financial and credit markets. These macroeconomic and other conditions have had, and we expect will continue to have, a significant impact on the variability of our results of operations.

Acquisitions and Dispositions

The timing of acquisitions may impact the comparability of our results on a year-over-year basis. Our results include incremental revenues and expenses following the completion date of an acquisition. Relating to dispositions, comparable results will include the revenues and expenses of recent dispositions, and may also include gains (losses) on the disposition. In addition, there is generally an initial adverse impact on net income from an acquisition as a result of pre-acquisition due diligence expenditures, transaction/deal costs and post-acquisition integration costs, such as fees from third-party advisors engaged to assist with onboarding and process alignment, retention and severance expense, early lease termination costs, and other integration expenses. For dispositions, we may also incur such incremental costs during the disposition process and these costs could have an adverse impact on net income.

Transaction-Based Revenues and Equity Earnings

Transaction-based revenues are impacted by the size and timing of our clients' transactions. Such revenues include investment sales and other capital markets activities, agency and tenant representation leasing transactions, incentive fees, and other services/offerings, which increase the variability of the revenue we earn. Specifically for LaSalle, the magnitude and timing of recognition of incentive fees are driven by one or a combination of the following: changes in valuations of the underlying investments; dispositions of managed assets; and the contractual measurement periods with clients. The timing and the magnitude of transaction-based revenues can vary significantly from year to year and quarter to quarter, and also vary geographically.

Equity earnings may vary substantially from period to period for a variety of reasons, including as a result of (i) valuation increases (decreases) on investments reported at fair value, (ii) gains (losses) on asset dispositions and (iii) impairment charges. The timing of recognition of these items may impact comparability between quarters, in any one year, or compared to a prior year.

The comparability of these items can be seen in Note 3, Business Segments, of the Notes to Consolidated Financial Statements, included in Item 8, and is discussed further in Segment Operating Results included herein.

Foreign Currency

We conduct business using a variety of currencies, but we report our results in U.S. dollars. As a result, the volatility of currencies against the U.S. dollar may positively or negatively impact our results. This volatility can make it more difficult to perform period-to-period comparisons of the reported U.S. dollar results of operations because such results may indicate a rate of growth or decline that might not have been consistent with the real underlying rate of growth or decline in the local operations. Consequently, we provide information about the impact of foreign currencies in the period-to-period comparisons of the reported results of operations in our discussion and analysis of financial condition in the Results of Operations section below.

MARKET RISKS

The principal market risks we face due to the risk of loss arising from adverse changes in market rates and prices are:

- Interest rates on our unsecured credit facility (the "Facility"); and
- Foreign exchange risks.

In the normal course of business, we manage these risks through a variety of strategies, including hedging transactions using various derivative financial instruments such as foreign currency forward contracts. We enter into derivative instruments that are short-term in duration with high credit-quality counterparties and diversify our positions across such counterparties in order to reduce our exposure to credit losses. We do not enter into derivative transactions for trading or speculative purposes.

Interest Rates

We centrally manage our debt, considering investment opportunities and risks, tax consequences and overall financing strategies. Our overall interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We are primarily exposed to interest rate risk on our Facility, which had a maximum borrowing capacity of $3.30 billion as of December 31, 2024. The Facility consists of revolving credit available for working capital, investments, capital expenditures and acquisitions. We had $88.6 million of outstanding borrowings, net of debt issuance costs, under the Facility as of December 31, 2024. The Facility bears a variable rate of interest that fluctuates based on market rates.

In November 2023, we issued and sold $400.0 million of senior unsecured notes due December 2028 which bear interest at a fixed annual rate of 6.875%. Our €350.0 million face value of Euro Notes is split between €175.0 million due in June 2027 and €175.0 million due in June 2029, bearing interest at fixed annual rates of 1.96% and 2.21%, respectively. The issuance of the senior notes and Euro Notes at fixed interest rates has helped to limit our exposure to future movements in interest rates.

On June 27, 2024, we established a commercial paper program (the “Program”) in which we may issue up to $2.5 billion of short-term, unsecured and unsubordinated commercial paper notes at any time. We had $199.3 million of outstanding borrowings, net of debt issuance costs as of December 31, 2024. Our Program provides us with another source of short-term capital, which may help us mitigate interest rate risk.

We assess interest rate sensitivity to estimate the potential effect of rising interest rates on our variable rate debt. If interest rates were 50 basis points higher during 2024, Interest expense, net of interest income, would have been $6.9 million higher.

Foreign Exchange

Foreign exchange risk is the risk we will incur economic losses due to adverse changes in foreign currency exchange rates. Our revenue from outside of the U.S. approximated 39% and 41% of our total revenue for the years ended December 31, 2024 and 2023, respectively, as outlined in the table below. Operating in international markets means we are exposed to movements in foreign exchange rates, most significantly the British pound and the euro.

We mitigate our foreign currency exchange risk principally by (i) establishing local operations in the markets we serve and (ii) invoicing customers in the same currency as the source of the costs. The impact of translating expenses incurred in foreign currencies into U.S. dollars reduces the impact of translating revenue earned in foreign currencies into U.S. dollars. In addition, British pound and Singapore dollar expenses incurred as a result of our regional headquarters being located in London and Singapore, respectively, act as ongoing partial operational hedges against our translation exposures to those currencies.

We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany loan balances. Generally, the maturity of these contracts is less than 60 days. As of December 31, 2024, we had forward exchange contracts in effect with a gross notional value of $2.21 billion ($1.08 billion on a net basis). This corresponding net carrying gain is generally offset by a carrying loss in associated intercompany loans.

Although we operate globally, we report our results in U.S. dollars. As a result, the strengthening or weakening of the U.S. dollar in relation to currencies we are exposed to may positively or negatively impact our reported results. The following table sets forth the revenue derived from our most significant currencies.

	Year Ended December 31,			
($ in millions)	**2024**	**% of Total**	2023	% of Total
United States dollar	**$ 14,402.3**	**61.5 %**	$ 12,258.9	59.0 %
British pound	**1,773.5**	**7.6**	1,640.0	7.9
Euro	**1,464.9**	**6.3**	1,436.1	6.9
Australian dollar	**1,085.3**	**4.6**	1,036.9	5.0
Indian rupee	**823.8**	**3.5**	661.4	3.2
Canadian dollar	**612.6**	**2.6**	613.8	3.0
Hong Kong dollar	**567.1**	**2.4**	544.8	2.6
Chinese yuan	**488.1**	**2.1**	480.9	2.3
Singapore dollar	**447.3**	**1.9**	425.4	2.0
Japanese yen	**346.3**	**1.5**	286.6	1.4
Other currencies	**1,421.7**	**6.0**	1,376.0	6.7
Total revenue	**$ 23,432.9**	**100.0 %**	$ 20,760.8	100.0 %

Had British pound-to-U.S. dollar exchange rates been 10% higher throughout the course of 2024, we estimate our reported operating income would have increased by $6.6 million. Had euro-to-U.S. dollar exchange rates been 10% higher throughout the course of 2024, we estimate our reported operating income would have increased by $2.7 million. These hypothetical calculations estimate the impact of translating results into U.S. dollars and do not include an estimate of the impact a 10% increase in the U.S. dollar against other currencies would have on our foreign operations.

Seasonality

Historically, we have reported a relatively smaller revenue and profit in the first quarter with both measures increasing during each of the following three quarters. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar year end and the fact that certain expenses are constant throughout the year. Our seasonality excludes the recognition of investment-generated performance fees and realized and unrealized investment equity earnings and losses. Specifically, we recognize incentives fees when assets are sold or as a result of valuation increases in the portfolio, the timing of which may not be predictable or recurring. In addition, investment equity gains and losses are primarily dependent on underlying valuations, and the direction and magnitude of changes to such valuations are not predictable. Non-variable operating expenses, which we treat as expenses when incurred during the year, are relatively constant on a quarterly basis. Other factors may affect seasonality.

Inflation

Our operating expenses fluctuate with our revenue and general economic conditions, including inflation. However, we do not believe inflation had a material impact on our results of operations for the twelve months ended December 31, 2024.

RESULTS OF OPERATIONS

Definitions

- Assets under management data for LaSalle are reported on a one-quarter lag.
- "n.m.": not meaningful, represented by a percentage change of greater than 1,000%, favorable or unfavorable.
- We define "Resilient" revenue as (i) Property Management, within Markets Advisory, (ii) Value and Risk Advisory, and Loan Servicing, within Capital Markets, (iii) Workplace Management, within Work Dynamics, (iv) JLL Technologies and (v) Advisory Fees, within LaSalle.
- We define "Transactional" revenue as (i) Leasing and Advisory, Consulting and Other, within Markets Advisory, (ii) Investment Sales, Debt/Equity Advisory and Other, within Capital Markets, (iii) Project Management and Portfolio Services and Other, within Work Dynamics and (iv) Incentive fees and Transaction fees and other, within LaSalle.
- Gross contract costs represent certain costs associated with client-dedicated employees and third-party vendors and subcontractors and are directly or indirectly reimbursed through the fees we receive. These costs are presented on a gross basis in Operating expenses (with the corresponding fees in Revenue).

Year Ended December 31, 2024 compared with Year Ended December 31, 2023

($ in millions)	Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Markets Advisory	$ **4,500.7**	4,121.6	**379.1**	**9 %**	**9 %**
Capital Markets	**2,040.4**	1,778.0	**262.4**	**15**	**15**
Work Dynamics	**16,197.6**	14,131.1	**2,066.5**	**15**	**15**
JLL Technologies	**226.3**	246.4	**(20.1)**	**(8)**	**(8)**
LaSalle	**467.9**	483.7	**(15.8)**	**(3)**	**(2)**
Revenue	$ **23,432.9**	20,760.8	**2,672.1**	**13 %**	**13 %**
Platform compensation and benefits	$ **5,652.8**	5,310.4	**342.4**	**6 %**	**7 %**
Platform operating, administrative and other expenses	**1,242.1**	1,158.9	**83.2**	**7**	**7**
Depreciation and amortization	**255.8**	238.4	**17.4**	**7**	**7**
Total platform operating expenses	**7,150.7**	6,707.7	**443.0**	**7**	**7**
Gross contract costs	**15,391.0**	13,375.9	**2,015.1**	**15**	**15**
Restructuring and acquisition charges	**23.1**	100.7	**(77.6)**	**(77)**	**(77)**
Total operating expenses	$ **22,564.8**	20,184.3	**2,380.5**	**12 %**	**12 %**
Operating income	$ **868.1**	576.5	**291.6**	**51 %**	**54 %**
Equity losses	$ **(70.8)**	(194.1)	**123.3**	**64 %**	**64 %**
Net non-cash MSR and mortgage banking derivative activity	$ **(18.2)**	(18.2)	**—**	**— %**	**— %**
Adjusted EBITDA	$ **1,186.3**	938.4	**247.9**	**26 %**	**28 %**

Non-GAAP Financial Measures

Management uses certain non-GAAP financial measures to develop budgets and forecasts, measure and reward performance against those budgets and forecasts, and enhance comparability to prior periods. These measures are believed to be useful to investors and other external stakeholders as supplemental measures of core operating performance and include the following.

(i) Adjusted EBITDA attributable to common shareholders ("Adjusted EBITDA") and

(ii) Percentage changes against prior periods presented on a local currency basis.

However, non-GAAP financial measures should not be considered alternatives to measures determined in accordance with U.S. GAAP. Any measure that eliminates components of a company's capital structure, cost of operations or investments, or other results has limitations as a performance measure. In light of these limitations, management also considers U.S. GAAP financial measures and does not rely solely on non-GAAP financial measures. Because our non-GAAP financial measures are not calculated in accordance with U.S. GAAP, they may not be comparable to similarly titled measures used by other companies.

Effective January 1, 2024, we updated our definition of Adjusted EBITDA to exclude certain equity earnings/losses as further described below. Comparable periods have been recast to conform to the revised presentation.

Also effective with 2024 reporting, we no longer report the non-GAAP measures "Fee revenue" and "Fee-based operating expenses" following the conclusion of a comment letter from the Securities and Exchange Commission Staff in February 2024.

Adjustments to U.S. GAAP Financial Measures Used to Calculate non-GAAP Financial Measures

Net non-cash MSR and mortgage banking derivative activity consists of the balances presented within Revenue composed of (i) derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity and (ii) gains recognized from the retention of MSR upon origination and sale of mortgage loans, offset by (iii) amortization of MSR intangible assets over the period that net servicing income is projected to be received. Non-cash derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity are calculated as the estimated fair value of loan commitments and subsequent changes thereof, primarily represented by the estimated net cash flows associated with future servicing rights. MSR gains and corresponding MSR intangible assets are calculated as the present value of estimated net cash flows over the estimated mortgage servicing periods. The above activity is reported entirely within Revenue of the Capital Markets segment. Excluding net non-cash MSR and mortgage banking derivative activity reflects how we manage and evaluate performance because the excluded activity is non-cash in nature.

Restructuring and acquisition charges primarily consist of (i) severance and employment-related charges, including those related to external service providers, incurred in conjunction with a structural business shift, which can be represented by a notable change in headcount, change in leadership or transformation of business processes, (ii) acquisition, transaction and integration-related charges, including non-cash fair value adjustments to assets and liabilities recorded in purchase accounting such as earn-out liabilities and intangible assets and (iii) other restructuring, including lease exit charges. Such activity is excluded as the amounts are generally either non-cash in nature or the anticipated benefits from the expenditures would not likely be fully realized until future periods. Restructuring and acquisition charges are excluded from segment operating results and therefore not a line item in the segments' reconciliation to Adjusted EBITDA.

Gain/loss on disposition reflects the gain or loss recognized on the sale or disposition of businesses. Given the low frequency of business disposals by the company historically, the gain or loss directly associated with such activity is excluded as it is not considered indicative of core operating performance. In 2024, we did not recognize any gain or loss on disposition. In 2023, the $0.5 million net loss included $1.8 million of loss related to the disposition of a business in Markets Advisory, partially offset by a $1.3 million gain related to the disposition of a business in Markets Advisory and Capital Markets.

Interest on employee loans, net of forgiveness reflects interest accrued on employee loans less the amount of accrued interest forgiven. Certain employees (predominantly in Leasing and Capital Markets) receive cash payments structured as loans, with interest. Employees earn forgiveness of the loan based on performance, generally calculated as a percentage of revenue production. Such forgiven amounts are reflected in Compensation and benefits expense. Given the interest accrued on these employee loans and subsequent forgiveness are non-cash and the amounts perfectly offset over the life of the loan, the activity is not indicative of core operating performance and is excluded from non-GAAP measures.

Equity earnings/losses (JLL Technologies and LaSalle) primarily reflects valuation changes on investments reported at fair value. Investments reported at fair value are increased or decreased each reporting period by the change in the fair value of the investment. Where the measurement alternative has been elected, our investment is increased or decreased upon observable price changes. Such activity is excluded as the amounts are generally non-cash in nature and not indicative of core operating performance.

Note: Equity earnings/losses in the remaining segments represent the results of unconsolidated operating ventures (not investments), and therefore, the amounts are included in Adjusted EBITDA on both a segment and consolidated basis.

Credit losses on convertible note investments reflects credit impairments associated with pre-equity convertible note investments in early-stage proptech enterprises. Such losses are similar to the equity investment-related losses included in equity earnings/losses for JLL Technologies' investments and are therefore consistently excluded from adjusted measures.

Reconciliation of Non-GAAP Financial Measures

Below is a reconciliation of Net income attributable to common shareholders to Adjusted EBITDA.

	Year Ended December 31,	
(in millions)	**2024**	2023
Net income attributable to common shareholders	**$ 546.8**	225.4
Add:		
Interest expense, net of interest income	**136.9**	135.4
Income tax provision	**132.5**	25.7
Depreciation and amortization[(1)]	**252.0**	234.4
Adjustments:		
Restructuring and acquisition charges	**23.1**	100.7
Net loss (gain) on disposition	**—**	0.5
Net non-cash MSR and mortgage banking derivative activity	**18.2**	18.2
Interest on employee loans, net of forgiveness	**(5.9)**	(3.6)
Equity losses - JLL Technologies and LaSalle	**76.4**	201.7
Credit losses on convertible note investments	**6.3**	—
Adjusted EBITDA	**$ 1,186.3**	938.4

(1) This adjustment excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

In discussing our operating results, we report Adjusted EBITDA margins and refer to percentage changes in local currency, unless otherwise noted. Amounts presented on a local currency basis are calculated by translating the current period results of our foreign operations to U.S. dollars using the foreign currency exchange rates from the comparative period. We believe this methodology provides a framework for assessing performance and operations excluding the effect of foreign currency fluctuations.

The following table reflects the reconciliation to local currency amounts for consolidated (i) Revenue, (ii) Operating income and (iii) Adjusted EBITDA.

	Year Ended December 31,	
($ in millions)	**2024**	**% Change**
Revenue:		
At current period exchange rates	**$ 23,432.9**	**13 %**
Impact of change in exchange rates	**52.5**	**n/a**
At comparative period exchange rates	**$ 23,485.4**	**13 %**
Operating income:		
At current period exchange rates	**$ 868.1**	**51 %**
Impact of change in exchange rates	**17.2**	**n/a**
At comparative period exchange rates	**$ 885.3**	**54 %**
Adjusted EBITDA:		
At current period exchange rates	**$ 1,186.3**	**26 %**
Impact of change in exchange rates	**14.7**	**n/a**
At comparative period exchange rates	**$ 1,201.0**	**28 %**

Revenue

Consolidated revenue grew 13% and was broad-based across revenue types and most sub-segments. Resilient revenues grew 14% collectively, highlighted by Workplace Management, up 17%, and Property Management, up 8%. Growth in these businesses outpaced declines in LaSalle Advisory Fees, down 7%, and JLL Technologies, down 8%. Fueled by a strong second half of 2024, Transactional revenue increased 11% collectively, led by (i) Leasing, up 11%, (ii) Investment Sales, Debt/Equity Advisory and Other, up 20%, and (iii) Project Management, up 8%.

The following highlights Revenue by segment and type (Transactional versus Resilient), for the current and prior year ($ in millions). Refer to segment operating results for further detail.


Revenue by Segment
$25,000
$20,000
$15,000
$10,000
$5,000
$—
$20,761
$23,433
$4,122
$1,778
$14,131
$246
$484
$4,501
$2,040
$16,198
$226
$468
2023
2024
Markets Advisory
Capital Markets
Work Dynamics
JLL Technologies
LaSalle
Transactional vs
Resilient Revenue
Transactional
Resilient
$25,000
$20,000
$15,000
$10,000
$5,000
$—
$20,761
$23,433
$13,550
$7,211
$15,459
$7,974
2023
2024

Operating Expenses

Operating expenses increased 12% to $22.6 billion in 2024. Generally, the net increase in platform operating expenses was largely driven by growth in revenue-related expenses, partially offset by greater platform leverage. Gross contract costs also increased due to top-line performance. Refer to segment operating results for additional detail.

Restructuring and acquisition charges were lower in 2024, compared with 2023, primarily due to (i) an expense credit in the third quarter of 2024 associated with a reduction to an acquisition-related earn-out and (ii) lower employment-related costs over the full year as significant cost-out actions were executed in 2023. Refer to the following table for further detail.

(in millions)		Year Ended December 31, 2024	2023
Severance and other employment-related charges	$	**27.1**	62.1
Restructuring, pre-acquisition and post-acquisition charges		**28.6**	43.0
Fair value adjustments that resulted in a net decrease to earn-out liabilities from prior-period acquisition activity		**(32.6)**	(4.4)
Restructuring and acquisition charges	**$**	**23.1**	100.7

Interest Expense

Interest expense, net of interest income, for 2024 was $136.9 million, compared to $135.4 million in 2023. The average outstanding borrowings under our credit facilities and commercial paper program was $1,381.4 million this year, with an average effective interest rate of 5.9%, in 2024, compared with $1,875.9 million, also with an average effective interest rate of 5.9%, during 2023.

Equity Earnings (Losses)

The following details Equity losses by relevant segment. Refer to the segment discussions for additional details.

	Year Ended December 31,		
(in millions)		**2024**	2023
JLL Technologies	**$**	**(53.8)**	(177.0)
LaSalle		**(22.6)**	(24.7)
Other		**5.6**	7.6
Equity losses	**$**	**(70.8)**	(194.1)

Income Taxes

The provision for income taxes was $132.5 million and $25.7 million for the years ended December 31, 2024 and 2023, respectively, representing effective tax rates ("ETR") of 19.5% and 10.2%, respectively. The meaningfully lower ETR in 2023 was primarily attributable to the significantly lower pre-tax earnings (compared to 2024) as well as the geographic mix of income. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 8, Income Taxes, of the Notes to Consolidated Financial Statements, included in Item 8, for a further discussion of our effective tax rate.

Net Income and Adjusted EBITDA

Net income attributable to common shareholders was $546.8 million for the year, or $11.30 per diluted common share, compared with $225.4 million for 2023, or $4.67 per diluted common share. Adjusted EBITDA increased 28% from the prior year to $1,186.3 million in 2024.

Adjusted EBITDA expansion was primarily attributable to (i) higher revenues, both Transactional and certain Resilient revenue streams, including Workplace Management within Work Dynamics, and (ii) cost discipline and enhanced platform leverage. These drivers notably outpaced the $19.5 million expense associated with the Fannie Mae loan repurchase and the $18.1 million impact associated with an outsized prior-year actuarial benefit. Refer to the segment performance highlights for additional detail.

Segment Operating Results

We manage and report our operations as five business segments: Markets Advisory, Capital Markets, Work Dynamics, JLL Technologies and LaSalle. Markets Advisory offers a wide range of real estate services, including agency leasing and tenant representation, property management, and advisory and consulting services. Our Capital Markets service offerings include investment sales, debt and equity advisory, value and risk advisory, and loan servicing. Our Work Dynamics business provides a broad suite of integrated services to occupiers of real estate, including facility and project management, as well as portfolio and other services. We consider "Property Management" to be services provided to non-occupying property investors and "Workplace Management" to be services provided to facility occupiers. Our JLL Technologies segment offers software products, solutions and services, while LaSalle provides investment management services on a global basis to institutional investors and high-net-worth individuals.

Segment operating expenses comprise Gross contract costs and Segment platform operating expenses, which includes Platform compensation and benefits; Platform operating, administrative and other expenses; and Depreciation and amortization. Our measure of segment results excludes Restructuring and acquisition charges.

Markets Advisory

($ in millions)		Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Leasing	*$*	***2,596.2***	*2,343.6*	***252.6***	***11 %***	***11 %***
Property Management		***1,795.1***	*1,675.1*	***120.0***	*7*	***8***
Advisory, Consulting and Other		***109.4***	*102.9*	***6.5***	***6***	*7*
Revenue	**$**	**4,500.7**	4,121.6	**379.1**	**9 %**	**9 %**
Platform compensation and benefits	$	**2,309.2**	2,178.2	**131.0**	**6%**	**6%**
Platform operating, administrative and other		**371.9**	368.3	**3.6**	**1**	**1**
Depreciation and amortization		**70.0**	69.6	**0.4**	**1**	**1**
Segment platform operating expenses		**2,751.1**	2,616.1	**135.0**	**5**	**5**
Gross contract costs		**1,269.6**	1,153.6	**116.0**	**10**	**11**
Segment operating expenses	**$**	**4,020.7**	3,769.7	**251.0**	**7 %**	**7 %**
Equity earnings (losses)	**$**	**0.7**	(0.5)	**1.2**	**240 %**	**227 %**
Adjusted EBITDA	**$**	**547.6**	416.6	**131.0**	**31 %**	**31 %**

The broad-based increase in Markets Advisory revenue was primarily driven by Leasing and led by the office sector. Many geographies achieved double-digit Leasing revenue growth, most notably the U.S., India and the UK. In addition, the number of large Leasing deals (where JLL has a greater presence) increased over the prior year in nearly all asset classes. Property Management revenue growth for the year was led by expansions in the U.S. and several countries in Asia Pacific, largely due to greater pass-through costs (i.e., Gross contract costs), as management fees increased low single-digits.

The increase in Segment platform operating expenses was driven by higher commissions, partially offset by greater platform leverage.

Higher Adjusted EBITDA was driven by transactional revenue growth, which outpaced the expense increased described above.

Capital Markets

($ in millions)		Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Investment Sales, Debt/Equity Advisory and Other	*$*	***1,506.2***	*1,261.6*	***244.6***	***19 %***	***20 %***
Value and Risk Advisory		***373.0***	*363.8*	***9.2***	***3***	***3***
Loan Servicing		***161.2***	*152.6*	***8.6***	***6***	***6***
Revenue	**$**	**2,040.4**	1,778.0	**262.4**	**15 %**	**15 %**
Platform compensation and benefits	**$**	**1,491.9**	1,337.7	**154.2**	**12%**	**12%**
Platform operating, administrative and other		**278.4**	246.1	**32.3**	**13**	**13**
Depreciation and amortization		**66.8**	65.6	**1.2**	**2**	**2**
Segment platform operating expenses		**1,837.1**	1,649.4	**187.7**	**11**	**11**
Gross contract costs		**48.6**	47.5	**1.1**	**2**	**3**
Segment operating expenses	**$**	**1,885.7**	1,696.9	**188.8**	**11 %**	**11 %**
Equity earnings	**$**	**2.7**	6.7	**(4.0)**	**(60)%**	**(59)%**
Net non-cash MSR and mortgage banking derivative activity	**$**	**(18.2)**	(18.2)	**—**	**—%**	**—%**
Adjusted EBITDA	**$**	**244.4**	173.1	**71.3**	**41 %**	**42 %**

Capital Markets top-line results were driven by Investment Sales, Debt/Equity Advisory and Other as investor sentiment and increasing interest rate stability supported year-over-year accelerated activity. Both investment sales and debt advisory achieved double-digit growth across most geographies. Investment sales in the U.S. grew 30%, outperforming the broader market for U.S. investment sales, which grew 12% according to JLL Research.

The increase in Segment platform operating expenses was driven by (i) higher commissions, correlated to revenue growth, (ii) the $19.5 million adverse impact associated with the August repurchase of a Fannie Mae loan and (iii) $5.1 million higher non-cash expense attributable to the year-over-year change in loan loss credit reserves.

The Adjusted EBITDA improvement was largely attributable to transactional revenue growth, together with cost discipline, tempered by the expense drivers described above.

Work Dynamics

($ in millions)		Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Workplace Management	*$*	***12,529.7***	*10,706.2*	***1,823.5***	***17 %***	***17 %***
Project Management		***3,151.9***	*2,924.8*	***227.1***	***8***	***8***
Portfolio Services and Other		***516.0***	*500.1*	***15.9***	***3***	***3***
Revenue	$	**16,197.6**	14,131.1	**2,066.5**	**15 %**	**15 %**
Platform compensation and benefits	$	**1,385.8**	1,305.1	**80.7**	**6%**	**6%**
Platform operating, administrative and other		**467.8**	431.6	**36.2**	**8**	**9**
Depreciation and amortization		**91.1**	79.2	**11.9**	**15**	**15**
Segment platform operating expenses		**1,944.7**	1,815.9	**128.8**	**7**	**7**
Gross contract costs		**14,029.9**	12,131.4	**1,898.5**	**16**	**16**
Segment operating expenses	$	**15,974.6**	13,947.3	**2,027.3**	**15 %**	**15 %**
Equity earnings	$	**2.2**	1.4	**0.8**	**57 %**	**58 %**
Adjusted EBITDA	$	**316.3**	264.0	**52.3**	**20 %**	**20 %**

Work Dynamics revenue growth was led by continued strong performance in Workplace Management, largely from a balanced mix of client wins and mandate expansions, as well as incremental pass-through costs in the United States. Project Management revenue performance varied across geographies given shifts in business mix as management fees increased in the mid-single digits, supplemented by higher pass-through costs.

The increase in Segment platform operating expenses was driven by (i) a nearly $13 million lower actuarial benefit associated with U.S. medical self-insurance compared to the prior year, (ii) higher U.S. state gross receipt tax expense reported in the third quarter of 2024 and (iii) incremental investments in our platform (including technology and artificial intelligence capabilities).

Adjusted EBITDA growth was driven by top-line performance, which more than overcame the incremental expenses described above.

JLL Technologies

($ in millions)	Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Revenue	**$ 226.3**	246.4	**(20.1)**	**(8)%**	**(8)%**
Platform compensation and benefits[1]	**$ 197.0**	200.7	**(3.7)**	**(2%)**	**(2%)**
Platform operating, administrative and other	**54.2**	50.3	**3.9**	**8**	**8**
Depreciation and amortization	**19.4**	15.9	**3.5**	**22**	**22**
Segment platform operating expenses	**270.6**	266.9	**3.7**	**1**	**1**
Gross contract costs	**5.5**	14.5	**(9.0)**	**(62)**	**(62)**
Segment operating expenses	**$ 276.1**	281.4	**(5.3)**	**(2)%**	**(2)%**
Adjusted EBITDA[2]	**$ (22.3)**	(19.1)	**(3.2)**	**(17)%**	**(15)%**
Equity losses	**$ (53.8)**	(177.0)	**123.2**	**70 %**	**70 %**

(1) Included in Compensation and benefits expenses for JLL Technologies is carried interest expense of $2.7 million for the twelve months ended December 31, 2024, and carried interest benefit of $13.8 million for the twelve months ended December 31, 2023. Carried interest expense (benefit) is associated with equity earnings/losses on Spark Venture Funds investments.
(2) Adjusted EBITDA excludes Equity losses for JLL Technologies.

The decrease in JLL Technologies revenue was due to lower contract signings in technology solutions over the past year, partially offset by modest growth in software services.

The net increase in Segment platform operating expenses was largely driven by a $16.5 million year-over-year difference associated with carried interest expense (given incremental expense in 2024 compared with a reduction in carried interest in 2023), largely offset by the impact of cost discipline and improved operating efficiency achieved over the past year.

The decline in Adjusted EBITDA was attributable to the revenue and expense drivers described above.

Lower equity losses in 2024 were attributable to modest valuation increases across several investments, offset by less significant valuation declines compared with 2023.

LaSalle

($ in millions)		Year Ended December 31, 2024	2023	Change in U.S. dollars		% Change in Local Currency
Advisory fees	*$*	***373.8***	*406.2*	***(32.4)***	***(8) %***	***(7) %***
Transaction fees and other		***33.5***	*30.0*	***3.5***	***12***	***14***
Incentive fees		***60.6***	*47.5*	***13.1***	***28***	***36***
Revenue	**$**	**467.9**	483.7	**(15.8)**	**(3)%**	**(2)%**
Platform compensation and benefits	**$**	**268.9**	288.7	**(19.8)**	**(7)%**	**(6)%**
Platform operating, administrative and other		**69.8**	62.6	**7.2**	**12**	**11**
Depreciation and amortization		**8.5**	8.1	**0.4**	**5**	**5**
Segment platform operating expenses		**347.2**	359.4	**(12.2)**	**(3)**	**(3)**
Gross contract costs		**37.4**	28.9	**8.5**	**29**	**30**
Segment operating expenses	**$**	**384.6**	388.3	**(3.7)**	**(1)%**	**— %**
Adjusted EBITDA [1]	**$**	**100.3**	103.8	**(3.5)**	**(3)%**	**1 %**
Equity losses	**$**	**(22.6)**	(24.7)	**2.1**	**9 %**	**9 %**

(1) Adjusted EBITDA excludes Equity losses for LaSalle.

The decrease in revenue was driven by lower advisory fees, which reflected (i) reduced fees in Europe as a result of structural changes to a lower-margin business and (ii) declines in AUM over the trailing twelve months. The decrease in advisory fees was largely offset by higher incentive fees, in particular those earned in the fourth quarter of 2024 from asset dispositions on behalf of clients in Asia Pacific.

Lower Segment platform operating expenses reflected (i) lower variable incentive compensation expense as a result of decreased revenue and (ii) the 2024 benefit of cost management actions. These decreases were partially offset by a few discrete, individually immaterial expense items.

Adjusted EBITDA was flat compared to the prior year, reflecting the lower revenues offset by the expense drivers noted above and an $8.2 million gain recognized in the second quarter of 2024 following the purchase of a controlling interest in a LaSalle-managed fund.

Net equity losses were lower in 2024 as LaSalle reported equity earnings for the fourth-quarter, as valuation movements in AUM continue to stabilize. The fourth quarter of 2024 was the first quarter since mid-2022 with positive equity earnings, reflecting greater stabilization of underlying valuations.

In 2024, AUM decreased nominally in USD (3% in local currency). Changes in AUM are detailed below (in billions):

Beginning balance (December 31, 2023)	**$**	**89.0**
Asset acquisitions/takeovers		4.6
Asset dispositions/withdrawals		(5.3)
Valuation changes		(1.3)
Foreign currency translation		2.4
Change in uncalled committed capital and cash held		(0.6)
Ending balance (December 31, 2024)	**$**	**88.8**

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities

Operating activities provided $785.3 million of cash in 2024, compared with $575.8 million provided in 2023. Improved cash flow performance was primarily driven by (i) higher cash provided by earnings, (ii) higher commission and bonus accruals (versus payments made) and (iii) improvements in Net reimbursables. These were partially offset by an increase in receivables associated with revenue growth, $126.4 million of higher cash taxes paid, and the August 2024 loan repurchase from Fannie Mae.

Cash Flows from Investing Activities

We used $316.8 million of cash for investing activities during 2024, compared with $290.4 million used in 2023. Net cash outflow increased in 2024 due to higher business acquisition volumes in the current year, partially offset by lower investment activity within JLL Technologies and LaSalle. We discuss key drivers, along with other investing activities, individually below in further detail.

Cash Flows from Financing Activities

Financing activities used $451.2 million of cash during 2024, compared with $374.3 million used during 2023. This change resulted from a net year-over-year decrease in debt outstanding, as cash provided by earnings was higher in 2024. We discuss the key components of our financing activity below in further detail.

Debt

On June 27, 2024, we established a commercial paper program (the “Program”) in which we may issue up to $2.5 billion of short-term, unsecured and unsubordinated commercial paper notes at any time, under the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Our $3.3 billion Facility matures on November 3, 2028, and bears a variable interest rate. Outstanding borrowings, including the balance of the Facility, Short-term borrowings (financing lease obligations, overdrawn bank accounts and local overdraft facilities) and the balance outstanding under the Program are presented below.

	December 31,		
(in millions)		**2024**	2023
Outstanding borrowings under the Facility	$	**100.0**	625.0
Short-term borrowings		**153.8**	147.9
Outstanding commercial paper		**200.0**	—

In addition to our Facility, we had the capacity to borrow up to $42.5 million under local overdraft facilities as of December 31, 2024.

The following table provides additional information on our Facility, commercial paper, and our uncommitted credit agreement ("Uncommitted Facility"), which allows for discretionary short-term liquidity of up to $400.0 million, collectively.

	Year Ended December 31,		
($ in millions)		**2024**	2023
Average outstanding borrowings	$	**1,381.4**	1,875.9
Average effective interest rate		**5.9 %**	5.9 %

As of December 31, 2024, we had €350.0 million of Euro Notes, evenly divided between maturities of June 2027 (with a fixed interest rate of 1.96%) and June 2029 (with a fixed interest rate of 2.21%). During 2023, we issued $400.0 million of Senior Notes due December 2028 with a fixed interest rate of 6.875% and used the proceeds to pay down our Facility.

We will continue to use the Facility for working capital needs (including payment of accrued incentive compensation), co-investment activities, share repurchases, capital expenditures and acquisitions.

Refer to Note 10, Debt in the Notes to Consolidated Financial Statements, included in Item 8, for additional information on our debt.

Investment Activity

As of December 31, 2024, we had a carrying value of $812.7 million in Investments, primarily related to investments by JLL Technologies in early to mid-stage proptech companies and proptech funds as well as LaSalle co-investments. In 2024 and 2023, funding of investments exceeded returns of capital by $69.4 million and $85.7 million, respectively. We expect continued investments by JLL Technologies as well as strategic co-investment opportunities with our investment management clients globally as co-investment remains an important foundation to the continued growth of LaSalle's business.

We have unfunded capital commitments to investment vehicles and direct investments totaling a maximum of $299.6 million as of December 31, 2024.

See Note 5, Investments, of the Notes to Consolidated Financial Statements, included in Item 8, for additional information on our investment activity.

Share Repurchase and Dividend Programs

In February 2022, our Board of Directors authorized an additional $1.5 billion for the repurchase of our common stock in the open market and privately negotiated transactions. As of December 31, 2024, $1,013.2 million remained authorized for repurchases under our repurchase program. The following table outlines share repurchase activity for the last two years.

	Year Ended December 31,	
($ in millions)	**2024**	2023
Total number of shares repurchased (in 000's)	**373.1**	410.3
Total paid for shares repurchased	**$ 80.4**	62.0

Capital Expenditures

Capital expenditures were $185.5 million and $186.9 million in 2024 and 2023, respectively. Expenditures in both years were primarily related to office leasehold improvements, hardware and purchased/developed software.

Business Acquisitions

In 2024, we paid $69.7 million for business acquisitions. This included $62.3 million of payments relating to acquisitions that closed in 2024 and $7.4 million for deferred business acquisition and earn-out obligations related to acquisitions completed in prior years, which are primarily reflected in cash flows from financing activities.

Terms for our acquisitions have typically included cash paid at closing with provisions for additional consideration and earn-out payments subject to certain contract provisions and performance. Deferred business acquisition obligations totaled $20.8 million and $13.2 million on the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. These obligations represent the current discounted values of payments to sellers of businesses for which our acquisition has closed as of the balance sheet dates and for which the only remaining condition on those payments is the passage of time. As of December 31, 2024, we had the potential to make earn-out payments on 13 acquisitions subject to the achievement of certain performance conditions, representing $35.8 million accrued for potential earn-out payments, of a potential maximum of $108.0 million (undiscounted). These earn-outs will come due at various times over the next five years, assuming the achievement of the applicable performance conditions.

We will continue to consider acquisitions we believe will strengthen our market position, increase our profitability and supplement our organic growth.

Refer to Note 4, Business Combinations, Goodwill and Other Intangible Assets, of the Notes to the Consolidated Financial Statements, included in Item 8, for further information on business acquisitions.

Repatriation of Foreign Earnings

Based on our historical experience and future business plans, we do not expect to repatriate our foreign source earnings to the U.S. We believe our policy of permanently reinvesting earnings of foreign subsidiaries does not significantly impact our liquidity. As of December 31, 2024 and 2023, we had total cash and cash equivalents of $416.3 million and $410.0 million, respectively, of which $314.4 million and $310.1 million, respectively, was held by our foreign subsidiaries.

Leases

Our lease obligations primarily consist of operating leases of office space in various buildings for our own use as well as operating leases for equipment. The total minimum rentals to be received in the future as sublessor under noncancelable operating subleases as of December 31, 2024 was $38.3 million.

Refer to Note 11, Leases, of the Notes to the Consolidated Financial Statements, included in Item 8, for further information on our lease obligations.

Deferred Compensation

Deferred compensation obligations are inclusive of amounts attributable to service conditions satisfied as of December 31, 2024, as well as service conditions expected to be satisfied in future periods. We invest directly in insurance contracts which yield returns to fund these deferred compensation obligations. These plans allow employees and members of our Board of Directors to defer portions of their compensation, and plan balances predominantly relate to U.S. employees. We recognize an asset for the amount that could be realized under these insurance contracts at the balance sheet date, and the deferred compensation obligation is adjusted to reflect the changes in the fair value of the amount owed to the employees. The timing of payments to employees is, in part, dependent on their employment with JLL and, therefore, cannot be determined with precision.

Refer to the Consolidated Balance Sheets, of the Consolidated Financial Statements, and Note 9, Fair Value Measurements, of the Notes to the Consolidated Financial Statements, included in Item 8, for further information on our deferred compensation.

Defined Benefit Plans

The defined benefit plan obligations represent estimates of the expected benefits to be paid out by our defined benefit plans. We will fund these obligations from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments, JLL will fund the remaining obligations. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require. We expect to contribute $0.5 million to our defined benefit pension plans in 2025. As payments to recipients are based on their retirement date, age and other factors, we cannot determine the timing of such payments with precision.

Refer to Note 7, Retirement Plans, of the Notes to the Consolidated Financial Statements, included in Item 8, for further information on our defined benefit plans.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risk is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market Risks" and is incorporated by reference herein.

Disclosure of Limitations

As the information presented above includes only those exposures that exist as of December 31, 2024, it does not consider those exposures or positions which could arise after that date. The information we present has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate and foreign currency fluctuations will depend on the exposures that arise during the applicable period, the hedging strategies at the time, and interest and foreign currency rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements **Page**

JONES LANG LASALLE INCORPORATED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Jones Lang LaSalle Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jones Lang LaSalle Incorporated and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over income taxes

As described in Notes 2 and 8 to the consolidated financial statements, the Company recorded a provision for income taxes of $132.5 million for the year ended December 31, 2024 based on local tax rules and regulations for the tax jurisdictions in which they operate. The Company has operations which constitute a taxable income presence in over 90 countries or other taxable jurisdictions outside of the U.S.

We identified the evaluation of the sufficiency of audit evidence over income tax expense as a critical audit matter. The Company's global tax structure adds complexity that required subjective auditor judgment to evaluate the sufficiency of audit evidence obtained. This required the involvement of federal and international tax professionals with specialized skills and knowledge, in order to assess the nature and extent of procedures performed in relation to the amounts recorded and disclosed in the consolidated financial statements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process, including controls over the amounts recorded. We applied auditor judgment to determine the nature and extent of procedures to be performed over income tax expense. For certain taxing jurisdictions, we analyzed supporting documentation for the provision for income taxes. In addition, we involved tax professionals with specialized skills and knowledge who evaluated certain of the Company's interpretations and applications of the tax rules and regulations. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed over income tax expense, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 1988.

Chicago, Illinois
February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Jones Lang LaSalle Incorporated:

Opinion on Internal Control Over Financial Reporting

We have audited Jones Lang LaSalle Incorporated and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chicago, Illinois
February 19, 2025

JONES LANG LASALLE INCORPORATED
CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)		December 31, 2024	2023
Assets			
Current assets:			
Cash and cash equivalents	$	**416.3**	410.0
Trade receivables, net of allowance of $60.8 and $70.7		**2,153.5**	2,095.8
Notes and other receivables		**456.9**	446.4
Reimbursable receivables		**2,695.0**	2,321.7
Warehouse receivables		**770.7**	677.4
Short-term contract assets, net of allowance of $1.6 and $1.6		**334.8**	338.3
Restricted cash, prepaid and other		**651.3**	567.4
Total current assets		**7,478.5**	6,857.0
Property and equipment, net of accumulated depreciation of $1,161.6 and $1,039.1		**598.1**	613.9
Operating lease right-of-use assets		**743.1**	730.9
Goodwill		**4,611.3**	4,587.4
Identified intangibles, net of accumulated amortization of $670.8 and $563.0		**724.1**	785.0
Investments, including $742.0 and $740.8 at fair value		**812.7**	816.6
Long-term receivables		**394.7**	363.8
Deferred tax assets, net		**518.2**	497.4
Deferred compensation plan		**664.0**	604.3
Other		**219.1**	208.5
Total assets	$	**16,763.8**	16,064.8
Liabilities and Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$	**1,322.7**	1,406.7
Reimbursable payables		**2,176.3**	1,796.9
Accrued compensation and benefits		**1,768.5**	1,698.3
Short-term borrowings		**153.8**	147.9
Commercial paper, net of debt issuance costs of $0.7 and $—		**199.3**	—
Short-term contract liabilities and deferred income		**203.8**	226.4
Warehouse facilities		**841.0**	662.7
Short-term operating lease liabilities		**157.2**	161.9
Other		**321.9**	345.3
Total current liabilities		**7,144.5**	6,446.1
Credit facility, net of debt issuance costs of $11.4 and $14.4		**88.6**	610.6
Long-term debt, net of debt issuance costs of $6.4 and $8.1		**756.7**	779.3
Deferred tax liabilities, net		**45.6**	44.8
Deferred compensation		**665.4**	580.0
Long-term operating lease liabilities		**748.8**	754.5
Other		**419.1**	439.6
Total liabilities		**9,868.7**	9,654.9
Company shareholders' equity:			
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 52,120,548 and 52,120,548 shares issued; 47,415,584 and 47,509,750 outstanding		**0.5**	0.5
Additional paid-in capital		**2,032.7**	2,019.7
Retained earnings		**6,334.9**	5,795.6
Treasury stock, at cost, 4,704,964 and 4,610,798 shares		**(937.9)**	(920.1)
Shares held in trust		**(11.8)**	(10.4)
Accumulated other comprehensive loss		**(646.9)**	(591.5)
Total Company shareholders' equity		**6,771.5**	6,293.8
Noncontrolling interest		**123.6**	116.1
Total equity		**6,895.1**	6,409.9
Total liabilities and equity	$	**16,763.8**	16,064.8

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,		
(in millions, except share and per share data)		**2024**	2023	2022
Revenue	$	**23,432.9**	20,760.8	20,862.1
Operating expenses:				
Compensation and benefits	$	**10,994.7**	9,770.7	10,010.8
Operating, administrative and other		**11,291.2**	10,074.5	9,650.3
Depreciation and amortization		**255.8**	238.4	228.1
Restructuring and acquisition charges		**23.1**	100.7	104.8
Total operating expenses	$	**22,564.8**	20,184.3	19,994.0
Operating income	$	**868.1**	576.5	868.1
Interest expense, net of interest income		**136.9**	135.4	75.2
Equity (losses) earnings		**(70.8)**	(194.1)	51.0
Other income		**18.9**	4.9	150.3
Income before income taxes and noncontrolling interest		**679.3**	251.9	994.2
Income tax provision		**132.5**	25.7	200.8
Net income		**546.8**	226.2	793.4
Net income attributable to noncontrolling interest		**—**	0.8	138.9
Net income attributable to common shareholders	$	**546.8**	225.4	654.5
Basic earnings per common share	$	**11.51**	4.73	13.51
Basic weighted average shares outstanding (in 000's)		**47,493**	47,628	48,453
Diluted earnings per common share	$	**11.30**	4.67	13.27
Diluted weighted average shares outstanding (in 000's)		**48,372**	48,288	49,341
Net income attributable to common shareholders	$	**546.8**	225.4	654.5
Change in pension liabilities, net of tax		**8.3**	0.4	(21.5)
Foreign currency translation adjustments		**(63.7)**	56.3	(231.3)
Comprehensive income attributable to common shareholders	$	**491.4**	282.1	401.7

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Company Shareholders' Equity								
	Common Stock		Additional		Shares				
(in millions, except share and per share data)	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Held in Trust	Treasury Stock	AOCI(1)	NCI(2)	Total Equity
December 31, 2021	50,024,139	$ 0.5	2,053.7	4,937.6	(5.2)	(406.3)	(395.4)	228.5	$ 6,413.4
Net income(3)	—	—	—	654.5	—	—	—	139.2	793.7
Vesting of shares related to equity compensation plans, net of amounts withheld for payment of taxes	406,085	—	(116.9)	(1.7)	—	72.9	—	—	(45.7)
Stock-based compensation	—	—	85.8	—	—	—	—	—	85.8
Shares held in trust	—	—	—	—	(4.6)	—	—	—	(4.6)
Repurchase of common stock	(2,922,466)	—	—	—	—	(601.2)	—	—	(601.2)
Change in pension liabilities, net of tax	—	—	—	—	—	—	(21.5)	—	(21.5)
Foreign currency translation adjustments	—	—	—	—	—	—	(231.3)	—	(231.3)
Deconsolidation of variable interest entity	—	—	—	—	—	—	—	(113.9)	(113.9)
Net decrease in amounts attributable to noncontrolling interest	—	—	—	—	—	—	—	(132.2)	(132.2)
December 31, 2022	47,507,758	$ 0.5	2,022.6	5,590.4	(9.8)	(934.6)	(648.2)	121.6	$ 6,142.5
Net income(3)	—	—	—	225.4	—	—	—	1.0	226.4
Vesting of shares related to equity compensation plans, net of amounts withheld for payment of taxes	374,191	—	(84.0)	(20.2)	—	76.1	—	—	(28.1)
Stock-based compensation	—	—	78.3	—	—	—	—	—	78.3
Shares held in trust	—	—	—	—	(0.6)	—	—	—	(0.6)
Repurchase of common stock	(372,199)	—	—	—	—	(61.6)	—	—	(61.6)
Change in pension liabilities, net of tax	—	—	—	—	—	—	0.4	—	0.4
Foreign currency translation adjustments	—	—	—	—	—	—	56.3	—	56.3
Net decrease in amounts due to noncontrolling interest	—	—	—	—	—	—	—	(6.5)	(6.5)
Redemption of redeemable noncontrolling interest	—	—	2.8	—	—	—	—	—	2.8
December 31, 2023	47,509,750	$ 0.5	2,019.7	5,795.6	(10.4)	(920.1)	(591.5)	116.1	$ 6,409.9
Net income	**—**	**—**	**—**	**546.8**	**—**	**—**	**—**	**—**	**546.8**
Vesting of shares related to equity compensation plans, net of amounts withheld for payment of taxes	**317,022**	**—**	**(84.4)**	**(7.5)**	**—**	**62.9**	**—**	**—**	**(29.0)**
Stock-based compensation	**—**	**—**	**97.4**	**—**	**—**	**—**	**—**	**—**	**97.4**
Shares held in trust	**—**	**—**	**—**	**—**	**(1.4)**	**—**	**—**	**—**	**(1.4)**
Repurchase of common stock	**(411,188)**	**—**	**—**	**—**	**—**	**(80.7)**	**—**	**—**	**(80.7)**
Change in pension liabilities, net of tax	**—**	**—**	**—**	**—**	**—**	**—**	**8.3**	**—**	**8.3**
Foreign currency translation adjustments	**—**	**—**	**—**	**—**	**—**	**—**	**(63.7)**	**—**	**(63.7)**
Net increase in amounts due to noncontrolling interest	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**7.5**	**7.5**
December 31, 2024	**47,415,584**	**$ 0.5**	**2,032.7**	**6,334.9**	**(11.8)**	**(937.9)**	**(646.9)**	**123.6**	**$ 6,895.1**

(1) AOCI: Accumulated other comprehensive income (loss)

(2) NCI: Noncontrolling interest

(3) Excludes net loss attributable to redeemable noncontrolling interest of $0.2 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOW

(in millions)		Year Ended December 31, 2024	2023	2022
Cash flows from operating activities:				
Net income	$	**546.8**	226.2	793.4
Reconciliation of net income to net cash provided by operating activities:				
Depreciation and amortization		**255.8**	238.4	228.1
Equity losses (earnings)		**70.8**	194.1	(51.0)
Net loss (gain) on the disposition of assets		**—**	0.5	(133.9)
Distributions of earnings from investments		**17.7**	12.4	21.2
Provision for loss on receivables and other assets		**38.0**	20.3	27.0
Amortization of stock-based compensation		**97.4**	78.3	85.8
Net non-cash mortgage servicing rights and mortgage banking derivative activity		**18.2**	18.2	(11.0)
Accretion of interest and amortization of debt issuance costs		**5.5**	4.3	4.8
Other, net		**0.1**	17.5	5.9
Change in:				
Receivables		**(207.9)**	11.1	(291.3)
Reimbursable receivables and reimbursable payables		**(4.6)**	(93.3)	(52.2)
Prepaid expenses and other assets		**(81.6)**	(24.0)	39.9
Income taxes receivable, payable and deferred		**(137.6)**	(138.8)	(105.1)
Accounts payable, accrued liabilities and other liabilities		**36.2**	78.5	(78.4)
Accrued compensation (including net deferred compensation)		**130.5**	(67.9)	(283.3)
Net cash provided by operating activities		**785.3**	575.8	199.9
Cash flows from investing activities:				
Net capital additions – property and equipment		**(185.5)**	(186.9)	(205.8)
Net investment asset activity (less than wholly-owned)		—	—	134.8
Business acquisitions, net of cash acquired		**(60.9)**	(13.6)	(5.7)
Capital contributions to investments		**(88.6)**	(109.4)	(167.3)
Distributions of capital from investments		**19.2**	23.7	24.4
Acquisition of controlling interest, net of cash acquired		**3.7**	—	—
Other, net		**(4.7)**	(4.2)	(23.5)
Net cash used in investing activities		**(316.8)**	(290.4)	(243.1)
Cash flows from financing activities:				
Proceeds from borrowings under credit facility		**8,043.0**	7,684.0	7,560.0
Repayments of borrowings under credit facility		**(8,568.0)**	(8,284.0)	(6,485.0)
Proceeds from issuance of commercial paper		**910.0**	—	—
Repayments of commercial paper		**(710.0)**	—	—
Proceeds from senior notes		**—**	400.0	—
Repayments of senior notes		—	—	(275.0)
Net proceeds from (repayments of) short-term borrowings		**2.9**	(24.8)	20.1
Payments of deferred business acquisition obligations and earn-outs		**(7.4)**	(26.6)	(12.6)
Shares repurchased for payment of employee taxes on stock awards		**(31.8)**	(30.6)	(87.2)
Repurchase of common stock		**(80.7)**	(61.6)	(601.2)
Deconsolidation of variable interest entity		**—**	—	(20.4)
Noncontrolling interest distributions, net		**(0.1)**	(6.5)	(142.7)
Other, net		**(9.1)**	(24.2)	30.9
Net cash used in financing activities		**(451.2)**	(374.3)	(13.1)
Effect of currency exchange rate changes on cash, cash equivalents and restricted cash		**(28.0)**	6.3	(39.3)
Net change in cash, cash equivalents and restricted cash		**(10.7)**	(82.6)	(95.6)
Cash, cash equivalents and restricted cash, beginning of the year		**663.4**	746.0	841.6
Cash, cash equivalents and restricted cash, end of the year	$	**652.7**	663.4	746.0
Supplemental disclosure of cash flow information:				
Restricted cash, beginning of the year	$	**253.4**	226.7	247.9
Restricted cash, end of the year		**236.5**	253.4	226.7
Cash paid during the year for:				
Interest	$	**147.0**	144.8	74.3
Income taxes, net of refunds		**284.9**	158.5	321.3
Operating leases		**199.5**	194.6	181.6
Non-cash activities:				
Business acquisitions (including contingent consideration)	$	**13.5**	—	5.3
Deferred business acquisition obligations		**14.7**	—	3.1
Non-cash consideration received for disposition		—	—	15.8

See accompanying notes to Consolidated Financial Statements.

1. ORGANIZATION

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle," which we may refer to as "JLL," "we," "us," "our," or the "Company") was incorporated in 1997. We have corporate offices worldwide and over 112,000 employees, including approximately 53,900 employees whose costs are reimbursed by our clients. We provide comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier and investor clients. We are an industry leader in property and facility management services, with a managed portfolio of approximately 5.3 billion square feet (unaudited) worldwide as of December 31, 2024. LaSalle Investment Management ("LaSalle") is one of the world's premier diversified real estate investment management firms, with $88.8 billion of assets under management (unaudited) as of December 31, 2024.

We work for a broad range of clients representing a wide variety of industries in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental (public sector) entities. We provide real estate investment management services on a global basis for both public and private assets through LaSalle. Our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand are attributes that enhance our services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of JLL and its majority-owned and controlled subsidiaries. Intercompany balances and transactions have been eliminated. Investments over which we exercise significant influence, but do not control, are accounted for either at fair value or under the equity method.

When applying principles of consolidation, we begin by determining whether an investee entity is a variable interest entity ("VIE") or a voting interest entity. U.S. GAAP draws a distinction between voting interest entities, which are embodied by common and traditional corporate and certain partnership structures, and VIEs, broadly defined as entities for which control is achieved through means other than voting rights. For voting interest entities, the interest holder with control through majority ownership and majority voting rights consolidates the entity. For VIEs, determination of the "primary beneficiary" dictates the accounting treatment. We identify the primary beneficiary of a VIE as the enterprise having both (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the VIE. We perform the primary beneficiary analysis as of the inception of our investment and upon the occurrence of a reconsideration event. When we determine we are the primary beneficiary of a VIE, we consolidate the VIE; when we determine we are not the primary beneficiary of the VIE, we account for our investment in the VIE at fair value or under the equity method, based upon an election made at the time of investment.

Our determination of the appropriate accounting method to apply for unconsolidated investments is based on the level of influence we have in the underlying entity. When we have an asset advisory contract with a real estate limited partnership in which we also hold an ownership interest, the combination of our limited partner interest and the advisory agreement generally provides us with significant influence over such real estate limited partnership. Accordingly, we account for such investments either at fair value or under the equity method. We eliminate transactions with such subsidiaries to the extent of our ownership in such subsidiaries.

For less-than-wholly-owned consolidated subsidiaries, noncontrolling interest is the portion of equity not attributable, directly or indirectly, to JLL. We evaluate whether noncontrolling interests possess any redemption features outside of our control. If such features exist, the noncontrolling interests are presented outside of permanent equity on the Consolidated Balance Sheets within Redeemable noncontrolling interest. Redeemable noncontrolling interests are adjusted to the greater of their fair value or carrying value as of each balance sheet date through a charge to Additional paid-in capital, if necessary. We had no such redeemable noncontrolling interest as of December 31, 2024 or 2023. When noncontrolling interests have no redemption features outside of our control, noncontrolling interests are presented as a component of permanent equity on the Consolidated Balance Sheets. We report revenues, expenses and net income (loss) from less-than-wholly-owned consolidated subsidiaries at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests; the income or loss attributable to the noncontrolling interest holders is reflected in Net income attributable to noncontrolling interest on the Consolidated Statements of Comprehensive Income.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions about future events that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses during each reporting period. Such estimates include the value and allocation of purchase consideration, valuation of accounts receivable, Reimbursable receivables, Warehouse receivables, Investments, Goodwill, intangible assets, derivative financial instruments, other long-lived assets, earn-out liabilities, legal contingencies, assumptions used in the calculation of income taxes, incentive compensation, self-insurance program liabilities, and retirement and other post-employment benefits, among others.

These estimates and assumptions are based on management's best estimate and judgment. We evaluate these estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Market factors, such as illiquid credit markets, volatile equity markets and foreign currency exchange rate fluctuations can increase the uncertainty in such estimates and assumptions. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Although actual amounts may differ from such estimated amounts, we believe such differences are not likely to be material.

Revenue Recognition

We earn revenue from the following services (segments are bolded).

- **Markets Advisory**
  - Leasing
  - Property Management
  - Advisory, Consulting and Other
- **Capital Markets**
  - Investment Sales, Debt/Equity Advisory and Other
  - Loan Servicing
  - Value and Risk Advisory
- **Work Dynamics**
  - Workplace Management
  - Project Management
  - Portfolio Services and Other
- **JLL Technologies**
- **LaSalle**

Markets Advisory

Leasing

Leasing revenue is earned from brokerage commissions as we represent tenants and/or landlords in connection with real estate leases. Our performance obligation is to facilitate the execution of a lease agreement, which is satisfied at a point in time, upon lease execution. Generally, we are either entitled to the full consideration upon lease execution or in part upon lease execution with the remainder upon the occurrence of a future event outside of our control (e.g., tenant occupancy, lease commencement, or rent commencement). The majority of the events that preclude our entitlement to the full consideration upon lease execution are considered to be “normal course of business” and, therefore, do not result in a constraint upon the recognition of revenue. In the infrequent instance our fee entitlement in a contract with a customer is predicated on the occurrence of a future event(s) uncertain of occurring, we constrain the recognition of revenue until the uncertainty is resolved or the future event occurs. Generally, less than 5% of our Leasing revenue recognized in a period had previously been constrained.

Property Management

Property Management provides on-site day-to-day real estate management services for owners of office, industrial, retail, multifamily residential and various other types of properties, representing a series of daily performance obligations delivered over time. Pricing is generally in the form of a monthly management fee based upon property-level cash receipts, square footage under management or some other variable metric.

Although we are principal in limited situations, we generally act as agent on behalf of our Property Management clients in relation to third-party vendors and subcontractors engaged to deliver operational services to our clients' properties. In these situations, we arrange, but do not control, the services provided by third party vendors and subcontractors prior to the transfer of the services to the client. As a result, the third-party costs incurred on behalf of clients, along with the corresponding revenue, are presented net on our Consolidated Statements of Comprehensive Income.

Effective January 1, 2025, we will report our Property Management business together with our existing Work Dynamics businesses in a segment named Real Estate Management Services.

Advisory, Consulting and Other

Advisory, Consulting and Other includes a variety of different service offerings, whereby our performance obligation is to provide services as specified in the contract. Occasionally, our entitlement to consideration is predicated on the occurrence of an event such as the delivery of a report to the client. However, except for event-driven point-in-time transactions, the majority of services provided within this service line are delivered over time due to the continuous transfer of control to our clients.

Capital Markets

Investment Sales, Debt/Equity Advisory and Other

We provide brokerage and other services for capital transactions, such as real estate sales or loan originations and refinancing. Our performance obligation is to facilitate the execution of capital transactions, and we are generally entitled to the full consideration at the point in time upon which our performance obligation is satisfied, at which time we recognize revenue. In addition, revenue related to mortgage servicing rights ("MSR" or "MSRs") and loan origination fees are reported within Investment Sales, Debt/Equity Advisory and Other.

Loan Servicing

We service substantially all the loans we originate and sell, and service loans we did not originate but subsequently acquire the rights to service. We obtain a periodic fee for each loan we service based on a proportion of the cash collections.

Capital Markets revenue excluded from the scope of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606")

Our mortgage banking and servicing operations, comprised of (i) all Loan Servicing revenue and (ii) activities related to MSRs and loan origination fees (included in Investment Sales, Debt/Equity Advisory and Other), are not considered revenue from contracts with customers, and accordingly are excluded from the scope of ASC Topic 606. Such out-of-scope revenue is presented below.

	Year Ended December 31,			
(in millions)		**2024**	2023	2022
Revenue excluded from scope of ASC Topic 606	**$**	**325.9**	286.3	293.6

Value and Risk Advisory

Value and Risk Advisory service offerings include (but are not limited to) asset appraisal, business valuation, property tax advisory, complex litigation, and environmental property consulting. Our performance obligation is to provide services as specified in the contract and our pricing is negotiated based on the scale and complexity of each assignment. Typically, our entitlement to consideration is predicated on the occurrence of an event such as the delivery of an appraisal or report to the client.

Work Dynamics

Workplace Management

Workplace Management provides comprehensive, on-site day-to-day real estate management services to corporations and institutions across a broad range of industries that outsource the management of the real estate they occupy. Contract pricing can include multiple elements, such as a management fee or an incentive fee or other form of variable consideration. In addition, these fees may be inclusive of – or distinct from – the reimbursement of costs related to client-dedicated personnel, subcontractors and third-party vendors for which we are reimbursed. When distinct, such costs are reimbursed separately from our management fee.

Management fees are typically structured as a fixed monthly price for an agreed-upon scope of work or are determined by applying a contractual markup to spend associated with fulfilling our Workplace Management contracts. As these fees represent a series of daily performance obligations delivered over time, we recognize revenue each period for fees related to the services we perform.

Many contracts also include variable consideration, which is typically earned as an incentive fee when we perform favorably with respect to agreed-upon key performance indicators ("KPI"), but may also be structured as an at-risk fee where we are penalized for failing to achieve a KPI. Examples of KPIs include shared savings targets, service quality benchmarks, timely work order completion statistics and client satisfaction scores. Regardless of the upside or downside nature, we assess variable consideration independently for each contract and, when appropriate, recognize such fees as revenue when the achievement of the KPI is probable and material reversal of such revenue is unlikely.

Because we control and direct the work of client-dedicated employees, we present the associated compensation and benefits expense as well as the corresponding revenue gross on our Consolidated Statements of Comprehensive Income. Similarly, when we act as principal with respect to third-party vendors and subcontractors engaged to deliver operational services to our client, we control and direct these third-party activities prior to the transfer of services to the client and accordingly present the costs we are reimbursed for as well as the corresponding revenue as gross. For contracts where we do not control and direct third-party services delivered to the client, we act as the client's agent and report revenue net of such costs.

Project Management

Project Management provides construction-related services, primarily short-term in nature, ranging from development and design to general contracting and project management for owners and occupiers of real estate. Depending on the terms of our engagement, our performance obligation is either to arrange for the completion of a project or to assume responsibility for completing a project on behalf of a client. Our obligations to clients are satisfied over time due to the continuous transfer of control of the underlying asset. Therefore, we recognize revenue over time, generally using input measures (e.g., to-date costs incurred relative to total estimated costs at completion).

Typically, we are entitled to consideration at distinct milestones over the term of an engagement. For certain contracts where we assume responsibility for completing a project, we control the services provided by third-party vendors and subcontractors prior to transfer of the assets to the client. In these situations, the third-party costs incurred on behalf of clients, along with the associated reimbursement revenue, are presented gross on our Consolidated Statements of Comprehensive Income. In contrast, where we act as agent on behalf of clients, third-party costs incurred and the associated revenue are presented net on our Consolidated Statements of Comprehensive Income.

Portfolio Services and Other

Portfolio Services and Other includes a variety of different service offerings, including advising clients on how to optimize their workplace strategies and occupancy planning efforts, and overall portfolio strategy management and administration for our clients. Our performance obligation is to provide services as specified in the contract. For event-driven point-in-time transactions, we record revenue when our performance obligation is complete, such as the delivery of a report to the client, whereas revenue is recorded over time for services with a continuous transfer of control to our clients.

JLL Technologies

JLL Technologies offers multiple cloud-based software solutions that generate value for investors and businesses by enabling higher-quality decision-making through improved data and analytics. We recognize cloud-based software revenue over time commensurate with the length and terms of the contract. In addition, we offer professional services such as program and project management, implementation and support, managed services, and advisory services. We recognize professional services revenue at the time our performance obligation is satisfied.

LaSalle

LaSalle provides real estate investment management services to clients and generally earns consideration in the form of advisory fees, transaction fees and incentive fees. Typically, our performance obligation is to manage clients' capital for a specified period of time and is delivered as a series of daily performance obligations over time. Revenue recognition for transaction fees and incentive fees is generally constrained until all contingencies have cleared due to the possibility of a significant reversal. Revenue is recognized upon completion of the events necessary to realize the associated consideration. Substantially all incentive fees recognized as revenue were previously constrained.

Contract Costs

Expenses, primarily employee commissions, incurred on leasing and capital markets transactions represent substantially all our incremental costs to obtain revenue contracts. We apply the applicable practical expedient offered by ASC Topic 606 when the amortization period is one year or less and, therefore, recognize these costs as an operating expense as they are incurred.

We also incur costs to fulfill revenue contracts, primarily related to transition costs incurred prior to delivering Property Management and Workplace Management services. These costs are not expensed as incurred but are deferred and amortized as an operating expense over the expected life of the contract in accordance with the transfer of related services. These deferred costs are assessed periodically for impairment.

Contract Assets and Liabilities

Contract assets include amounts recognized as revenue for which we are not yet entitled to payment for reasons other than the passage of time, but that do not constrain revenue recognition. We include Contract assets in our reserving process and assess the risk of loss similar to our methodology for Trade receivables, since Contract assets are reclassified to Trade receivables when we become entitled to payment. Accordingly, a reserve is applied upon recognition of the contract asset.

Contract liabilities include advance payments we have received which relate to performance obligations we have not yet satisfied. Our contract assets, net of allowance, are included in Short-term contract assets and Other assets and our contract liabilities are included in Short-term contract liabilities and deferred income on our Consolidated Balance Sheets. The majority of contract liabilities are recognized as revenue within 90 days.

Such contract assets and liabilities are presented below.

(in millions)		**December 31, 2024**	December 31, 2023
Contract assets, gross	**$**	**388.3**	402.3
Contract asset allowance		**(3.9)**	(1.8)
Contract assets, net	**$**	**384.4**	400.5
Contract liabilities	**$**	**154.7**	166.2

Deferred Income

Deferred income includes payments received from customers for which we have satisfied our performance obligations but are not yet able to recognize the related revenue because of contractual requirements.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate transaction price for contracts where our performance obligations have not yet been satisfied. As of December 31, 2024, the aggregate amount of transaction price allocated to remaining performance obligations represented an insignificant amount of our total revenue. In accordance with ASC Topic 606, excluded from the aforementioned remaining performance obligations are (i) amounts attributable to contracts expected to be completed within 12 months and (ii) variable consideration for services performed as a series of daily performance obligations, such as facilities management, property management, and LaSalle contracts. Contracts within these businesses represent a significant portion of our contracts with customers not expected to be completed within 12 months.

Cash and Cash Equivalents

We consider all highly-liquid investments purchased with maturities of three months or fewer to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments.

Financing Receivables

We account for Trade receivables, Notes and other receivables, Long-term receivables, Reimbursable receivables, and Warehouse receivables as financing receivables.

Trade Receivables

Pursuant to contractual arrangements, Trade receivables, net of allowances include unbilled amounts of $625.3 million and $593.8 million as of December 31, 2024 and 2023, respectively.

We estimate the allowance necessary to provide for uncollectible accounts receivable. We base this estimate on historical collection experience combined with a review of current developments and economic conditions. The process by which we calculate the allowance is formulaic and driven by the age profile of the receivables. We then review these allowances on a quarterly basis to ensure they are appropriate. After all collection efforts have been exhausted by management, the outstanding balance considered not collectible is written off against the allowance.

The following table details the changes in the allowance for uncollectible receivables.

(in millions)		**2024**	2023	2022
Allowance as of January 1,	$	**70.7**	66.7	67.6
Charged to income		**28.2**	22.0	25.0
Write-off of uncollectible receivables		**(36.6)**	(15.8)	(23.2)
Impact of exchange rate movements and other		**(1.5)**	(2.2)	(2.7)
Allowance as of December 31,	$	**60.8**	70.7	66.7

Trade Receivables - Factoring

We participate in certain clients' trade receivables factoring programs in which we elect and sell Trade and Reimbursable receivables to unaffiliated financial institutions on a non-recourse basis. We account for the transfer of the receivables as a true sale in accordance with ASC Topic 860 at the point control is transferred (after which we have no continuing involvement) and, accordingly, the sold receivables are excluded from Trade or Reimbursable receivables in our Consolidated Balance Sheet. Cash flows attributable to factoring are reflected as cash flows from operating activities in our Consolidated Statements of Cash Flows. Factoring fees are included as Operating, administrative and other expenses in our Consolidated Statements of Comprehensive Income. The aggregate amount of factoring fees on the sale of trade receivables was not material for the years ended December 31, 2024, 2023 and 2022.

Notes and Other Receivables and Long-Term Receivables

We make ongoing assessments of the collectability of outstanding Notes and other receivables and Long-term receivables, considering both objective and subjective factors such as the aging profile of outstanding balances, the contractual terms of repayment, and credit quality. Aspects of credit quality considered in our assessments of collectability include historical experience, current and expected economic conditions, and our broader business relationship with the obligor. We record an allowance against the outstanding balance when our assessments determine payment has become unlikely. After all collection efforts have been exhausted by management, the outstanding balance is written off against the reserve. Historically, credit quality deterioration to the point of impairment or non-performance in our Notes and other receivables and Long-term receivables has been limited and has not had a material impact on the Consolidated Financial Statements.

Reimbursable Receivables

We recognize Reimbursable receivables for costs incurred on behalf of clients, primarily while performing property & facility management services. These costs include direct reimbursements, primarily payroll and third-party vendor and subcontractor costs. We record an allowance based on specific identification of an uncollectible reimbursable receivable, considering current and future economic conditions as well as client credit quality. Historically, we have not experienced any material collection issues and, as such, have not applied a formulaic reserve to these receivables. Reimbursable receivables relate to our Reimbursable payables, which are typically satisfied on a pay-when-paid basis.

Warehouse Receivables & Warehouse Facilities

We classify Warehouse receivables as held-for-sale as they represent originated mortgage loans for which we have simultaneously executed commitments to sell to a third-party investor, primarily the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae), and the Government National Mortgage Association (Ginnie Mae). These loans (also referred to as "Warehouse receivables") are funded directly to borrowers by our Warehouse facilities and are generally repaid within a 45-day period after origination when the third-party investor buys the loan(s); upon surrender of control over each loan, we account for the transfer as a sale. Warehouse receivables are measured and reported at fair value in accordance with our entity-wide election of the fair value option. As such, increases or decreases in the fair value of loans are recognized as Revenue on the Consolidated Statements of Comprehensive Income. Historically, we have not experienced credit quality deterioration or uncollectible balances with respect to our Warehouse receivables.

We generally retain certain servicing rights upon sale of the mortgage loan (refer to the Mortgage Servicing Rights section below). We typically retain no exposure for credit losses on loans subsequent to sale, except for loans under Fannie Mae's Delegated Underwriting and Servicing ("DUS") program. See the following section, Financial Guarantees, as well as Note 13, Commitments and Contingencies, for additional information on the risk of loss retained related to DUS program loans.

Contractually specified servicing fees related to sold warehouse receivables and loans serviced for others were $160.0 million, $152.6 million and $157.1 million for the years ended December 31, 2024, 2023, and 2022, respectively, including prepayment and late fees totaling $2.6 million, $4.2 million, and $17.6 million, respectively, and are included in Revenue on the Consolidated Statements of Comprehensive Income. Placement fees totaling $90.9 million, $79.6 million, and $19.8 million earned for the years ended December 31, 2024, 2023, and 2022, respectively, were also recorded in Revenue on the Consolidated Statements of Comprehensive Income.

We maintain our Warehouse facilities with third-party lenders for the purpose of funding mortgage loans that will be resold (Warehouse receivables). The following table shows our gross cash activity related to Warehouse receivables as well as the corresponding, and largely offsetting, net change of our Warehouse facilities. This activity, in aggregate, is reflected as net cash flows from operating activities in our Consolidated Statements of Cash Flows.

	Year Ended December 31,	
(in millions)	**2024**	2023
Origination of mortgage loans	**$ (10,301.5)**	(7,877.6)
Proceeds from the sales of mortgage loans	**10,127.5**	7,668.6
Net increase in Warehouse facilities	**178.3**	207.4

See Note 10, Debt, for additional information on Warehouse Facilities.

Financial Guarantees

Certain loans we originate and sell under the Fannie Mae DUS program retain a percentage of the risk of loss. This loss-sharing aspect of the program represents an off-balance sheet credit exposure, and we have established a contingent reserve ("loan loss guarantee reserve") for this risk in accordance with ASC Topic 326. To estimate the reserve, we use a model that analyzes historical losses, current and expected economic conditions, and reasonable and supportable forecasts. The model also considers specific details of the underlying property used as collateral, such as occupancy and financial performance. Loans are evaluated collectively based on vintage, which captures similar risk characteristics. As of December 31, 2024 and 2023, the loan loss guarantee reserve was $28.5 million and $23.4 million, respectively, and was included within Other liabilities on the Consolidated Balance Sheets.

For all DUS program loans with loss-sharing obligations, we record a non-contingent liability equal to the estimated fair value of the guarantee obligations undertaken upon sale of the loan, which reduces our gain on sale of the loan. Subsequently, this liability is amortized over the estimated life of the loan and recognized as Revenue on the Consolidated Statements of Comprehensive Income. The loss-sharing guarantee obligation (in accordance with ASC Topic 460, *Guarantees*) is separate from the loan loss guarantee reserve discussed above. As of December 31, 2024 and 2023, loss-sharing guarantee obligations were $30.0 million and $30.9 million, respectively, and was included in Other liabilities on the Consolidated Balance Sheets.

See Note 13, Commitments and Contingencies, for further information on the DUS program.

Mortgage Servicing Rights

We generally retain certain servicing rights in connection with the origination and sale of Warehouse receivables. We initially record MSRs based on the fair value of these rights on the date the loans are sold, which could result in net gains which we recognize as Revenue on the Consolidated Statements of Comprehensive Income. As of December 31, 2024 and 2023, we had $471.1 million and $492.0 million, respectively, of MSRs carried at the lower of amortized cost or fair value in Identified intangibles on the Consolidated Balance Sheets. The total unpaid principal balance ("UPB") of loans making up the servicing portfolio was $140.1 billion and $135.9 billion as of December 31, 2024 and 2023, respectively.

We amortize servicing rights over the estimated period net servicing income is projected to be received. In addition, we evaluate MSR intangible assets for impairment on a quarterly basis, or more frequently if circumstances or events indicate a change in fair value. Other than write-offs due to prepayments of sold Warehouse receivables for which we retained the servicing rights, there have been no significant instances of impairment during the three-year period ended December 31, 2024. However, an increase in loan prepayment activity or deterioration in the credit quality of borrowers could result in a decrease to our MSR balance. MSRs do not actively trade in an open market with readily available observable prices; therefore, if necessary, the fair value of these rights are determined in part based on certain assumptions and judgments that are unobservable within the fair value hierarchy. Specifically, the fair value of the MSRs is determined using a discounted cash flow model incorporating assumptions, including a conditional prepayment rate and cost of service. The estimated fair value of MSRs was $708.9 million and $698.3 million as of December 31, 2024 and 2023, respectively.

See Note 4, Business Combinations, Goodwill and Other Intangible Assets, for additional information on MSRs.

Restricted Cash

Restricted cash primarily consists of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business. We are restricted in our ability to withdraw these funds other than for their specified use.

Property and Equipment

We record property and equipment at cost and depreciate these assets over their relevant useful lives. We capitalize certain direct costs relating to internal-use software when incurred during the development phase.

We evaluate property and equipment for impairment whenever events or circumstances indicate the carrying value of an asset group may not be recoverable. We record an impairment loss to the extent the carrying value exceeds the estimated fair value. We did not recognize any significant impairment losses related to property and equipment during the three years ended December 31, 2024.

We calculate depreciation on property and equipment for financial reporting purposes using the straight-line method based on the estimated useful lives of our assets. Depreciation expense related to property and equipment for the years ended December 31, 2024, 2023 and 2022 was $189.5 million, $168.7 million and $157.7 million, respectively. The following table shows the gross value of major asset categories and the standard depreciable lives, as of December 31, 2024, for each of these asset categories.

	December 31,		
($ in millions)	**2024**	2023	**Depreciable Life**
Furniture, fixtures and equipment	**$ 144.9**	145.4	3 to 13 years
Computer equipment and software	**1,070.7**	987.9	2 to 7 years
Leasehold improvements	**480.6**	468.2	1 to 15 years
Other(1)	**63.5**	51.5	2 to 30 years
Total	**1,759.7**	1,653.0	
Less: Accumulated depreciation	**1,161.6**	1,039.1	
Net property and equipment	**$ 598.1**	613.9	

(1) Other includes certain assets, such as land, which are not depreciated.

Business Combinations, Goodwill and Other Intangible Assets

We have historically grown, in part, through a series of acquisitions. Consistent with the services nature of the majority of businesses we have acquired, we have recognized significant goodwill and intangible assets resulting from these acquisitions. Intangible assets are initially recorded at their respective acquisition date fair values and amortized on a straight-line basis over their estimated useful lives. They primarily represent customer relationships, management contracts and customer backlogs acquired as part of our acquisitions.

We evaluate goodwill for impairment annually on July 1st of each year or when a triggering event occurs. In our annual goodwill impairment evaluation on July 1, 2024, we considered qualitative and quantitative factors and determined it is not more-likely-than-not that the fair value of each reporting unit is less than their carrying value. In performing our assessments of all reporting units, we primarily considered (i) macroeconomic and industry trends, (ii) our overall financial performance, and nature of the key drivers thereof, during the year at both the reporting unit and consolidated reporting levels, (iii) near and longer-term forecasts of financial results and cash flows generated by our reporting units in relation to the carrying values of the net assets of each reporting unit, and (iv) our market capitalization in relation to the aggregate carrying value of our net assets.

In addition to our annual impairment evaluation, we evaluated whether events or circumstances have occurred in the period subsequent to our annual impairment testing and determined it is not more-likely-than-not that the fair value of all our reporting units are less than their respective carrying values. It is possible our determination that goodwill for a reporting unit is not impaired could change in the future if current economic or other conditions deteriorate. We will continue to monitor the relationship between our market capitalization and carrying value, as well as the ability of our reporting units to deliver current and projected earnings and cash flows sufficient to support the carrying values of the net assets of their respective businesses.

We evaluate our Identified intangibles for impairment annually or more frequently if other events or circumstances indicate the carrying value may be impaired.

See Note 4, Business Combinations, Goodwill and Other Intangible Assets, for additional information on business combinations, goodwill and other intangible assets.

Investments

We invest in certain ventures that primarily own and operate commercial real estate on a global basis across a wide array of sectors including retail, residential and office. Historically, these investments have primarily been co-investments in funds our LaSalle business establishes in the ordinary course of business for its clients. These investments take the form of equity ownership interests generally ranging from less than 1% to 10% of the respective ventures and, based upon investment-specific objectives, have generally included five to nine-year investment periods. Typically, our investments are not redeemable until the earlier of the disposition of the underlying real estate investments or the end of the fund's life. When in place, such restrictions are a result of our role beyond that of a passive investor, which generally means an advisory or management responsibility on behalf of the other investors who are typically clients of our LaSalle business. We primarily account for these investments at fair value utilizing information provided by investees, however, as further discussed below, we report certain of our investments under the equity method.

In addition to our LaSalle investments, JLL Technologies has strategic investments in early to mid-stage property technology ("proptech") companies as well as proptech funds to improve our strategic position within the real estate technology landscape, including investments through the JLL Spark Global Ventures Funds. We account for a majority of these investments at fair value. Certain investments are accounted for under the measurement alternative.

For limited partnerships in which we are a general partner, the entities are generally well-capitalized and grant the limited partners substantive participating rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We account for such general partner interests at fair value or under the equity method.

For limited partnerships in which we are a limited partner, management has concluded we do not have a controlling interest in these limited partnerships. When we have an asset advisory contract with the limited partnership, the combination of our limited partner interest and the advisory agreement generally provides us with significant influence over the real estate limited partnership venture. Accordingly, we account for such investments at fair value or under the equity method.

See "Principles of Consolidation" above for additional discussion of the accounting for our co-investments.

For investments reported at fair value, we maintain an investment account that is increased or decreased each reporting period by the difference between the fair value of the investment and the carrying value as of the balance sheet date. These fair value adjustments are reflected as gains or losses on the Consolidated Statements of Comprehensive Income within Equity (losses) earnings. To the extent applicable, we estimate fair value of our investments using the net asset value ("NAV") per share (or its equivalent) our investees provide.

For JLL Technologies investments in proptech companies, we primarily estimate the fair value based on the per-share pricing. Subsequent funding rounds or changes in the companies' business strategy/outlook are indicators of a change in fair value. The fair value of certain investments is estimated using significant unobservable inputs which requires judgment due to the absence of market data. In determining the estimated fair value of these investments, we utilize appropriate valuation techniques including discounted cash flow analyses, scorecard method, Black-Scholes models and other methods as appropriate. Key inputs include projected cash flows, discount rates, peer group multiples and volatility.

If we elect to apply the measurement alternative for equity investments that do not have readily determinable fair values, we will measure them at cost, less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. An impairment loss would be recorded when an event or circumstance indicates a decline in value has occurred.

For investments accounted for under the equity method, we maintain an investment account that is (i) increased by contributions made and by our share of net income earned by the real estate ventures, and (ii) decreased by distributions received and by our share of net losses realized by the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions, is reflected on the Consolidated Statements of Comprehensive Income as Equity (losses) earnings. We evaluate our investments accounted for under the equity method for other-than-temporary impairment on a quarterly basis, or as events or changes in circumstances warrant such an evaluation. Our evaluations consider the existence of impairment indicators in the underlying real estate assets that compose the majority of our investments. We base such evaluations, in regard to both the investment and the investment's underlying asset levels, on regular updates to future cash flow models, our share of co-investment cash flows, and factors such as operational performance, market conditions, major tenancy matters, legal and environmental concerns, and our ability and intent to hold each investment. If an investment is considered other-than-temporarily impaired, we record the excess of the carrying value over the estimated fair value as an impairment charge.

Impairment charges to write down the carrying value of the real estate assets underlying our investments are generally based on the result of discounted cash flow models that primarily rely upon unobservable inputs to determine fair value. We recognize our proportionate share of such impairment within Equity (losses) earnings on the Consolidated Statements of Comprehensive Income.

See Note 5, Investments, and Note 9, Fair Value Measurements, for additional information on Investments.

Stock-Based Compensation

Stock-based compensation in the form of restricted stock units ("RSUs") and performance stock units ("PSUs") is an important element of our compensation programs. We determine the fair value of RSUs, subject only to service requirements, based on the closing market price of our common stock on the grant date. PSUs are subject to service requirements and performance measures. All PSUs contain one or more performance conditions, such as a pre-defined target based on the Company's cumulative earnings per share over a multi-year period. For certain executives there is an additional performance measure, a market condition, based on total shareholder return ("TSR") against a peer group. The number of shares that will be issued upon vesting of these PSUs can range from 0% to 200% of the target award, depending on the achievement of each performance condition. We determine the fair value of PSUs based on the (i) closing market price of our common stock on the grant date, (ii) the achievement probability for each performance condition, and (iii) the market condition valuation, as applicable, based on the output of Monte Carlo simulations. We periodically assess the achievement probability for performance conditions.

Employees of a specific age, with a sum of age plus years of service with the Company which meets or exceeds 65, based on the terms of the Jones Lang LaSalle 2019 Stock Award and Incentive Plan ("SAIP"), are eligible to be considered for receipt of retirement benefits upon departure from the Company. These award provisions require acceleration of compensation expense such that all expense is recognized by the time these employees are considered retirement eligible. We also have a "noncompensatory" Employee Stock Purchase Plan ("ESPP") for U.S. employees.

We do not estimate forfeitures; instead, we recognize forfeitures in Compensation and benefits expense as they occur.

See Note 6, Stock-Based Compensation, for additional information on our stock-based compensation plans.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

An increase or decrease in a deferred tax asset or liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, would be included in the tax provision when the changes in circumstances and our judgment occurs. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is established if we believe it is more-likely-than-not all or some portion of a deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the ability to realize the related deferred tax asset, would be included in the tax provision when the changes in circumstances and our judgment occurs.

See Note 8, Income Taxes, for additional information on income taxes.

Derivatives and Hedging Activities

We do not enter into derivative financial instruments for trading or speculative purposes. However, in the normal course of business, we do use derivative financial instruments in the form of foreign currency forward contracts to manage our foreign currency exchange rate risk. We currently do not use hedge accounting for these contracts, which are marked-to-market each period with changes in unrealized gains or losses offset by foreign currency gains and losses on associated intercompany loans and other foreign currency balances. Gains and losses from the revaluation of these contracts are recognized as a component of Operating, administrative and other expense and are offset by the gains and losses recognized on the revaluation of intercompany loans and other foreign currency balances such that the impact to net income was not significant for any of the three years ended December 31, 2024.

For presentation and disclosure, we net our exposure by counterparty for all counterparties subject to International Swaps and Derivatives Association Master Agreements.

We have considered the counterparty credit risk related to these forward foreign currency exchange contracts and do not deem any counterparty credit risk to be material as of December 31, 2024, in part due to the short-term nature of these contracts.

In addition, certain loan commitments and forward sales commitments related to our Warehouse receivables meet the definition of a derivative and are recorded at fair value on the Consolidated Balance Sheets. The estimated fair value of loan commitments includes the fair value of the expected net cash flows associated with servicing of the loan, other net cash flows associated with origination and sale of the loan, and the effects of market interest rate movements. The estimated fair value of forward sale commitments includes the effects of market interest rate movements. Therefore, the effect of market interest rate movements on estimated fair value offset between the loan commitments and the forward sale commitments. Adjustments to fair value related to loan and forward sale commitments are included within Revenue on the Consolidated Statements of Comprehensive Income.

See Note 9, Fair Value Measurements, for additional information on derivative financial instruments.

Leases

Substantially all of our operating leases are related to office space we lease in various buildings for our own use. The terms of these non-cancelable operating leases typically require us to pay rent and a share of operating expenses and real estate taxes, generally with an inflation-based rent increase included. We also lease equipment under both operating and finance lease arrangements. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We determine whether a contract is or contains a lease at contract inception. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments (e.g. rent) over the lease term beginning at the commencement date. The Operating lease right-of-use assets are adjusted for lease incentives, deferred rent, and initial direct costs, if incurred. Our leases generally do not include an implicit rate; therefore, we use an incremental borrowing rate based on information available at the lease commencement date in determining the present value of future minimum lease payments. The incremental borrowing rate reflects the lease term and currency of lease payments for each lease. The related lease expense is recognized on a straight-line basis over the lease term.

As an accounting policy election, short-term leases (initial lease terms of 12 months or less) are not recognized as Operating lease right-of-use assets and operating lease liabilities on our Consolidated Balance Sheets. Rent expense for short-term leases is recognized on a straight-line basis over the lease term and variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Finance leases are included in Property and equipment, net of accumulated depreciation, Short-term borrowings, and Other liabilities on our Consolidated Balance Sheets. Our finance leases do not represent a significant portion of our leasing activity.

See Note 11, Leases, for additional information on leases.

Foreign Currency Translation

We prepare the financial statements of our subsidiaries located outside the U.S. using local currency as the functional currency. The assets and liabilities of these subsidiaries are translated to U.S. dollars at the rates of exchange as of the balance sheet date with the resulting translation adjustments included as a separate component of equity on the Consolidated Balance Sheets (Accumulated other comprehensive loss) and on the Consolidated Statements of Comprehensive Income (Other comprehensive income (loss)-foreign currency translation adjustments).

See Note 15, Accumulated Other Comprehensive Income (Loss), for additional information on the components of Accumulated other comprehensive loss.

Income and expenses are translated at the average monthly rates of exchange. We include gains and losses from foreign currency transactions in net earnings as a component of Operating, administrative and other expense. For the years ended December 31, 2024 and 2023, we had net foreign currency transaction losses of $1.5 million and $10.6 million, respectively. We had a net foreign currency transaction gain of $6.4 million for the year ended December 31, 2022.

The effect of foreign currency exchange rate changes on Cash, cash equivalents and restricted cash is presented as a separate caption in the Consolidated Statements of Cash Flows.

Cash Held for Others

We manage significant amounts of cash and cash equivalents in our role as agent for certain of our investment, facility management and property management clients. We do not include such amounts on the Consolidated Balance Sheets.

Taxes Collected from Clients and Remitted to Governmental Authorities

We account for tax assessed by a governmental authority that is based on a revenue or transaction value (i.e., sales, use and value-added taxes) on a net basis, excluded from revenue, and recorded as current liabilities until paid.

Other Commitments and Contingencies

We are subject to various claims and contingencies related to disputes, lawsuits and taxes as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. Our current insurance programs include professional, auto and general liability. The level of risk retained by our captive insurance company is limited per claim, inclusive of the deductible.

For professional indemnity coverage, we contract third-party insurance companies to provide coverage of risk in excess of the policy limits. We recognize the liability associated with a loss contingency when a loss is probable and estimable.

See Note 13, Commitments and Contingencies, for additional information on commitments and contingencies.

Earnings Per Share; Net Income Available to Common Shareholders

The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding represents the dilutive impact of our common stock equivalents. Common stock equivalents consist of shares to be issued under employee stock-based compensation programs. Anti-dilutive shares were de minimis for all periods presented.

See Note 6, Stock-Based Compensation, for additional information on our stock-based compensation plans.

New Accounting Standards

Recently adopted accounting guidance

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The FASB issued the ASU in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. We adopted this guidance for the annual period beginning January 1, 2024 and will adopt for the interim periods beginning January 1, 2025. This ASU resulted in additional disclosures related to each reportable segment but did not have any material impact on our consolidated operating results or financial position. See Note 3, Business Segments, for the updated segment reporting disclosures.

Recently issued accounting guidance, not yet adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances the income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are evaluating the effect this guidance will have on our tax disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires disaggregated disclosure of income statement expenses for public entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. We are evaluating the effect this guidance will have on our disclosures.

3. BUSINESS SEGMENTS

We manage and report our operations as five global business segments:

(1) Markets Advisory,
(2) Capital Markets,
(3) Work Dynamics,
(4) JLL Technologies and
(5) LaSalle.

Markets Advisory offers a wide range of real estate services, including agency leasing and tenant representation, property management, advisory and consulting services. Capital Markets service offerings include investment sales, debt and equity advisory, value and risk advisory, and loan servicing. Our Work Dynamics business provides a broad suite of integrated services to occupiers of real estate, including facility and project management, as well as portfolio and other services. Our JLL Technologies segment offers software products, solutions and services, while LaSalle provides investment management services on a global basis to institutional investors and high-net-worth individuals.

We allocate all indirect expenses to our segments, other than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate functional costs across the globe, which we allocate to the business segments using an expense-specific driver-based methodology.

Adjusted EBITDA does not include (i) Restructuring and acquisition charges, (ii) gain/loss on disposal, (iii) interest on employee loans, net, (iv) Equity earnings/losses for JLL Technologies and LaSalle, (v) credit losses on convertible note investments, (vi) net non-cash MSR and mortgage banking derivative activity, (vii) Interest expense, net of interest income, (viii) Income tax provision and (ix) Depreciation and amortization, which are otherwise included in Net income on the Consolidated Statements of Comprehensive Income.

In the first quarter of 2024, we revised the definition of segment Adjusted EBITDA to exclude certain Equity earnings/losses from investments. The impact of this revision is limited to the JLL Technologies and LaSalle segments. Comparable periods have been recast to conform to the revised presentation. Equity earnings/losses from unconsolidated operating ventures (not investments) remain included in Adjusted EBITDA.

The Other segment items caption includes (i) other income/loss, (ii) gain/loss on disposal, (iii) interest on employee loans, net, (iv) credit losses on convertible note investments, (v) net non-cash MSR and mortgage banking derivative activity, (vi) net income/loss attributable to noncontrolling interest and (vii) the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

The Chief Operating Decision Maker ("CODM") of JLL measures and evaluates the segment results based on Adjusted EBITDA for purposes of making decisions about allocating resources and assessing performance. Our CODM is not provided with total asset information by segment and accordingly does not measure or allocate resources based on total assets information. Therefore, we have not disclosed asset information by segment. As of December 31, 2024, we define the Global Executive Board, collectively, as our CODM.

Summarized financial information by business segment is as follows.

Markets Advisory

(in millions)		Year Ended December 31, 2024	2023	2022
Leasing	*$*	***2,596.2***	*2,343.6*	*2,759.2*
Property Management		***1,795.1***	*1,675.1*	*1,525.3*
Advisory, Consulting and Other		***109.4***	*102.9*	*131.0*
Revenue	$	**4,500.7**	4,121.6	4,415.5
Less:				
Platform compensation and benefits	$	**2,309.2**	2,178.2	2,433.7
Platform operating, administrative and other		**371.9**	368.3	405.0
Gross contract costs		**1,269.6**	1,153.6	1,055.3
Add:				
Equity earnings (losses)		**0.7**	(0.5)	(0.3)
Other segment items		**(3.1)**	(4.4)	6.3
Adjusted EBITDA	$	**547.6**	416.6	527.5
Depreciation and amortization[1]	$	**66.2**	65.6	70.6

(1) Excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

Capital Markets

(in millions)		Year Ended December 31, 2024	2023	2022
Investment Sales, Debt/Equity Advisory and Other	*$*	***1,506.2***	*1,261.6*	*1,955.4*
Value and Risk Advisory		***373.0***	*363.8*	*374.9*
Loan Servicing		***161.2***	*152.6*	*157.9*
Revenue	$	**2,040.4**	1,778.0	2,488.2
Less:				
Platform compensation and benefits	$	**1,491.9**	1,337.7	1,727.1
Platform operating, administrative and other		**278.4**	246.1	263.2
Gross contract costs		**48.6**	47.5	47.0
Add:				
Equity earnings		**2.7**	6.7	3.1
Other segment items		**20.2**	19.7	(10.0)
Adjusted EBITDA	$	**244.4**	173.1	444.0
Depreciation and amortization	$	**66.8**	65.6	61.6

Work Dynamics

(in millions)		Year Ended December 31, 2024	2023	2022
Workplace Management	*$*	***12,529.7***	*10,706.2*	*9,819.2*
Project Management		***3,151.9***	*2,924.8*	*2,972.3*
Portfolio Services and Other		***516.0***	*500.1*	*477.0*
Revenue	$	**16,197.6**	14,131.1	13,268.5
Less:				
Platform compensation and benefits	$	**1,385.8**	1,305.1	1,202.3
Platform operating, administrative and other		**467.8**	431.6	432.9
Gross contract costs		**14,029.9**	12,131.4	11,403.8
Add:				
Equity earnings		**2.2**	1.4	1.2
Other segment items		**—**	(0.4)	(0.6)
Adjusted EBITDA	$	**316.3**	264.0	230.1
Depreciation and amortization	$	**91.1**	79.2	71.1

JLL Technologies

(in millions)		Year Ended December 31, 2024	2023	2022
Revenue	$	**226.3**	246.4	213.9
Less:				
Platform compensation and benefits	$	**197.0**	200.7	240.3
Platform operating, administrative and other		**54.2**	50.3	57.4
Gross contract costs		**5.5**	14.5	13.7
Add:				
Other segment items		**8.1**	—	—
Adjusted EBITDA	$	**(22.3)**	(19.1)	(97.5)
Depreciation and amortization	$	**19.4**	15.9	15.4
Equity (losses) earnings	$	**(53.8)**	(177.0)	46.6

LaSalle

(in millions)		Year Ended December 31, 2024	2023	2022
Advisory fees	*$*	***373.8***	*406.2*	*404.6*
Transaction fees and other		***33.5***	*30.0*	*44.8*
Incentive fees		***60.6***	*47.5*	*26.6*
Revenue	$	**467.9**	483.7	476.0
Less:				
Platform compensation and benefits	$	**268.9**	288.7	290.4
Platform operating, administrative and other		**69.8**	62.6	59.7
Gross contract costs		**37.4**	28.9	29.3
Add:				
Other segment items		**8.5**	0.3	(0.4)
Adjusted EBITDA	$	**100.3**	103.8	96.2
Depreciation and amortization	$	**8.5**	8.1	6.5
Equity (losses) earnings	$	**(22.6)**	(24.7)	0.4

The following table is a reconciliation of segment revenue to consolidated revenue.

(in millions)		Year Ended December 31, 2024	2023	2022
Markets Advisory	**$**	**4,500.7**	4,121.6	4,415.5
Capital Markets		**2,040.4**	1,778.0	2,488.2
Work Dynamics		**16,197.6**	14,131.1	13,268.5
JLL Technologies		**226.3**	246.4	213.9
LaSalle		**467.9**	483.7	476.0
Total revenue	**$**	**23,432.9**	20,760.8	20,862.1

The following table is a reconciliation of Adjusted EBITDA to Net income attributable to common shareholders.

(in millions)		Year Ended December 31, 2024	2023	2022
Adjusted EBITDA - Markets Advisory	**$**	**547.6**	416.6	527.5
Adjusted EBITDA - Capital Markets		**244.4**	173.1	444.0
Adjusted EBITDA - Work Dynamics		**316.3**	264.0	230.1
Adjusted EBITDA - JLL Technologies		**(22.3)**	(19.1)	(97.5)
Adjusted EBITDA - LaSalle		**100.3**	103.8	96.2
Adjusted EBITDA - Consolidated	**$**	**1,186.3**	938.4	1,200.3
Adjustments:				
Restructuring and acquisition charges	**$**	**(23.1)**	(100.7)	(104.8)
Net (loss) gain on disposition		**—**	(0.5)	(7.5)
Interest on employee loans, net		**5.9**	3.6	9.7
Equity earnings (losses) - JLL Technologies and LaSalle		**(76.4)**	(201.7)	47.0
Credit losses on convertible note investments		**(6.3)**	—	—
Net non-cash MSR and mortgage banking derivative activity		**(18.2)**	(18.2)	11.0
Interest expense, net of interest income		**(136.9)**	(135.4)	(75.2)
Income tax provision		**(132.5)**	(25.7)	(200.8)
Depreciation and amortization[1]		**(252.0)**	(234.4)	(225.2)
Net income attributable to common shareholders	**$**	**546.8**	225.4	654.5

(1) This adjustment excludes the noncontrolling interest portion of amortization of acquisition-related intangibles which is not attributable to common shareholders.

The following table sets forth the revenue from our most significant currencies.

(in millions)		Year Ended December 31, 2024	2023	2022
United States dollar	**$**	**14,402.3**	12,258.9	12,375.9
British pound		**1,773.5**	1,640.0	1,575.6
Euro		**1,464.9**	1,436.1	1,535.6
Australian dollar		**1,085.3**	1,036.9	1,183.0
Indian rupee		**823.8**	661.4	591.0
Canadian dollar		**612.6**	613.8	593.8
Hong Kong dollar		**567.1**	544.8	532.3
Chinese yuan		**488.1**	480.9	506.0
Singapore dollar		**447.3**	425.4	368.4
Japanese yen		**346.3**	286.6	233.8
Other currencies		**1,421.7**	1,376.0	1,366.7
Total revenue	**$**	**23,432.9**	20,760.8	20,862.1

Change in Reporting Structure

Effective January 1, 2025, we will report our Property Management business together with our existing Work Dynamics businesses in a segment named Real Estate Management Services. Prior period results will be restated to conform with our new reporting structure in 2025.

4. BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

2024 Business Combinations Activity

During the year ended December 31, 2024, we completed two strategic acquisitions, presented below.

Acquired Company	Quarter of Acquisition	Country	Primary Segment
SKAE Power Solutions (SKAE)	Q2	United States	Work Dynamics
Raise Commercial Real Estate, Inc.	Q4	United States	Markets Advisory

Aggregate terms of our strategic and non-strategic acquisitions included: (i) cash paid at closing of $62.3 million, (ii) guaranteed deferred consideration of $14.7 million and (iii) contingent earn-out consideration of $13.5 million, payable upon satisfaction of certain performance conditions, which we have initially recorded at the acquisition date fair value.

A preliminary allocation of purchase consideration resulted in (i) goodwill of $64.0 million, (ii) identifiable intangibles of $30.2 million and (iii) other net liabilities (assumed liabilities less acquired assets) of $3.7 million. As of December 31, 2024, we have not completed our analysis to assign fair values to all of the identifiable intangible and tangible assets acquired and, therefore, we may further refine the purchase price allocations for this acquisition during the open measurement period.

Of the $64.0 million of total additions to goodwill in 2024, we expected to amortize and deduct $41.2 million for tax purposes as of December 31, 2024, subject to statutory amortization periods.

During the twelve months ended December 31, 2024, we paid $7.4 million for deferred business acquisition and earn-out obligations for acquisitions completed in prior years.

2023 Business Combinations Activity

During the year ended December 31, 2023, we completed one strategic acquisition in Capital Markets.

Aggregate terms of our acquisition included: (1) cash paid at closing of $13.6 million and (2) prior 50.0% ownership previously accounted for as an equity method investment which had a fair value of $10.0 million. The allocation of purchase consideration resulted in goodwill of $18.7 million, identifiable intangibles of $2.1 million and other net assets (acquired assets less assumed liabilities) of $2.8 million.

During the year ended December 31, 2023 we paid $26.8 million for deferred business acquisition and earn-out obligations for acquisitions completed in prior years.

Earn-Out Payments

($ in millions)		December 31, 2024	December 31, 2023
Number of acquisitions with earn-out payments subject to the achievement of certain performance criteria		**13**	14
Maximum earn-out payments (undiscounted)	**$**	**108.0**	100.0
Short-term earn-out liabilities (fair value)[(1)]		**12.0**	12.0
Long-term earn-out liabilities (fair value)[(1)]		**23.8**	45.5

(1) Included in Other current and Other long-term liabilities on the Consolidated Balance Sheets.

Assuming the achievement of the applicable performance criteria, we anticipate making these earn-out payments over the next five years. Refer to Note 9, Fair Value Measurements, and Note 14, Restructuring and Acquisition Charges, for additional discussion of our earn-out liabilities.

Goodwill and Other Intangible Assets

Goodwill and unamortized intangibles as of December 31, 2024 consisted of: (i) goodwill of $4,611.3 million, (ii) identifiable intangibles of $677.1 million to be amortized over their remaining finite useful lives and (iii) $47.0 million of identifiable intangibles with indefinite useful lives that are not amortized. Significant portions of our goodwill and unamortized intangibles are denominated in currencies other than the U.S. dollar, which means a portion of the movements in the reported book value of these balances is attributable to movements in foreign currency exchange rates.

The following table details, by reporting segment, the annual movements in goodwill.

(in millions)	Markets Advisory	Capital Markets	Work Dynamics	JLL Technologies	LaSalle	Consolidated
Balance as of December 31, 2022	$ 1,742.9	1,949.2	532.6	247.7	55.6	$ 4,528.0
Additions, net of adjustments	—	18.7	—	—	—	18.7
Dispositions	(0.4)	(0.2)	—	—	—	(0.6)
Impact of exchange rate movements	16.8	18.7	5.1	—	0.7	41.3
Balance as of December 31, 2023	$ 1,759.3	1,986.4	537.7	247.7	56.3	$ 4,587.4
Additions, net of adjustments	**17.7**	**3.4**	**40.5**	**2.4**	**—**	**64.0**
Impact of exchange rate movements	**(16.4)**	**(18.3)**	**(5.0)**	**—**	**(0.4)**	**(40.1)**
Balance as of December 31, 2024	**$ 1,760.6**	**1,971.5**	**573.2**	**250.1**	**55.9**	**$ 4,611.3**

The following tables detail, by intangible type, movements in the gross carrying amount and accumulated amortization of our identifiable intangibles.

(in millions)	MSRs	Other Intangibles	Consolidated
Gross Carrying Amount			
Balance as of December 31, 2022	$ 747.3	557.0	$ 1,304.3
Additions, net of adjustments	94.6	7.2	101.8
Adjustment for fully amortized intangibles	(40.1)	(21.3)	(61.4)
Impact of exchange rate movements	—	3.3	3.3
Balance as of December 31, 2023	801.8	546.2	1,348.0
Additions, net of adjustments	**89.0**	**30.2**	**119.2**
Adjustment for fully amortized intangibles	**(39.7)**	**(27.2)**	**(66.9)**
Impact of exchange rate movements	**—**	**(5.4)**	**(5.4)**
Balance as of December 31, 2024	**$ 851.1**	**543.8**	**$ 1,394.9**
Accumulated Amortization			
Balance as of December 31, 2022	$ (242.2)	(203.6)	$ (445.8)
Amortization expense, net [1]	(107.7)	(70.0)	(177.7)
Adjustment for fully amortized intangibles	40.1	21.3	61.4
Impact of exchange rate movements	—	(0.9)	(0.9)
Balance as of December 31, 2023	(309.8)	(253.2)	(563.0)
Amortization expense, net [1]	**(109.9)**	**(66.3)**	**(176.2)**
Adjustment for fully amortized intangibles	**39.7**	**27.2**	**66.9**
Impact of exchange rate movements	**—**	**1.5**	**1.5**
Balance as of December 31, 2024	**$ (380.0)**	**(290.8)**	**$ (670.8)**
Net book value as of December 31, 2024	**$ 471.1**	**253.0**	**$ 724.1**

(1) Included in this amount for MSRs was $7.7 million and $10.0 million for 2024 and 2023, respectively, relating to write-offs due to prepayments of sold warehouse receivables for which we retained the servicing rights. Amortization of MSRs is included in Revenue within the Consolidated Statements of Comprehensive Income.

The remaining weighted average amortization period of MSRs and other finite-lived identifiable intangible assets is 3.6 years and 4.6 years, respectively, and the remaining estimated future amortization expense by year, as of December 31, 2024, is presented in the following table.

(in millions)	MSRs	Other Intangibles	Total
2025	**$ 102.2**	**49.9**	**$ 152.1**
2026	**90.0**	**25.7**	**115.7**
2027	**79.1**	**19.7**	**98.8**
2028	**65.0**	**18.4**	**83.4**
2029	**48.8**	**17.7**	**66.5**
Thereafter	**86.0**	**74.6**	**160.6**
Total	**$ 471.1**	**206.0**	**$ 677.1**

5. INVESTMENTS

Summarized investment balances are presented in the following table.

	December 31,	
(in millions)	**2024**	2023
LaSalle co-investments	**406.1**	388.3
JLL Technologies investments	**$ 372.8**	397.6
Other investments	**33.8**	30.7
Total	**$ 812.7**	816.6

Our LaSalle co-investments are, primarily, direct investments in 48 separate property or commingled funds, where we co-invest alongside our clients and for which we also have an advisory agreement, while our JLL Technologies investments are, generally, investments in early to mid-stage proptech companies as well as proptech funds.

We have maximum potential unfunded commitments to direct investments or investment vehicles of $290.2 million and $9.4 million as of December 31, 2024 for our LaSalle Investment Management business and JLL Technologies, respectively. Of the $290.2 million related to LaSalle, $100.0 million relates to a previously disclosed incremental investment in LaSalle's flagship Income Property Trust fund, which was funded in January 2025.

We evaluate our less-than-wholly-owned investments to determine whether the underlying entities are classified as variable interest entities ("VIEs"); we assess each identified VIE to determine whether we are the primary beneficiary. We had equity method investments, either directly or indirectly, of $190.7 million and $146.9 million as of December 31, 2024 and 2023, respectively, in entities classified as VIEs.

In prior periods, we determined we were the primary beneficiary of certain VIEs and accordingly, we consolidated such entities. In December of 2022, as a result of a reconsideration event, we concluded we were no longer the primary beneficiary of these VIEs and, therefore, no longer consolidate these VIEs.

Summarized financial information for our consolidated VIEs is presented in the following table. As a result of the reconsideration event described above, there are no consolidated VIE balances as of December 31, 2024 and 2023 and net income was consolidated up to the reconsideration date.

	Year Ended December 31,		
(in millions)	**2024**	2023	2022
Revenue	**$ —**	—	17.6
Operating and other expenses	**—**	—	(23.8)
Net gain on sale of investments[1]	**—**	—	142.3
Net income (loss)	**$ —**	—	136.1

(1) The 2022 gain was included in Other income on the Consolidated Statements of Comprehensive Income.

We allocate the members' equity and net income (loss) of the consolidated VIEs to the noncontrolling interest holders as Noncontrolling interest on the Consolidated Balance Sheets and as Net income attributable to noncontrolling interest in the Consolidated Statements of Comprehensive Income, respectively.

The following tables summarize the combined financial information for certain of our unconsolidated investments accounted for under the equity method or at fair value.

(in millions)		December 31, 2024	2023
Balance Sheets:			
Investments, net of depreciation	$	**36,058.9**	37,233.7
Total assets		**40,774.4**	41,321.2
Mortgage indebtedness		**11,803.7**	12,321.2
Other borrowings		**2,495.6**	2,584.1
Total liabilities		**17,525.1**	17,513.9
Total equity		**23,249.3**	23,807.3

(in millions)		Year Ended December 31, 2024	2023	2022
Statements of Operations:				
Revenue	$	**2,586.2**	2,403.5	2,193.4
Net (loss) income		**253.5**	(1,085.8)	576.6

Impairment

During the year ended December 31, 2022, we recorded a $19.6 million other-than-temporary impairment charge related to an investment accounted for under the equity method. This activity was included within Equity (losses) earnings on our Consolidated Statements of Comprehensive Income. There were no significant other-than-temporary impairments in 2024 or 2023.

Fair Value

We report a majority of our investments at fair value. For such investments, we increase or decrease our investment each reporting period by the change in the fair value and we report these fair value adjustments in our Consolidated Statements of Comprehensive Income within Equity (losses) earnings. The table below shows the movement in our investments reported at fair value. See Note 9, Fair Value Measurements, for further discussion of our investments reported at fair value.

The table below does not include our $9.7 million investment in certain mid-stage non-public companies as they are non-marketable equity investments accounted for under the measurement alternative, defined as cost minus impairment.

(in millions)		Year Ended December 31, 2024	2023	2022
Fair value investments as of January 1,	$	**740.8**	794.9	639.6
Investments[(1)]		**104.3**	160.4	156.1
Distributions		**(27.8)**	(25.2)	(38.5)
Change in fair value		**(62.4)**	(197.8)	61.3
Foreign currency translation adjustments, net		**(12.9)**	8.5	(23.6)
Fair value investments as of December 31,	$	**742.0**	740.8	794.9

(1) Included in this caption are Notes receivable, inclusive of accrued interest, which converted to unconsolidated equity investments; these amounts were $12.3 million and $66.9 million for the twelve months ended December 31, 2024 and 2023, respectively.

6. STOCK-BASED COMPENSATION

The Stock Award and Incentive Plan ("SAIP") provides for the granting of various stock awards to eligible employees of JLL. These awards have historically been RSUs which generally vest over three years (either cliff or graded vesting) and PSUs which generally vest in three years (cliff vesting), subject to performance and/or market conditions.

There were approximately 1.5 million shares available for grant under the SAIP as of December 31, 2024.

Stock-based compensation expense, excluding expense related to retention awards issued in conjunction with acquisitions, is included within Compensation and benefits expense on the Consolidated Statements of Comprehensive Income. The expense related to retention awards issued in conjunction with acquisitions is included within Restructuring and acquisition charges.

Stock-based compensation expense by award type is presented below. In 2023, we recognized $13.5 million of stock-based compensation expense reversal associated with the expected achievement against performance measures of certain PSU awards.

	Year Ended December 31,		
(in millions)	**2024**	2023	2022
Restricted stock unit awards	**$ 82.5**	65.9	48.5
Performance stock unit awards	**12.6**	9.0	26.8
Total	**$ 95.1**	74.9	75.3

Restricted Stock Units and Performance Stock Units

	RSU Shares (in 000's)	PSU Shares (in 000's)	Total Shares (in 000's)	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	912.4	646.0	1,558.4	$ 152.27
Granted	353.2	116.5	469.7	204.05
Vested	(395.7)	(175.1)	(570.8)	147.78
Forfeited	(28.6)	(20.4)	(49.0)	168.92
Unvested as of December 31, 2022	841.3	567.0	1,408.3	170.78
Granted	520.5	185.2	705.7	143.64
Vested	(296.8)	(257.2)	(554.0)	126.28
Forfeited	(74.9)	(36.9)	(111.8)	164.42
Unvested as of December 31, 2023	990.1	458.1	1,448.2	175.07
Granted	**500.9**	**168.7**	**669.6**	**210.34**
Vested	**(347.5)**	**(109.0)**	**(456.5)**	**184.86**
Forfeited	**(52.8)**	**(92.1)**	**(144.9)**	**173.88**
Unvested as of December 31, 2024	**1,090.7**	**425.7**	**1,516.4**	**$ 187.78**

As of December 31, 2024, we had $93.5 million of unamortized deferred compensation related to unvested RSUs and PSUs, which we anticipate to be recognized over a weighted average period of 1.3 years.

Shares vested during the years ended December 31, 2024, 2023 and 2022 had grant date fair values of $84.4 million, $70.0 million, and $84.3 million, respectively. Shares granted during the years ended December 31, 2024, 2023 and 2022 had grant date fair values of $140.8 million, $101.4 million and $95.8 million, respectively.

7. RETIREMENT PLANS

Defined Contribution Plans

We have a qualified profit sharing plan subject to United States Internal Revenue Code Section 401(k) for eligible U.S. employees. A plan participant is allowed to contribute between 1% to 50% of their compensation to the 401(k) plan, subject to limits imposed by the IRS. We make employer matching contributions under this qualified profit sharing plan that are reflected in Compensation and benefits in the accompanying Consolidated Statements of Comprehensive Income. For 2024, 2023 and 2022 we matched 100% on the first 3% of annual compensation contributed to the plan and 50% on the next 2%. The related trust assets of this plan are managed by trustees and are excluded from the accompanying Consolidated Financial Statements. In addition, we maintain several defined contribution retirement plans for eligible non-U.S. employees. The table below provides detail of employer contributions for these plans.

	Year Ended December 31,		
(in millions)	**2024**	2023	2022
Employer contributions (U.S. employees)	**$ 54.8**	52.1	50.1
Employer contributions (non-U.S. employees)	**56.8**	46.9	43.2

Defined Benefit Plans

We maintain five defined benefit pension plans across Europe. It is our policy to fund at least the minimum annual contributions as actuarially determined and as required by applicable laws and regulations. Our contributions to these plans are invested by the plan trustee and, if the investment performance is not sufficient, we may be required to provide additional contributions to cover any pension underfunding. Our largest plan has been closed to new entrants since 2013. The following table provides the projected benefit obligation and plan assets, the net of which represents our funded status, as well as the accumulated benefit obligations of our defined benefit pension plans.

	December 31,	
(in millions)	**2024**	2023
Projected benefit obligation	**$ 244.9**	277.4
Fair value of plan assets	**285.7**	315.3
Funded status and net amount recognized	**40.8**	37.9
Accumulated benefit obligation	**$ 244.9**	277.4

The primary driver for the year-over-year change in projected benefit obligation was an actuarial gain driven by an increase in discount rate assumptions.

Defined benefit pension plan amounts recorded in the Consolidated Balance Sheets are presented in the below table.

	December 31,	
(in millions)	**2024**	2023
Pension assets (included in Other assets)	**$ 42.8**	41.8
Pension liabilities (included in Other liabilities)	**(2.0)**	(3.9)
Net asset recognized	**$ 40.8**	37.9
Accumulated other comprehensive loss	**$ 94.2**	100.4

Net periodic pension cost (benefit) was not material during the three-year period ended December 31, 2024.

8. INCOME TAXES

Our provision for income taxes consisted of the following:

(in millions)		Year Ended December 31, 2024	2023	2022
U.S. federal:				
Current	**$**	**34.1**	88.1	81.7
Deferred		**(22.7)**	(160.1)	(5.8)
	$	**11.4**	(72.0)	75.9
State and Local:				
Current	**$**	**12.8**	33.4	29.2
Deferred		**(5.7)**	(54.6)	2.1
	$	**7.1**	(21.2)	31.3
International:				
Current	**$**	**120.7**	161.2	136.3
Deferred		**(6.7)**	(42.3)	(42.7)
	$	**114.0**	118.9	93.6
Total	**$**	**132.5**	25.7	200.8

The U.S. Internal Revenue Code contains two code sections, the Base Erosion Anti-Abuse Tax and Global Intangible Low-Taxed Income Tax, for which we treat any associated income tax as a period cost and record an expense provision for any year we are subject to the taxes. Accordingly, the estimated impacts of these taxes were included in our provision for income taxes for all periods presented.

Due to the generation of net operating loss carryovers, our current tax expense increased by $36.0 million, $69.1 million and $25.6 million in 2024, 2023 and 2022, respectively, and our deferred tax expense was reduced by a corresponding amount.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 21% to earnings before provision for income taxes as a result of the following:

($ in millions)		Year Ended December 31, 2024			2023			2022	
Income tax expense at statutory rates	**$**	**142.6**	**21.0 %**	$	52.9	21.0 %	$	208.7	21.0 %
Increase (reduction) in income taxes from:									
State and local income taxes, net of federal income tax benefit		**5.4**	**0.8**		(17.1)	(6.8)		26.8	2.7
Nondeductible expenses		**13.8**	**2.0**		7.1	2.9		13.9	1.4
International earnings taxed at various rates		**(32.3)**	**(4.8)**		(58.4)	(23.2)		(34.7)	(3.5)
Valuation allowance		**12.7**	**1.9**		41.3	16.4		(4.8)	(0.5)
Other, net		**(9.7)**	**(1.4)**		(0.1)	(0.1)		(9.1)	(0.9)
Total	**$**	**132.5**	**19.5 %**	$	25.7	10.2 %	$	200.8	20.2 %

With respect to international earnings taxed at varying rates, we have operations which constitute a taxable income presence in over 90 countries or other taxable jurisdictions outside of the U.S. which are treated as such by the U.S. Internal Revenue Code. Of those countries or other taxable jurisdictions, 70 had income tax rates lower than the combined U.S. federal and state income tax rate in 2024.

In defining "very low tax rate jurisdictions," we consider effective tax rates applicable in 2024 based upon income levels and including national and municipal, state or provincial taxes also based upon income levels, which may cause those effective rates to differ from the maximum national statutory rates for the jurisdictions. We consider jurisdictions with a tax rate of 25% or lower to be very low tax rate jurisdictions, based upon our historical practice. Effective January 1, 2018, the U.S. federal income tax rate was reduced to 21%. However, factoring in the impact of state income taxes, we do not consider the U.S. to be a very low tax rate jurisdiction. With respect to very low tax rate jurisdictions in which we operate, income from Hong Kong (16.5%), Singapore (17%), and Israel (23%) represent the most significant components of the international earnings line item in our effective tax rate reconciliation. In the aggregate, these very low tax rate jurisdictions contributed a large proportion of the difference between the actual income tax provision for international earnings and the equivalent provision at the U.S. federal and state statutory rate in 2024.

Our income (loss) before taxes from domestic (U.S.) and international sources is presented in the following table.

	Year Ended December 31,		
(in millions)	**2024**	2023	2022
Domestic	$ **93.4**	(175.5)	447.9
International	**585.9**	427.4	546.3
Total	$ **679.3**	251.9	994.2

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,	
(in millions)	**2024**	2023
Deferred tax assets attributable to:		
Accrued expenses	$ **472.3**	511.3
U.S. federal and state loss and credit carryovers	**66.2**	55.1
Allowances for uncollectible accounts	**37.5**	37.6
International loss carryovers	**330.6**	313.0
Investments	**20.4**	1.6
Pension liabilities	**27.9**	27.7
Deferred tax assets	**954.9**	946.3
Less: valuation allowances	**(164.9)**	(172.7)
Net deferred tax assets	$ **790.0**	773.6
Deferred tax liabilities attributable to:		
Property and equipment	$ **8.4**	24.8
Intangible assets	**277.5**	277.7
Income deferred for tax purposes	**26.6**	11.4
Other	**4.9**	7.1
Deferred tax liabilities	$ **317.4**	321.0
Net deferred taxes	$ **472.6**	452.6

The increase in gross deferred tax assets in 2024 was primarily the result of increases in net operating loss carryovers. The decrease in valuation allowances was primarily the result of foreign currency movement.

We have not provided a deferred tax liability on the unremitted foreign earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the U.S. If repatriation of all such earnings were to occur, we would incur withholding taxes, dividend distribution taxes and potentially an amount of gain taxation which is not presently determinable.

As of December 31, 2024, we had an available U.S. federal net operating loss ("NOL") carryover of $47.6 million from acquired companies, for which we have established a full valuation allowance due to significant statutory limitations on its usage, and which will begin to expire in 2028. We have U.S. state NOL carryovers with a tax effect of $19.2 million, which expire at various dates through 2044, and international NOL carryovers of $1,324.0 million, which generally do not have expiration dates. The change in deferred tax balances for NOL carryovers from 2023 to 2024 included increases from current year losses and decreases from current year estimated utilization.

As of December 31, 2024, we believe it is more-likely-than-not the net deferred tax assets of $472.6 million will be realized based upon our estimates of future taxable income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain international NOL carryovers, for which we have concluded recognition is not yet appropriate. In 2024, we reduced valuation allowances by $30.1 million on some jurisdictions' NOLs due to the utilization or expiration of those losses; and we increased valuation allowances by $28.3 million for other jurisdictions based upon circumstances that caused us to establish or continue to provide valuation allowances on current or prior-year losses (including acquired NOL carryovers) in addition to those provided in prior years. The remaining movement in valuation allowances comparing December 31, 2024 to December 31, 2023 was attributable to the effect of changes in foreign currency exchange rates.

As of December 31, 2024, our net current payable for income tax was $68.0 million, consisting of a current receivable of $218.2 million and current payable of $286.2 million, and our net noncurrent liability was $62.2 million, entirely a noncurrent payable. As of December 31, 2023, our net current payable for income tax was $154.3 million, consisting of a current receivable of $215.8 million and a current payable of $370.1 million, and our net noncurrent liability was $87.6 million, entirely a noncurrent payable. The current receivables, current payables, and noncurrent payables are included in Notes and other receivables, Accounts payable and accrued liabilities, and Other liabilities, respectively, on our Consolidated Balance Sheets.

We file income tax returns in the U.S. (including 46 states, 25 cities, the District of Columbia and Puerto Rico), the United Kingdom (including England, Scotland and Wales), Australia, Germany, The People's Republic of China (including Hong Kong and Macau), France, Japan, Singapore, India, the Netherlands, Spain and approximately 80 other countries. Generally, our open tax years include those from 2021 to the present, although reviews of taxing authorities for more recent years have been completed or are in process in a number of jurisdictions.

As of December 31, 2024, we were under examination in Germany, Nigeria, Pakistan, Turkey, Egypt, Portugal, Sweden, Ireland, Israel, Indonesia, India, Malaysia, Mauritius, the Philippines, Hong Kong, Sri Lanka, Singapore, and Thailand. In the U.S., we were under examination in the states of Colorado, Massachusetts, New York, Utah and New York City.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is presented in the following table.

(in millions)		2024	2023
Balance as of January 1,	**$**	**71.2**	75.1
Additions based on tax positions related to the current year		**2.8**	2.9
Increase (decrease) related to tax positions of prior years		**1.6**	(6.8)
Settlements with taxing authorities		**(1.9)**	—
Balance as of December 31,	**$**	**73.7**	71.2

We believe it is reasonably possible that matters for which we have recorded $42.8 million of unrecognized tax benefits as of December 31, 2024 will be resolved during 2025. The recognition of tax benefits, and other changes to the amounts of our unrecognized tax benefits, may occur as the result of ongoing operations, the outcomes of audits or other examinations by tax authorities, or the passing of statutes of limitations. We do not expect changes to our unrecognized tax benefits to have a significant impact on net income, the financial position, or the cash flows of JLL. We do not believe we have material tax positions for which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility.

We recognize interest accrued and penalties, if any, in Income tax provision on our Consolidated Statements of Comprehensive Income. During the years ended December 31, 2024, 2023 and 2022, the amount of interest expense and penalties was not material. In addition, the amount of accrued interest related to income taxes was not material as of December 31, 2024 and 2023.

9. FAIR VALUE MEASUREMENTS

We measure certain assets and liabilities in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date. In addition, it establishes a framework for measuring fair value according to the following three-tier fair value hierarchy:

- Level 1 - Quoted prices for identical assets or liabilities in active markets accessible as of the measurement date;
- Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Financial Instruments

Our financial instruments include Cash and cash equivalents, Trade receivables, Notes and other receivables, Reimbursable receivables, Warehouse receivables, restricted cash, contract assets, Accounts payable, Reimbursable payables, Short-term borrowings, Commercial paper, contract liabilities, Warehouse facilities, Credit facility, Long-term debt and foreign currency forward contracts. The carrying amounts of Cash and cash equivalents, Trade receivables, Notes and other receivables, Reimbursable receivables, restricted cash, contract assets, Accounts payable, Reimbursable payables, contract liabilities and the Warehouse facilities approximate their estimated fair values due to the short-term nature of these instruments. The carrying values of our Credit facility, Short-term borrowings, and Commercial paper approximate their estimated fair values given the variable interest rate terms and market spreads.

We estimated the fair value of our Long-term debt using dealer quotes that are Level 2 inputs in the fair value hierarchy. The fair value and carrying value of our debt are presented in the following table.

	December 31,	
(in millions)	**2024**	2023
Long-term debt, fair value	**$ 785.2**	798.1
Long-term debt, carrying value, net of debt issuance costs	**756.7**	779.3

Investments at Fair Value - Net Asset Value ("NAV")

We report a significant portion of our investments at fair value. For such investments, we increase or decrease our investment each reporting period by the change in the fair value, and we report these fair value adjustments in our Consolidated Statements of Comprehensive Income within Equity (losses) earnings.

For a subset of our investments reported at fair value, we estimate the fair value using the NAV per share (or its equivalent) our investees provide. Critical inputs to NAV estimates included valuations of the underlying real estate assets and borrowings, which incorporate investment-specific assumptions such as discount rates, capitalization rates, rental and expense growth rates, and asset-specific market borrowing rates. We did not consider adjustments to NAV estimates provided by investees, including adjustments for any restrictions to the transferability of ownership interests embedded within investment agreements to which we are a party, to be necessary based upon (i) our understanding of the methodology utilized and inputs incorporated to estimate NAV at the investee level, (ii) consideration of market demand for the specific types of real estate assets held by each venture and (iii) contemplation of real estate and capital markets conditions in the localities in which these ventures operate. As of December 31, 2024 and 2023, investments at fair value using NAV were $367.9 million and $321.8 million, respectively. As these investments are not required to be classified in the fair value hierarchy, they have been excluded from the following table.

Recurring Fair Value Measurements

The following table categorizes by level in the fair value hierarchy the estimated fair value of our assets and liabilities measured at fair value on a recurring basis.

	December 31,					
	2024			2023		
(in millions)	**Level 1**	**Level 2**	**Level 3**	Level 1	Level 2	Level 3
Assets						
Investments - fair value	**$ 43.8**	**—**	**330.3**	51.7	—	367.3
Foreign currency forward contracts receivable	**—**	**4.9**	**—**	—	12.5	—
Warehouse receivables	**—**	**770.7**	**—**	—	677.4	—
Deferred compensation plan assets	**—**	**664.0**	**—**	—	604.3	—
Mortgage banking derivative assets	**—**	**—**	**161.1**	—	—	128.0
Total assets at fair value	**$ 43.8**	**1,439.6**	**491.4**	51.7	1,294.2	495.3
Liabilities						
Foreign currency forward contracts payable	**$ —**	**13.9**	**—**	—	8.8	—
Deferred compensation plan liabilities	**—**	**658.4**	**—**	—	576.1	—
Earn-out liabilities	**—**	**—**	**35.8**	—	—	57.5
Mortgage banking derivative liabilities	**—**	**—**	**67.3**	—	—	117.7
Total liabilities at fair value	**$ —**	**672.3**	**103.1**	—	584.9	175.2

Investments

We classify one investment as Level 1 in the fair value hierarchy as a quoted price is readily available. We increase or decrease our investment each reporting period by the change in the fair value of the investment. We report the fair value adjustments in the Consolidated Statements of Comprehensive Income within Equity (losses) earnings.

Investments classified as Level 3 in the fair value hierarchy represent investments in early-stage non-public entities where we elected the fair value option. For most of our investments, the carrying value was deemed to approximate fair value due to the proximity of the investment date, or date of most recent financing raise, to the balance sheet date, as well as consideration of investee-level performance updates. The fair value of certain investments is estimated using significant unobservable inputs which requires judgment due to the absence of market data. In determining the estimated fair value of these investments, we utilize appropriate valuation techniques including discounted cash flow analyses, scorecard method, Black-Scholes models and other methods as appropriate. Key inputs include projected cash flows, discount rates, peer group multiples and volatility.

To the extent there are changes in fair value, we recognize such changes through Equity (losses) earnings.

Foreign Currency Forward Contracts

We regularly use foreign currency forward contracts to manage our currency exchange rate risk related to intercompany lending and cash management practices. These contracts are on the Consolidated Balance Sheets as current assets and current liabilities. We determine the fair values of these contracts based on current market rates. The inputs for these valuations are Level 2 in the fair value hierarchy. The following table details the gross notional value and net basis of these contracts.

	December 31,	
(in billions)	**2024**	2023
Foreign currency forward contracts, gross notional value	**$ 2.21**	2.07
Foreign currency forward contracts, net basis	**1.08**	1.21

We record the asset and liability positions for our foreign currency forward contracts based on the net payable or net receivable position with the financial institutions from which we purchase these contracts. The outstanding balances of these contracts are presented in the following table.

		December 31,	
(in millions)		**2024**	2023
Net asset, receivable positions	$	**5.4**	15.2
Net asset, payable positions		**(0.5)**	(2.7)
Foreign currency forward contracts receivable	$	**4.9**	12.5
Net liability, receivable positions	$	**(1.9)**	(3.2)
Net liability, payable positions		**15.8**	12.0
Foreign currency forward contracts payable	$	**13.9**	8.8

Warehouse Receivables

The fair value of the Warehouse receivables is based on already locked-in security-buy prices. As of December 31, 2024 and 2023, all of our Warehouse receivables included in the Consolidated Balance Sheets were under commitment to be purchased by government-sponsored enterprises ("GSEs") or by a qualifying investor as part of a U.S. government or GSE mortgage-backed security program. The Warehouse receivables are classified as Level 2 in the fair value hierarchy as all significant inputs are readily observable.

Deferred Compensation Plan

We maintain a deferred compensation plan for certain of our U.S. employees and members of our Board of Directors that allows them to defer portions of their compensation. We invest directly in insurance contracts which yield returns to fund these deferred compensation obligations. We recognize an asset for the amount that could be realized under these insurance contracts as of the balance sheet date, and we adjust the deferred compensation obligation to reflect the changes in the fair value of the amount owed to the employees. The inputs for this valuation are Level 2 in the fair value hierarchy. We reflect this plan on our Consolidated Balance Sheet as Deferred compensation plan assets, long-term deferred compensation plan liabilities, included in Deferred compensation, and as a reduction of equity, Shares held in trust. The components of the plan are presented in the following table.

		December 31,	
(in millions)		**2024**	2023
Deferred compensation plan assets	$	**664.0**	604.3
Long-term deferred compensation plan liabilities		**658.4**	576.1
Shares held in trust		**11.8**	10.4

Earn-Out Liabilities

We classify our Earn-out liabilities within Level 3 in the fair value hierarchy because the inputs we use to develop the estimated fair value include unobservable inputs. We base the fair value of our Earn-out liabilities on the present value of probability-weighted future cash flows related to the earn-out performance criteria on each reporting date. We determine the probabilities of achievement we assign to the performance criteria based on the due diligence we performed at the time of acquisition as well as actual performance achieved subsequent to acquisition. An increase to a probability of achievement would result in a higher fair value measurement. See Note 4, Business Combinations, Goodwill and Other Intangible Assets, for additional discussion of our Earn-out liabilities.

Mortgage Banking Derivatives

In the normal course of business, we enter into simultaneous contractual commitments to originate and sell multi-family mortgage loans at fixed prices with fixed expiration dates. Commitments to borrowers become effective when the borrowers "lock-in" a specified interest rate and maximum principal balance for an established time frame (hereinafter referred to as an interest rate lock commitment or "IRLC"). All mortgagors are evaluated for creditworthiness prior to execution of an IRLC.

We are exposed to market interest risk (the risk of movement in market interest rates following the execution of an IRLC) until a loan is funded and onwards through delivery. To mitigate the effect of the interest rate risk inherent in providing IRLCs to borrowers, we simultaneously enter into a forward commitment to sell the eventual loan associated with the IRLC to a GSE or other investor. Similar to the IRLC, the forward sale commitment locks in an interest rate, maximum principal balance, and price for the sale of the loan. Ultimately, the terms of the forward sale commitment and the IRLC are matched in substantially all respects, with the objective of eliminating market interest rate and other balance sheet risk to the extent practical. As an additional element of protection, forward sale commitments extend for a longer period of time as compared to IRLCs to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan in accordance with the terms of the sale commitment.

The fair value of our IRLCs to prospective borrowers and the related inputs primarily include, as applicable, the expected net cash flows associated with servicing the loan and the effects of interest rate movements between the date of the IRLC and the balance sheet date based on applicable published U.S. Treasury rates.

The fair value of our forward sales contracts to prospective investors considers the market price movement of a similar security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

Both the rate lock commitments to prospective borrowers and the forward sale contracts to prospective investors are undesignated derivatives and considered Level 3 valuations due to significant unobservable inputs related to nonperformance risk. An increase in nonperformance risk assumptions would result in a lower fair value measurement. The fair valuation is determined using discounted cash flow techniques, and the derivatives are marked to fair value through Revenue in the Consolidated Statements on Comprehensive Income.

The tables below present a reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

(in millions)	**Balance as of December 31, 2023**	**Net change in fair value**	**Foreign CTA[1]**	**Purchases / Additions**	**Settlements**	**Transfers in (out)[2]**	**Balance as of December 31, 2024**
Investments	**$ 367.3**	**(53.9)**	**(0.6)**	**5.2**	**—**	**12.3**	**$ 330.3**
Mortgage banking derivative assets and liabilities, net	**10.3**	**126.4**	**—**	**126.6**	**(169.5)**	**—**	**93.8**
Earn-out liabilities	**57.5**	**(32.5)**	**(0.2)**	**13.4**	**(2.3)**	**(0.1)**	**35.8**

(in millions)	Balance as of December 31, 2022	Net change in fair value	Foreign CTA[1]	Purchases / Additions	Settlements	Transfers in (out)[2]	Balance as of December 31, 2023
Investments	$ 452.0	(175.0)	1.2	22.2	—	66.9	$ 367.3
Mortgage banking derivative assets and liabilities, net	20.7	56.8	—	123.2	(190.4)	—	10.3
Earn-out liabilities	73.2	(4.4)	0.1	—	(10.5)	(0.9)	57.5

(1) CTA: Currency translation adjustments

(2) Within Investments, notes receivable (inclusive of accrued interest) converted to unconsolidated equity investments upon maturity and was classified as a Level 3 investment immediately.

Net change in fair value, included in the tables above, is reported in Net income as follows.

Category of Assets/Liabilities using Unobservable Inputs	Consolidated Statements of Comprehensive Income Account Caption
Earn-out liabilities (short-term and long-term)	Restructuring and acquisition charges
Investments	Equity (losses) earnings
Other current assets - Mortgage banking derivative assets	Revenue
Other current liabilities - Mortgage banking derivative liabilities	Revenue

Non-Recurring Fair Value Measurements

We review our investments, except those investments otherwise reported at fair value, on a quarterly basis, or as otherwise deemed necessary, for indications of whether we may be unable to recover the carrying value of our investments and whether such investments are other than temporarily impaired. When the carrying amount of the investment is in excess of the estimated future undiscounted cash flows, we use a discounted cash flow approach or other acceptable method to determine the fair value of the investment in computing the amount of the impairment. Our determination of fair value primarily relies on Level 3 inputs. During the year ended December 31, 2022, we recognized an investment-level impairment charge on one investment accounted for under the equity method of accounting, as further described in Note 5, Investments. We did not recognize any additional significant investment-level impairment losses during the three-year period ended December 31, 2024.

10. DEBT

Debt is composed of the following obligations.

		December 31,	
(in millions)		**2024**	2023
Local overdraft facilities	**$**	**18.9**	13.4
Other short-term borrowings		**134.9**	134.5
Commercial paper, net of debt issuance costs of $0.7 and $—		**199.3**	—
Total short-term debt, net of debt issuance costs	**$**	**353.1**	147.9
Credit facility, net of debt issuance costs of $11.4 and $14.4		**88.6**	610.6
Long-term senior notes, 1.96%, face amount of €175.0, due June 2027, net of debt issuance costs of $0.3 and $0.4		**181.2**	193.3
Long-term senior notes, 6.875%, face amount of $400.0, due December 2028, net of debt issuance costs of $5.6 and $7.1		**394.4**	392.9
Long-term senior notes, 2.21%, face amount of €175.0, due June 2029, net of debt issuance costs of $0.5 and $0.6		**181.1**	193.1
Total debt, net of debt issuance costs	**$**	**1,198.4**	1,537.8

Commercial Paper Program

On June 27, 2024, we established a commercial paper program (the "Program") in which we may issue up to $2.5 billion of short-term, unsecured and unsubordinated commercial paper notes at any time, under the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. Amounts available under the Program may be borrowed, repaid and re-borrowed from time to time. Payment of the Program notes will be fully and unconditionally guaranteed on an unsecured and unsubordinated basis. We intend to use net proceeds of the Program for general corporate purposes.

Notes issued under the Program will be sold under customary market terms in the U.S. commercial paper market at par less a discount representing an interest factor or, if interest bearing, at par. The maturities of the Program notes may vary but may not exceed 397 days from the date of issuance. The Program notes and guarantee of payment thereof will rank pari passu with all other unsecured and unsubordinated indebtedness.

Credit Facilities

We have a $3.3 billion unsecured revolving credit facility (the "Facility") that matures on November 3, 2028. Pricing on the unsecured revolving credit facility (the "Facility") ranges from Adjusted Term ("SOFR") plus 0.875% to 1.35%, with pricing including facility fees, as of December 31, 2024 at Adjusted Term SOFR plus 0.98%.

In addition, we have an uncommitted credit agreement (the "Uncommitted Facility"), which allows for discretionary short-term liquidity of up to $400.0 million. Interest and fees are set at the time of utilization and calculated on a 360-day basis. Between quarter-end dates, we intend to use the proceeds to reduce indebtedness under the Facility at a lower interest rate. As such, the Uncommitted Facility had no outstanding balance as of December 31, 2024 and 2023.

The following table provides additional information on our Facility, Uncommitted Facility, and the Program collectively.

	Year Ended December 31,		
($ in millions)		**2024**	2023
Average outstanding borrowings	$	**1,381.4**	1,875.9
Average effective interest rate		**5.9 %**	5.9 %

We will continue to use the Facility for, but not limited to, business acquisitions, working capital needs (including payment of accrued incentive compensation), co-investment activities, share repurchases and capital expenditures.

Short-Term and Long-Term Debt

In addition to our credit facilities, we had the capacity to borrow up to an additional $42.5 million under local overdraft facilities as of December 31, 2024. Amounts outstanding are presented in the debt table above.

As of December 31, 2024, our issuer and senior unsecured ratings were investment grade: Baa1 from Moody's Investors Service, Inc. and BBB+ from Standard & Poor's Ratings Services.

Covenants

Our Facility and senior notes are subject to customary financial and other covenants, including cash interest coverage ratios and leverage ratios, as well as event of default conditions. We remained in compliance with all covenants as of December 31, 2024.

Warehouse Facilities

		December 31, 2024		December 31, 2023	
($ in millions)		**Outstanding Balance**	**Maximum Capacity**	Outstanding Balance	Maximum Capacity
Warehouse facilities:					
SOFR plus 1.40%, expires September 15, 2025[1]	$	**341.3**	**700.0**	159.0	700.0
SOFR plus 1.30%, expires September 13, 2025[1]		**416.5**	**2,100.0**	405.1	1,200.0
SOFR plus 1.40%, expires October 23, 2025[1]		**8.8**	**400.0**	62.3	400.0
Fannie Mae ASAP[2] program, SOFR plus 1.25%		**75.3**	**n/a**	37.3	n/a
Gross warehouse facilities		**841.9**	**3,200.0**	663.7	2,300.0
Debt issuance costs		**(0.9)**	**n/a**	(1.0)	n/a
Total warehouse facilities	$	**841.0**	**3,200.0**	662.7	2,300.0

(1) Warehouse facility has been amended since December 31, 2023. Refer to our previously filed Form 10-K for specific terms of the agreement for the comparative period.

(2) As Soon As Pooled ("ASAP") funding program.

We have lines of credit established for the sole purpose of funding our Warehouse receivables. These lines of credit exist with financial institutions and are secured by the related warehouse receivables. Pursuant to these facilities, we are required to comply with certain financial covenants regarding (i) minimum net worth, (ii) minimum servicing-related loans and (iii) minimum adjusted leverage ratios. We remained in compliance with all covenants under our facilities as of December 31, 2024.

As a supplement to our lines of credit, we have an uncommitted facility with Fannie Mae under its As Soon As Pooled ("ASAP") funding program. After origination, we sell certain warehouse receivables to Fannie Mae; the proceeds are used to repay the original lines of credit used to fund the loan. The ASAP funding program requires us to repurchase these loans, generally within 45 days, followed by an immediate, ultimate, sale back to Fannie Mae. The difference between the price paid upon the original sale to Fannie Mae and the ultimate sale reflects borrowing costs.

11. LEASES

For the years ended December 31, 2024, 2023 and 2022, operating lease expense was $191.3 million, $187.4 million and $185.5 million, respectively, and variable and short-term lease expense was $50.3 million, $44.5 million and $38.8 million, respectively. In addition, $169.6 million and $117.3 million of Operating lease right-of-use assets were obtained in exchange for lease obligations during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, our total commitments related to finance leases was $27.8 million. Leases in which we sublet do not represent a significant portion of our leasing activity.

Minimum future lease payments due in each of the next five years and thereafter, as of December 31, 2024, are presented in the table below.

(in millions)		
2025	**$**	**191.9**
2026		**178.0**
2027		**152.6**
2028		**128.8**
2029		**111.3**
Thereafter		**282.4**
Total future minimum lease payments	**$**	**1,045.0**
Less imputed interest		**139.0**
Total	**$**	**906.0**

Other information related to operating leases is as follows.

	December 31, 2024
Weighted average remaining lease term	**6.5 years**
Weighted average discount rate	**4.2 %**

12. TRANSACTIONS WITH AFFILIATES

As part of our co-investment strategy, we have equity interests in real estate ventures, some of which have certain of our officers as trustees or board of director members, and from which we earn advisory and management fees.

Included in the accompanying Consolidated Financial Statements was revenue of $631.7 million, $896.4 million and $686.4 million for 2024, 2023 and 2022, respectively, as well as receivables of $115.6 million and $179.2 million as of December 31, 2024 and 2023, respectively, related to transactions with affiliates.

The outstanding balance of loans to employees are presented in the following table. The Company does not extend credit or provide personal loans to any director or executive officer of JLL.

	December 31,		
(in millions)		**2024**	2023
Loans related to co-investments [1]	$	**81.0**	67.0
Advances, travel and other [2]		**427.5**	389.6
Total	$	**508.5**	456.6

(1) These nonrecourse loans have been made to allow employees the ability to participate in investment fund opportunities. Such amounts are included in Investments on our Consolidated Balance Sheets.

(2) Consists primarily of commissions and other compensation advances to employees that are amortized to Compensation and benefits based on performance over required service periods. Such amounts are included in Notes and other receivables and Long-term receivables on our Consolidated Balance Sheets.

13. COMMITMENTS AND CONTINGENCIES

We are a defendant in various litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these litigation matters are covered by insurance (including insurance provided through a consolidated captive insurance company as further discussed below), but they may nevertheless be subject to large deductibles and the amounts being claimed may exceed the available insurance. Although we cannot determine the ultimate liability for these matters, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

Professional Indemnity Insurance

To better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance coverage for certain types of claims by using a wholly-owned captive insurance company. The level of risk retained by us, including our captive insurance company, with respect to professional indemnity claims, is up to $10.0 million per claim. We contract third-party insurance companies to provide coverage of risk in excess of this amount. When a potential loss event occurs, we estimate the ultimate cost of the claim and accrue the amount in Other current and long-term liabilities on our Consolidated Balance Sheets when probable and estimable. In addition, we have established receivables from third-party insurance providers for claim amounts in excess of the risk retained by our captive insurance company. As of December 31, 2024 and 2023, these receivables were $0.5 million and $2.5 million, respectively, and are included in Notes and other receivables on our Consolidated Balance Sheets.

The following table shows the professional indemnity accrual activity and related payments.

(in millions)		
December 31, 2021	$	1.2
New claims		1.3
Prior year claims adjustments (including foreign currency changes)		(0.1)
Claims paid		(0.2)
December 31, 2022		2.2
New claims		7.0
Prior year claims adjustments (including foreign currency changes)		5.2
Claims paid		(5.0)
December 31, 2023		9.4
New claims		**1.0**
Prior year claims adjustments (including foreign currency changes)		**1.0**
Claims paid		**(7.2)**
December 31, 2024	**$**	**4.2**

DUS Program Loan Loss-Sharing

As a participant in the DUS program, we retain a portion of the risk of loss for loans that are originated and sold under the DUS program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios. Generally, we share approximately one-third of incurred losses, subject to a cap of 20% of the principal balance of the mortgage at origination. As of December 31, 2024 and 2023, we had loans, funded and sold, subject to loss-sharing arrangements with an aggregate UPB of $23.0 billion and $20.8 billion, respectively. We incurred $0.4 million in loan losses for the year ended December 31, 2024. There were no loan losses incurred for the years ended December 31, 2023 and 2022. See "Financial Guarantees" section of Note 2, Summary of Significant Accounting Policies, for additional information.

Loan Repurchase

In August of 2024, we repurchased a loan, which we originated and sold to Fannie Mae, with an UPB of $74.25 million. For the twelve months ended December 31, 2024, we recognized net expense of $19.5 million within Operating, administrative and other expenses, for the estimated loss associated with the repurchase. This amount primarily reflected the difference between our estimate of the current fair value of the repurchased loan and the repurchase price, including amounts in excess of the UPB for items such as unpaid interest. The acquired asset is not held for investment and is included in Restricted cash, prepaid and other on our Consolidated Balance Sheets.

14. RESTRUCTURING AND ACQUISITION CHARGES

Restructuring and acquisition charges include cash and non-cash expenses. Cash-based charges primarily consist of (i) severance and employment-related charges, including those related to external service providers, incurred in conjunction with a structural business shift, which can be represented by a notable change in headcount, change in leadership, or transformation of business processes, (ii) acquisition, transaction and integration-related charges and (iii) other restructuring including lease exit charges. Non-cash charges include (i) stock-based compensation expense for retention awards issued in conjunction with prior-period acquisitions and (ii) fair value adjustments to earn-out liabilities relating to prior-period acquisition activity. Restructuring and acquisition charges are presented in the table below.

	Year Ended December 31,		
(in millions)	**2024**	2023	2022
Severance and other employment-related charges	$ **27.1**	62.1	44.5
Restructuring, pre-acquisition and post-acquisition charges	**26.3**	39.6	57.5
Stock-based compensation expense for post-acquisition retention awards	**2.3**	3.4	6.1
Fair value adjustments to earn-out liabilities	**(32.6)**	(4.4)	(3.3)
Restructuring and acquisition charges	$ **23.1**	100.7	104.8

We expect nearly all expenses related to (i) severance and other employment-related charges and (ii) restructuring, pre-acquisition and post-acquisition charges as of December 31, 2024 will be paid during the next twelve months.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The table below presents the changes in Accumulated other comprehensive income (loss) by component.

(in millions)	**Pension and postretirement benefit**	**Cumulative foreign currency translation adjustment**	**Total**
Balance as of December 31, 2022	$ (64.2)	(584.0)	$ (648.2)
Other comprehensive (loss) income before reclassification	(1.4)	56.3	54.9
Amounts reclassified from AOCI after tax expense of $0.5, $- and $0.5	1.8	—	1.8
Other comprehensive income after tax expense of $3.2, $- and $3.2	0.4	56.3	56.7
Balance as of December 31, 2023	(63.8)	(527.7)	(591.5)
Other comprehensive income (loss) before reclassification	**6.6**	**(72.4)**	**(65.8)**
Amounts reclassified from AOCI after tax expense of $0.6, $- and $0.6	**1.7**	**8.7**	**10.4**
Other comprehensive income (loss) after tax expense of $2.2, $- and $2.2	**8.3**	**(63.7)**	**(55.4)**
Balance as of December 31, 2024	**$ (55.5)**	**(591.4)**	**$ (646.9)**

For pension and postretirement benefits, we report amounts reclassified from Accumulated other comprehensive loss in Other income within the Consolidated Statements of Comprehensive Income.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to the members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2024, the principal executive officer and principal financial officer of the Company have concluded the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework (2013)*, our management concluded our internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, the Independent Registered Public Accounting Firm that audited the Consolidated Financial Statements included in this Annual Report on Form 10-K, issued an audit report on the Company's internal control over financial reporting. That Report of Independent Registered Public Accounting Firm is included in Item 8. Financial Statements and Supplementary Data.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to the Company's internal controls over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

On December 23, 2024, Christian Ulbrich, the Company’s Chief Executive Officer, entered into a pre-planned stock trading arrangement (the “Trading Plan”) designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy.

The Trading Plan provides for the sale of up to 30,000 shares of the Company’s common stock over a twelve-month period, subject to certain price thresholds and with no more than 5,000 shares being sold on any trading day. Sales under the Trading Plan may commence no earlier than July 1, 2025, and will terminate on the earlier of June 30, 2026, or when all shares under the plan have been sold.

No other directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of a Rule 10b5-1(c) trading arrangement or a non-Rule 10b5-1 trading arrangement as such terms are defined under Item 1 408(a) or Regulation S-K during the quarter ended December 31, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K in the definitive proxy statement for the annual meeting of shareholders to be held on or about May 20, 2025 ("Proxy Statement"), under the captions "Corporate Governance - Item 1 - Election of Directors" and "Executive Officers" is incorporated herein by reference. The information in the Proxy Statement required by Item 405 of Regulation S-K under the caption "Security Ownership - Delinquent Section 16 Reports" is incorporated herein by reference. The information in the Proxy Statement required by Items 407(d)(4) and 407(d)(5) of Regulation S-K under the caption "Corporate Governance - Board Committees" is incorporated herein by reference.

JLL has adopted a code of ethics that applies to its executives, including its principal executive officer, principal financial officer and principal accounting officer. This code of ethics and JLL's corporate governance policies are posted on JLL's website at www.jll.com. JLL intends to satisfy disclosure requirements regarding amendments to or waivers from its code of ethics by posting such information on this website. The charters of the Audit and Risk, Nominating, Governance and Sustainability, and Compensation committees of JLL's Board of Directors are available on JLL's website as well. This information is also available in print free of charge to any person who requests it.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 and 407(e)(4) and (e)(5) of Regulation S-K in the Proxy Statement under the caption "Executive Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 403 of Regulation S-K in the Proxy Statement under the caption "Security Ownership" is incorporated herein by reference. The following table provides information with respect to Jones Lang LaSalle's common shares issuable under our equity compensation plans.

	December 31, 2024		
(in thousands, except exercise price) PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders			
SAIP	**1,516**	**$187.78**	**1,500**
ESPP	**n/a**	**n/a**	**113**
Subtotal	**1,516**		**1,613**
Equity compensation plans not approved by security holders			
SAYE [(1)]	—	—	**281**
Total	**1,516**		**1,894**

(1) In November 2001, we adopted the SAYE plan for eligible employees of our U.K. based operations. In November 2006, the SAYE plan was extended to employees in our Ireland operations. Under this plan, employee contributions for stock purchases are enhanced by us through an additional contribution of a 15% discount on the purchase price. Options granted under the SAYE plan vest over a period of three to five years. The original SAYE plan was not approved by shareholders since such approval was not required under applicable rules at the time of the adoption of this plan. In 2006, our shareholders approved an amendment to the SAYE plan that increased the number of shares reserved for issuance by 500,000.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K in the Proxy Statement under the caption “Security Ownership - Certain Relationships and Related Transactions” is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K in the Proxy Statement under the caption “Corporate Governance-Director Independence” is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company's independent registered public accounting firm is KPMG, LLP, Chicago, IL, Auditor Firm ID: 185.

The information required by this Item 14 is set forth in the Proxy Statement under the captions "Audit Matters - Information About Our Independent Registered Public Accounting Firm” and incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. **Financial Statements.** See Index to Consolidated Financial Statements in Part II, Item 8 of this report.
2. **Financial Statement Schedules.** No financial statement schedules are included because they are not required or are not applicable, or the required information is set forth in the applicable statements or related notes.
3. **Exhibits.** A list of exhibits is set forth in the Exhibit Index, included below.

ITEM 16. FORM 10-K SUMMARY

None.

Cautionary Note Regarding Forward-Looking Statements

This report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains "forward-looking statements" within the meaning of the federal securities laws. All such statements are qualified by this cautionary note, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may also be included in our other public filings, press releases, our website, and oral and written presentations by management.

Statements in the future tense, and all statements accompanied by terms such as "believe," "will," "may," "could," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and variations thereof and similar terms, are intended to be forward-looking statements. Such statements do not relate strictly to historical or current facts as they relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made, unless an earlier date is specified.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties are described in Part I, Item 1A. Risk Factors and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. The forward-looking statements in this report represent our estimates and assumptions only as of the date of this report, unless an earlier date is specified. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or results, new information, developments or any change in events, or otherwise, after the date of those statements, except to the extent that disclosure may be required by law.

Power of Attorney

Jones Lang LaSalle Incorporated, a Maryland corporation, and the undersigned Directors and officers of Jones Lang LaSalle Incorporated, hereby constitutes and appoints Christian Ulbrich, Karen Brennan and Benjamin Hawke its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of March 18, 2019, by and among Jones Lang LaSalle Incorporated, JLL CM, Inc., JLL CMD, LLC and HFF, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated March 21, 2019 (File No. 001-13145))
3.1	Articles of Restatement of Jones Lang LaSalle Incorporated filed with the Maryland Department of Assessments and Taxation on June 24, 2014 (Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (File No. 001-13145))
3.2	Fourth Amended and Restated Bylaws of the Registrant, effective as of December 11, 2023 (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated December 11, 2023 (File No. 001-13145))
4.1	Form of certificate representing shares of Jones Lang LaSalle Incorporated common stock (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-13145))
4.2	Indenture, dated as of November 9, 2012 between Jones Lang LaSalle Incorporated and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated November 9, 2012 (File No. 001-13145))
4.3	Second Supplemental Indenture, dated as of November 13, 2023 between Jones Lang LaSalle Incorporated and The Bank of New York Mellon Trust Company, National Association as trustee, for the issuance of 6.875% Senior Notes due 2028, including the Form of 6.875% Senior Notes due 2028 (Incorporated by reference to Exhibit 4.2 to the Report on Form 8-K dated November 8, 2023 (File No. 001-13145))
4.4	Description of Jones Lang LaSalle Incorporated Capital Stock (Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-13145))
10.1	Second Amended and Restated Multicurrency Credit Agreement, dated as of June 21, 2016 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 23, 2016 (File No. 001-13145))
10.2	Amendment No.1, dated May 16, 2018 to the Second Amended and Restated Multicurrency Credit Agreement (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (File No. 001-13145))
10.3	Amendment No.2 to the Second Amended and Restated Multicurrency Credit Agreement, dated as of April 14, 2021 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 16, 2021 (File No. 001-13145))
10.4	Amendment No. 3 to the Second Amended and Restated Multicurrency Credit Agreement, dated as of June 16, 2022 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-13145))
10.5	Amendment No. 4 to the Second Amended and Restated Multicurrency Credit Agreement, dated as of August 31, 2022 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated as of August 31, 2022 (File No. 001-13145))
10.6	Amendment No. 5 to the Second Amended and Restated Multicurrency Credit Agreement, dated as of November 3, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated as of November 3, 2023 (File No. 001-13145))
10.7	Amendment No. 6 to the Second Amended and Restated Multicurrency Credit Agreement, dated as of July 3, 2024 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 001-13145)
10.8	Uncommitted Money Market Line Credit Agreement, dated as of November 3, 2022, between Jones Lang LaSalle Incorporated and Societe Generale (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated as of November 3, 2022 (File No. 001-13145))
10.9+	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement used for the Non-Executive Directors' Annual Grants (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (File No. 001-13145))

EXHIBIT NUMBER	DESCRIPTION
10.10+	Form of Jones Lang LaSalle Incorporated Performance Stock Unit Agreement (Under the 2017 Stock Award and Incentive Plan) used for certain Employees'; Incentive Grants. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (File No. 001-13145))
10.11+	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement used for Employees' Annual Grants (Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (File No. 001-13145))
10.12+	2019 Stock Award and Incentive Plan, effective as of May 29, 2019 (as approved by the Shareholders of Jones Lang LaSalle Incorporated on May 29, 2019 and incorporated by reference to ANNEX C to the Proxy Statement included in Schedule 14A filed on April 18, 2019 (File No. 001-13145)).
10.13+	Amended and Restated 2019 Stock Award and Incentive Plan, effective as of May 27, 2021 (as approved by the Shareholders of Jones Lang LaSalle Incorporated on May 27, 2021 and incorporated by reference to Annex C to the Proxy Statement included in Schedule 14A filed on April 16, 2021 (File No. 001-13145)).
10.14+	Second Amended and Restated 2019 Stock Award and Incentive Plan, effective as of May 25, 2023 (as approved by the Shareholders of Jones Lang LaSalle Incorporated on May 25, 2023 and incorporated by reference to Annex C to the Proxy Statement included in Schedule 14A filed on April 14, 2023 (File No. 001-13145)).
10.15+	Form of Jones Lang LaSalle Incorporated Performance Stock Unit Agreement used for certain Employees' Incentive Grants under the 2019 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-13145)
10.16+	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement used for Employees' Annual Grants Agreement under the 2019 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-13145)
10.17+	Form of Jones Lang LaSalle Incorporated Performance Stock Unit Agreement used for Global Executive Board Member Incentive Grants under the Second Amended and Restated 2019 Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-13145))
10.18+	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement used for Global Executive Board Member Incentive Grants under the Second Amended and Restated 2019 Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-13145))
10.19+	HFF, Inc. 2016 Equity Incentive Plan, assumed by the Company in connection with its acquisition of HFF, Inc. pursuant to an Agreement and Plan of Merger, dated as of March 18, 2019, by and among the Company, JLL CM, Inc., JLL CMD, LCC and HFF, Inc. (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8, dated July 1, 2019 (File No. 333-232500))
10.20+	Amended and Restated Severance Pay Plan, effective July 1, 2010 (Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-13145))
10.21+	LaSalle Investment Management Long Term Incentive Compensation Program, amended and restated January 1, 2013 (Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 001-13145))
10.22+	Jones Lang LaSalle Incorporated Deferred Compensation Plan, as amended and restated effective January 1, 2009 (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13145))
10.23+	Jones Lang LaSalle Incorporated First Amendment to Deferred Compensation Plan dated as of December 5, 2011 (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8, dated March 28, 2012 (File No. 333-180405))
10.24+	Jones Lang LaSalle Incorporated Second Amendment to Deferred Compensation Plan, dated as of March 25, 2014 (Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-13145))

EXHIBIT NUMBER	DESCRIPTION
10.25+	Jones Lang LaSalle Incorporated Third Amendment to Deferred Compensation Plan, dated as of October 1, 2018 (Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-13145))
10.26+	Jones Lang LaSalle Incorporated Fourth Amendment to Deferred Compensation Plan, dated as of July 1, 2019 (Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-13145))
10.27+	Jones Lang LaSalle Incorporated Fifth Amendment to Deferred Compensation Plan, dated as of June 15, 2020 (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-13145))
10.28+	Jones Lang LaSalle Incorporated Sixth Amendment to Deferred Compensation Plan, dated as of January 1, 2022 (Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-13145))
10.29+	Jones Lang LaSalle Deferred Compensation Plan (Amended and Restated as of January 1, 2024) (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-13145))
10.30+	Jones Lang LaSalle Incorporated GEB 2015-2020 Long-Term Incentive Compensation Program, effective as of January 1, 2015 (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated July 15, 2015 (File 001-13145))
10.31+	Letter Agreement, dated August 23, 2016 between Jones Lang LaSalle Incorporated and Christian Ulbrich (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 25, 2016 (File 001-13145))
10.32+	Amendment, dated August 1, 2022, to the Letter Agreement dated August 23, 2016 between Jones Lang LaSalle Incorporated and Christian Ulbrich (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-13145))
10.33+	Letter Agreement, dated September 22, 2019 between Jones Lang LaSalle Incorporated and Mihir Shah (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (File No. 001-13145))
10.34+	Letter Agreement, dated September 22, 2019 between Jones Lang LaSalle Incorporated and Yishai Lerner (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (File No. 001-13145))
10.35+	Letter Agreement, dated June 18, 2020, between Jones Lang LaSalle Incorporated and Karen Brennan (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 22, 2020 (File No. 001-13145))
10.36+	Form Change in Control Agreement for Global Executive Board (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, dated March 4, 2021 (File No. 001-13145))
10.37+	Jones Lang LaSalle Incorporated Global Executive Board Annual Incentive Plan, dated as of February 23, 2024 (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-13145)
10.38+	Letter Agreement dated July 31, 2024, between Jones Lang LaSalle Inc. and Yishai Lerner (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 001-13145)
11	Statement concerning computation of per share earnings (filed in Item 8, Consolidated Statements of Comprehensive Income)
19*	Jones Lang LaSalle Incorporated Policy on Trading in Company Securities
21.1*	List of Subsidiaries

EXHIBIT NUMBER	DESCRIPTION
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney (Set forth on page preceding signature page of this report)
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Jones Lang LaSalle Incorporated Policy on Recoupment of Incentive Compensation as adopted on September 7, 2023 (Incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-13145))
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

+ Indicates management compensatory plan, contract, or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 19th day of February, 2025.

JONES LANG LASALLE INCORPORATED

By /s/ Karen Brennan

Karen Brennan
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 19th day of February, 2025.

Signature	Title
/s/ Siddharth N. Mehta Siddharth N. Mehta	Chairman of the Board of Directors and Director
/s/ Christian Ulbrich Christian Ulbrich	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Karen Brennan Karen Brennan	Chief Financial Officer (Principal Financial Officer)
/s/ Benjamin Hawke Benjamin Hawke	Chief Accounting Officer (Principal Accounting Officer)
/s/ Hugo Bagué Hugo Bagué	Director
/s/ Matthew Carter, Jr. Matthew Carter, Jr.	Director
/s/ Susan Gore Susan Gore	Director
/s/ Tina Ju Tina Ju	Director
/s/ Bridget Macaskill Bridget Macaskill	Director
/s/ Deborah H. McAneny Deborah H. McAneny	Director
/s/ Moses Ojeisekhoba Moses Ojeisekhoba	Director
/s/ Jeetu Patel Jeetu Patel	Director
/s/ Susan Gore Susan Gore	Director
/s/ Larry Quinlan Larry Quinlan	Director
/s/ Efrain Rivera Efrain Rivera	Director



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Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 782 5800

JLL
jll.com

LaSalle
lasalle.com

Regional contact information

Each of our businesses — JLL Real Estate Services and LaSalle — operates in the Americas, EMEA and Asia Pacific. Regional contact information for these businesses may be found on the websites referenced above.

Independent registered public accounting firm
KPMG LLP
200 East Randolph Drive
Chicago, Illinois 60601

Stock transfer agent, registrar and dividend paying agent
Computershare Investor Services
150 Royall Street, Suite 101
Canton, Massachusetts 02021
tel +1 866 210 8055
computershare.com/investor

Shareholder online inquiries
web.queries@computershare.com

Investor relations
Inquiries from investors should be directed to:

Jones Lang LaSalle Incorporated
Investor Relations Department
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 252 8943
ir.jll.com

NYSE and SEC certifications

As required, during 2024 our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by JLL of NYSE corporate governance listing standards. In addition, JLL has filed with the Securities and Exchange Commission, as exhibits to its 2024 Annual Report on Form 10-K, the certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure.

JLL Code of Ethics

JLL stands for uncompromising integrity and the highest ethical conduct. We are proud of, and are determined to protect and enhance, the global reputation we have established. In a service business such as ours, the integrity that our brand represents is one of our most valuable assets. The JLL Code of Ethics, which may be found in multiple languages on our website, contains the ethics policies that everyone who does business on behalf of our firm must follow. Reports of possible violations of our Code of Ethics may be made to our global Ethics Helpline at +1 877 540 5066 or by contacting **jllethicsreports.com**


ETHISPHERE®
WORLD'S MOST
ETHICAL
COMPANIES®
2008 - 2025

JLL Vendor Code of Conduct

JLL expects that each of its vendors, meaning any firm or individual providing a product or service to JLL or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity, safety, and respect for all individuals. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation, and our brand. Accordingly, we expect all vendors to adhere to the JLL Vendor Code of Conduct, which may be found in multiple languages on our website. Reports of possible violations of our Vendor Code of Conduct may be made to our global Ethics Helpline or through the Web address indicated above.

JLL Sustainability

We shape the future of real estate for a better world by partnering with our stakeholders to drive disruptive, impactful, and sustainable change. We do this by embedding sustainability into everything we do through our global sustainability program. It is focused on three issue areas where JLL can deliver the greatest impacts: Climate action for sustainable real estate, Healthy spaces for all people, and Inclusive places for thriving communities. For more information, visit **jll.com/sustainability**

Cautionary note regarding forward-looking statements

Certain statements in this Annual Report may constitute forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause JLL's actual results to be materially different from any future results implied by such forward-looking statements. See our 2024 Form 10-K for a discussion of such risks, uncertainties, and other factors.

Integrated reporting

JLL was one of the first U.S. listed companies to participate in the International Integrated Reporting Council, and we continue to support the general principles set forth by the Integrated Reporting (<IR>) Framework in our financial reporting and sustainability materials. Our Annual Report focuses on our business strategy and our financial performance, including an attempt to illustrate how being a sustainable enterprise is integral to our success. Our governance and remuneration practices are reported primarily in the Proxy Statement for our Annual Meeting of Shareholders, and our sustainability strategy and performance are reported in our Global Sustainability Report. The mechanisms we use to make our clients feel comfortable with respect to our transparency and fair dealing are summarized in our Ethics Everywhere Annual Report.


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